Management's Discussion
and Analysis

Sun Life Financial Inc.
For the Year Ended December 31, 2020
February 10, 2021

Management’s Discussion and Analysis         Sun Life Financial Inc.     December 31, 2020    1

MANAGEMENT'S
DISCUSSION
AND ANALYSIS

3	A. HOW WE REPORT OUR RESULTS	39	I. CAPITAL AND LIQUIDITY MANAGEMENT
		39	1. Capital
4	B. OVERVIEW	42	2. Capital Adequacy
4	1. Strategy	43	3. Shareholder Dividends
6	2. Financial Objectives	43	4. Principal Sources and Uses of Funds
6	3. Acquisitions and Other	44	5. Liquidity
7	4. COVID-19
		45	J. RISK MANAGEMENT
9	C. FINANCIAL SUMMARY	45	1. Risk Management Framework
		46	2. Risk Governance
10	D. PROFITABILITY	47	3. Risk Universe
10	2020 vs. 2019	47	4. Risk Appetite
		48	5. Risk Management Policies
12	E. GROWTH	48	6. Risk Management Process
12	1. Sales and Value of New Business	48	7. Three Lines of Defence
13	2. Premiums and Deposits	49	8. Risk Culture and Philosophy
13	3. Assets Under Management	50	9. Risk Categories

14	F. FINANCIAL STRENGTH	70	K. ADDITIONAL FINANCIAL DISCLOSURE
		70	1. Selected Annual Information
16	G. PERFORMANCE BY BUSINESS GROUP	71	2. Items related to Statement of Operations
17	1. Canada	73	3. Items related to Statement of Financial Position
20	2. U.S.	75	4. Fourth Quarter 2020 Profitability
23	3. Asset Management	77	5. Fourth Quarter 2020 Growth
26	4. Asia	77	6. Previous Quarters
30	5. Corporate
		78	L. NON-IFRS FINANCIAL MEASURES
31	H. INVESTMENTS
31	1. Investment Profile	81	M. ACCOUNTING AND CONTROL MATTERS
33	2. Debt Securities	81	1. Critical Accounting Policies and Estimates
34	3. Equities	87	2. Changes in Accounting Policies
34	4. Mortgages and Loans	88	3. Disclosure Controls and Procedures
36	5. Derivatives
37	6. Investment Properties	89	N. LEGAL AND REGULATORY PROCEEDINGS
38	7. Impaired Assets
38	8. Asset Default Provision	89	O. FORWARD-LOOKING STATEMENTS

2    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

Management's Discussion and Analysis

February 10, 2021

A. How We Report Our Results

Sun Life Financial Inc. ("SLF Inc.") is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2020, Sun Life had total assets under management ("AUM") of $1,247 billion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto ("TSX"), New York ("NYSE") and Philippine ("PSE") stock exchanges under the ticker symbol SLF.

SLF Inc. is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada ("Sun Life Assurance"). In this management's discussion and analysis ("MD&A"), SLF Inc., its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". Unless otherwise indicated, all information in this MD&A is presented as at and for the year ended December 31, 2020 and the information contained in this document is in Canadian dollars. Where information at and for the year ended December 31, 2020 is not available, information available for the latest period before December 31, 2020 is used. Except where otherwise noted, financial information is presented in accordance with International Financial Reporting Standards ("IFRS") and the accounting requirements of the Office of the Superintendent of Financial Institutions ("OSFI"). Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS.

We manage our operations and report our financial results in five business segments: Canada, United States ("U.S."), Asset Management, Asia, and Corporate. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes ("Annual Consolidated Financial Statements" and "Interim Consolidated Financial Statements", respectively, and "Consolidated Financial Statements" collectively) and this MD&A.
1. Use of Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to the closest IFRS measures are available in section L - Non-IFRS Financial Measures in this document. Further additional information concerning these non-IFRS financial measures and reconciliations to the closest IFRS measures are included in the Supplementary Financial Information packages that are available on www.sunlife.com under Investors - Financial results and reports.
2. Forward-looking Statements
Certain statements in this document are forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Additional information concerning forward-looking statements and important risk factors that could cause our assumptions, estimates, expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by such forward-looking statements can be found in section O - Forward-looking Statements in this document.
3. Additional Information
Additional information relating to the Company can be found in the Consolidated Financial Statements and SLF Inc.'s Annual Information Form ("AIF") for the year ended December 31, 2020. These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.'s Annual Consolidated Financial Statements, Annual MD&A and AIF are filed with the United States Securities and Exchange Commission ("SEC") in SLF Inc.'s annual report on Form 40-F and SLF Inc.'s Interim MD&A and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

Management’s Discussion and Analysis         Sun Life Financial Inc.     December 31, 2020    3

B. Overview

Sun Life is a leading international financial services organization providing a diverse range of insurance, wealth and asset management solutions to individual and corporate Clients.
Purpose and Ambition
Our Purpose is to help our Clients achieve lifetime financial security and live healthier lives.

Our ambition is to be one of the best insurance and asset management companies in the world. To achieve this, across each of the four pillars of our business we aim to have:
•Top quartile total shareholder return
•Exceptional Client service
•Superior business mix and positioning
•Strong and distinct talent and culture
•Superior business execution
1. Strategy
We aim to provide outstanding value to our Clients. Our strategy places the Client at the centre of everything we do. We believe our Client for life strategy and Purpose, as described below, will allow us to gain a distinct competitive advantage to achieve our goal to be a leader in each of our four pillars.
Our Client Strategy
Our Client-centric strategy has six key areas of focus that we are pursuing across each of our four pillars. These areas of focus define how we compete in our markets, extend our competitive advantages, fulfill our Purpose and support our ambition to be one of the best insurance and asset management companies in the world.

Client: Our Clients are at the centre of everything we do and we are focused on building lasting and trusted Client relationships. We believe this allows us to maximize the value we provide our Clients, and leads to better business outcomes for Sun Life. We achieve this by:
•Making it easier to do business with us
•Providing quality products and services that meet the needs of our Clients
•Being more proactive in contacting and engaging with our Clients
•Delivering consistently superior Client service
•Achieving strong investment performance

Distribution Excellence: Our Clients work with high-quality distribution partners who put them at the centre of what they do. Our distribution partners will engage Clients where, when and how they wish, in a personalized and relevant way. We continue to invest in our distribution capabilities, through digital channels and by enabling our advisors, agents, partners and brokers to deliver great Client experiences and focus on meeting Client needs.

Digital, Data & Analytics: Our Digital, Data & Analytics capabilities are critical to both delivering value to our Clients and for efficiency and effectiveness, while respecting our Clients' privacy. As consumer preferences evolve and technological advancements enable new possibilities and services, Sun Life is investing in new capabilities across our businesses to reach our Clients more effectively, drive efficiencies and explore new business opportunities. Our focus in these areas is to:
•Digitize current processes and interactions
•Be more proactive, predictive and personalized with our Clients
•Build and deploy new digital business models
4    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

Financial Discipline: Our continued financial and risk management prudence, efficient use of capital and strong execution will support our medium-term financial and other business objectives and also support us in meeting our aim of top quartile total shareholder returns while maintaining a preferred risk and capital profile. Specific areas of focus are to:
•Deliver strong earnings growth and disciplined expense management to support the enterprise's medium-term objectives
•Create a culture of accountability, purpose and passion for long-term Client and business value embodied by all employees, including a strong focus on efficient use of resources to drive top and bottom line growth

Talent and Culture: Delivering on our strategy will require that we attract, retain and develop the best talent, while also continuing to evolve our talent and culture to manage the increasing pace of change. Specifically, our talent goals are to continue to:
•Attract a disproportionate share of top talent across our geographies, wrapped in an empowering culture
•Build on our high performance culture and support and reward our diverse, talented workforce
•Ensure that our focus on our Clients becomes deeply embedded in our unique and inclusive culture
•Remain committed to the highest standards of business ethics and good governance
•Stay committed to a diverse and inclusive workforce to foster wide perspectives and creative ideas to benefit our Clients, our colleagues and the communities where we operate

Digital Enterprise: Digital Enterprise is the next step in the evolution of our Client strategy. It brings the business and technology closer than ever before and will transform how we work. This will help us deliver faster and exceptional digital experiences and Client results. It’s how we’ll ensure our Clients around the world can have a distinctive digital experience, integrated across life, health and wealth and elevated through Client-centered partnerships. We put Clients at the centre, are digital at heart and work faster together. This allows us to deliver on our Purpose, when, where and how Clients need us.
Our Four Pillars
Our four pillar approach defines the businesses and markets in which we compete. In each of these pillars, we focus on creating value for our Clients and shareholders in businesses that have strong growth prospects, favourable return on equity and strong capital generation in attractive global markets.

Currently, in our four pillars we are:

A leader in insurance and wealth solutions in our Canadian Home Market
•Delivering value to over six million Clients via our Group and Individual businesses
•Market leader in providing benefits and pensions in the workplace
•Servicing individuals with a wide range of wealth, health, and insurance products via our retail channels, including our leading SLFD(1) network

A leader in U.S. group benefits
•A market leader in group benefits serving employees and their families with employer-sponsored benefits at workplaces of all sizes across the country including group life, disability, dental, vision, voluntary and supplemental health products
•The largest independent provider of medical stop-loss insurance in the U.S.
•A leader in providing turnkey solutions for insurance and health plan partners through FullscopeRMS, including disability, absence management, life, stop-loss and supplemental health coverages

A leader in Global Asset Management
•A provider of investment products through MFS Investment Management ("MFS") and SLC Management that delivers superior value to Clients through traditional active asset management as well as liability driven investing ("LDI") and alternative asset classes:
•MFS is a premier investment management firm offering a comprehensive selection of asset management products and services to retail and institutional investors around the world
•SLC Management is an institutional investment management business delivering customized LDI, alternative fixed income, infrastructure and global real estate solutions

A leader in Asia through distribution excellence in higher growth markets
•A provider of individual life and health insurance that delivers Client value in all markets
•A provider, in select markets, of asset management and group retirement products and services
•Operating in the Philippines, Hong Kong, Indonesia, Vietnam, Malaysia, India and China, and in the global high-net-worth market through our International business
•Among the global leaders in providing life insurance solutions to international high-net-worth Clients
A Key Element of our Strategy is our Commitment to Sustainability
Sustainability is a strategic priority and is essential to our long-term business success. We strive to embed sustainability in everything we do to drive social and economic outcomes for our Clients, Employees, Investors and Communities, and ultimately contribute to a healthier, more financially resilient, environmentally secure, and economically prosperous world. Our sustainability plan is underpinned by our Purpose of helping our Clients achieve lifetime financial security and live healthier lives, and is integrated into our business activities. We focus on three areas where we have the greatest opportunity to have a positive impact on society, while creating competitive advantage for our business.

Financial Security: We provide our Clients and employees with innovative products and services that increase their lifetime financial security. We're committed to improving financial resiliency in society by advocating for and expanding access to products and services to close insurance coverage gaps and build long-term wealth.

(1)    Sun Life Financial Distribution - our proprietary career advisory network.
Management’s Discussion and Analysis         Sun Life Financial Inc.     December 31, 2020    5

Healthier Lives: We offer our Clients and employees products and tools to live healthier lives. Through investments in community health and access to health and disability insurance, we're focused on improving health and wellness in society.

Sustainable Investing: We manage capital with sustainability embedded in our investment processes. We offer our Clients and employees sustainable investing opportunities, and invest our assets to support a low-carbon and more inclusive economy.

Our sustainability plan builds from our foundation as a Trusted and Responsible Business. At the core of this foundation is our commitment to being a responsibly-managed business that is Client-focused, competitive, forward-thinking, financially and environmentally resilient, and sustainable for the long term. Operating ethically, treating our Clients and employees with utmost respect, investing in communities and reducing our impact on the environment are all vital components of maintaining the proven longevity and resiliency of our business. Our robust approach to managing our business creates trust and value for our Clients, employees and stakeholders.

Our sustainability commitment is guided by the United Nations Sustainable Development Goals ("SDGs"). We focus primarily on supporting the five SDGs where we believe we can have the greatest influence and impact. These are: #3 Good health & well-being, #5 Gender equality, #7 Affordable and clean energy, #8 Decent work and economic growth and #13 Climate action.

For additional information on our sustainability plan and recent progress, refer to www.sunlife.com/sustainability.
Diversity and Inclusion
To have a resilient, sustainable business, diversity and inclusion must serve as a catalyst. In 2020, Sun Life reinforced its commitment to diversity, equity and inclusion by taking a firm stance for equality, social change and justice to support under-represented communities.

In addition to setting new goals for representation of Black, Indigenous and People of Colour in executive roles, and a training and dialogue program on racial equity, we signed the Black North initiative, an organization dedicated to the removal of anti-Black systemic barriers negatively affecting Black Canadians. We also invested an additional $1 million in three key areas to drive meaningful social change: Clients and Communities, Talent and Culture, and Learning and Development.

For more information, please visit www.sunlife.com/en/sustainability/diversity-and-inclusion.

2. Financial Objectives
Our medium-term financial objectives are outlined as follows:

Measure(1)	Medium-term financial objectives	5-Year(2)	2020 results
Underlying EPS growth Growth in EPS reflects the Company's focus on generating sustainable earnings for shareholders.	8%-10%	8%	6%
Underlying ROE ROE is a significant driver of shareholder value and is a major focus for management across all businesses.	12%-14%	13.5%	14.4%
Dividend payout ratio Payout of capital serves shareholder value, based on underlying net income.	40%-50%	41%	40%

(1)    Underlying earnings per share ("EPS"), underlying return on equity ("ROE") and the dividend payout ratio are non-IFRS financial measures. See section L - Non-IFRS Financial Measures in this document. The dividend payout ratio represents the ratio of common shareholders' dividends to underlying net income. See section I - Capital and Liquidity Management - 1 - Capital in this document for further information regarding dividends.
(2)    Underlying EPS growth is calculated using a compound annual growth rate. Underlying ROE and dividend payout ratio are calculated using an average.

We have performed well against our medium-term financial objectives. Although considered reasonable, we may not be able to achieve our medium-term financial objectives as our assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our medium-term financial objectives as described above. Our medium-term financial objectives do not constitute guidance. Our medium-term financial objectives are forward-looking non-IFRS financial measures and additional information is provided in this MD&A in the section O - Forward-looking Statements - Medium-Term Financial Objectives.

3. Acquisitions and Other
The following developments occurred since January 1, 2020. Additional information concerning acquisitions and dispositions is provided in our 2020 Annual Consolidated Financial Statements.

On July 1, 2020, we completed the acquisition of our majority stake in InfraRed Capital Partners ("InfraRed acquisition"), a global infrastructure and real estate investment manager. As a leader in global infrastructure investing including renewable energy, InfraRed Capital Partners ("InfraRed") will broaden SLC Management’s suite of alternative investment solutions while also creating the opportunity for InfraRed to access North American investors through our distribution networks. The transaction includes the ability to acquire the remaining 20% interest of InfraRed in the future. For additional information, refer to Note 3 of our 2020 Consolidated Financial Statements.
6    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

Subsequent Events
On December 21, 2020, we announced our intention to redeem all of the outstanding $350 million principal amount of Series 2016-1 Subordinated Unsecured 3.10% Fixed/Floating Debentures on or about February 19, 2021, in accordance with the redemption terms attached to such debentures. The redemption will be funded from existing cash and other liquid assets.

On January 1, 2021, our subsidiary, Sun Life Vietnam Insurance Company Limited ("Sun Life Vietnam"), and Asia Commercial Joint Stock Bank ("ACB") launched a 15-year exclusive bancassurance partnership in Vietnam.

On January 5, 2021, we completed our acquisition of a majority stake of Crescent(1) ("Crescent acquisition"), a U.S.-based global alternative credit investment manager. Total cash consideration of $308 million (US$241 million) was paid, which includes our portion of the net liabilities in Crescent of $60 million (US$47 million). The agreement includes the ability to acquire the seller’s outstanding shares in Crescent and a contingent consideration payment of up to $79 million (US$62 million), based on the achievement of certain milestones. In addition, the sellers have the option to require us to purchase their outstanding shares ("put option"). The initial recognition of the put option liability is expected to reduce Total shareholders’ equity by approximately $175 million. Crescent is a part of our Asset Management business segment. The acquisition extends SLC Management's solutions in alternative credit, which will benefit existing and prospective Clients. Crescent has more than 180 partners and employees and approximately $39.1 billion in AUM (US$30.7 billion), as at December 31, 2020. For additional information, refer to Note 28 of our 2020 Consolidated Financial Statements.

In addition to the Corporate restructuring charge of approximately $20 million after-tax recorded in the fourth quarter of 2020 to simplify our organizational structure, we have also been developing a strategy for our workspace and redefining the role of the office, in a post COVID-19 world. Beginning first quarter of 2021, we will reduce and consolidate our real estate footprint across various sites in Canada and the U.S. These actions reflect a change to a more flexible and virtual work environment. In support of this strategy, we expect to take a charge between $40 - $60 million after-tax, mainly to reflect the vacating and reconfiguration of existing workspaces, in the first quarter of 2021. The actual restructuring charge and timing may differ from the Company’s estimate.
4. COVID-19
On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic. This has resulted in the loss of lives, impacts on disability, pressure on health care systems, restrictions in travel, quarantines and restrictions on gatherings of people, closure of businesses and schools, higher unemployment, supply chain disruptions, increased volatility in financial markets, and widespread uncertainty.

We have and will continue to adjust our operations across each of our businesses as government restrictions and measures around the globe evolve and change. We have been proactively communicating with our Clients on the special measures we are taking to aid them through this difficult time. Our actions are personal and have included the extension of premium payment grace periods, extended coverage, and simplified and speedy claim payments. In certain jurisdictions, we also offered premium reductions to group benefit sponsors and we are providing more flexibility for those struggling to meet loan or mortgage payments, such as granting interest, principal and rental payment deferrals on a case-by-case basis. For our advisors, we enhanced our digital distribution and communication tools to support them through this period. In the U.S., we have also incorporated COVID-19 vaccinations to our critical illness policies and have allowed self-funded employers to make changes to their plans for vaccinations without impacting their rates.

Our business continuity processes are designed to ensure that key business functions and normal operations can continue effectively and efficiently in the event of a disruption. We have processes in place to monitor and maintain ongoing systems availability, stability, and security. Due to various restrictions, a majority of our employees have been working from home. Our working from home strategy continues to operate effectively and, depending on each location, the return to offices has been gradual and measured to ensure the health and safety of our employees and our communities.

Our communities are vital and we have been taking actions to support them. For example, we have donated 600,000 surgical masks to hospitals in Canada and donated more than $2 million to support communities impacted by the COVID-19 pandemic. Across Asia, we have donated to food banks and provided hand sanitizer to various communities, while digital life insurance coverage was donated in the Philippines and China to doctors, nurses, and other medical support staff as a way of saying "Thank you" for their efforts to stop the spread of COVID-19.

Regulatory Responses to COVID-19
Sun Life is subject to regulation and supervision by government authorities in the jurisdictions in which it does business. Various regulators have introduced new measures or adjustments to respond to the evolving situation with the COVID-19 pandemic.

(1) Crescent Capital Group LP ("Crescent")
Management’s Discussion and Analysis         Sun Life Financial Inc.     December 31, 2020    7

OSFI, which supervises the activities of Sun Life, has announced various measures to support the resilience of the financial institutions that it regulates. On March 13, 2020, OSFI set an expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being. On March 27, 2020, OSFI announced that, under regulatory capital requirements for insurers, payment deferrals will not cause insured mortgages to be treated as delinquent or in arrears. On April 9, 2020, OSFI announced continued regulatory flexibility measures including: (1) determining that under LICAT(1), life insurers granting payment deferrals due to the COVID-19 pandemic will not be subject to increased capital requirements for related mortgages, loans and leases; (2) determining that life, property & casualty and mortgage insurers that approve premium payment deferrals to policyholders will not be subject to increased capital requirements related to those deferred premiums; and (3) introducing a smoothing mechanism to LICAT interest rate risk requirements to reduce increased and unwarranted volatility in required capital. On August 31, 2020, OSFI announced that the special capital treatment for loan payments and premium deferrals is no longer warranted and will be phased out as insurers and their clients have adapted to the extraordinary circumstances and unprecedented disruptions related to the pandemic.(2) In addition, the Bank of Canada recently expanded various programs, including its term repurchase facilities, to increase access to liquidity for financial institutions including insurance companies.

In the U.S., state insurance regulators issued an unprecedented volume of emergency measures to address the impact of the COVID-19 pandemic on policyholders. These regulatory changes impacted policy administration and business practices for the U.S. Branch and SLF Inc.'s U.S. life and health insurance subsidiaries, and, as content and timing varied by state, they have introduced additional operational and compliance complexity to the business. The National Association of Insurance Commissioners issued guidance to U.S. insurers on March 27, 2020 encouraging insurers to work with borrowers who may be unable to meet obligations because of the effects of the COVID-19 pandemic and on April 15, 2020 adopted interpretations of statutory accounting principles applicable to U.S. insurers related to, among other things, direct mortgage loans and Schedule BA mortgages. For purposes of statutory financial statements for the first three quarters of 2020 and any risk-based capital ("RBC") calculations prepared by insurers for those quarters, if the insurer chooses (or is government mandated) to grant forbearance in response to the COVID-19 pandemic, such mortgages are not required to be reclassified as impaired and therefore subject to a different RBC charge than was utilized during the December 31, 2019 RBC filing and which may have otherwise required a higher capital charge for such mortgage. In the third quarter of 2020, the National Association of Insurance Commissioners adopted interpretations of statutory accounting principles that extend these concepts to statutory financial statements and RBC calculations for the fourth quarter of 2020.

Impact on our Results and Operations
Notwithstanding market effects on our reported net income during the year, the impact of COVID-19 on our underlying net income and other financial metrics, including sales, claims and benefits, premiums and fee income, were limited.

Since the beginning of the pandemic, sales results have been mixed across our products and businesses. We saw some markets benefiting from digital tools, pre-existing sales pipelines, re-pricing and return to office opportunities. In other markets, we experienced significant sales declines resulting from strict quarantine protocols impacting face-to-face sales transactions. Strong wealth sales were driven by MFS, SLC Management, Group Retirement Services ("GRS") and money market funds in the Philippines.

We also experienced favourable morbidity experience in 2020, as the first half of the year saw lower benefit utilization of dental, extended health care, vision, and hospital and surgical coverages that were partially offset by Group Benefit premium credits. As restrictions eased with health care providers enhancing safety measures, benefit utilization returned to near normal levels in the latter part of 2020. We also saw lower fee income in our Canadian Group Benefits ("GB") ASO(3) business, which correlated to the number of claims processed due to lower benefits utilization during the COVID-19 lockdowns.

To support our Clients who may be facing financial hardships, we extended grace periods for premium payment for individual insurance and group benefits Clients. The impact to premium receivables has not been significant.

Our Group Benefit and Group Pension businesses cover employees in the worksite, and to the extent their employment is terminated and not replaced it means the premium and assets in force would decline over time, all things being equal.

For our borrowers and real estate tenants, we have granted interest, principal and rent payment deferrals, on a case by case basis, with the majority of the deferrals being up to 3 months. Outstanding deferrals as at December 31, 2020 were not material.

The overall impact of the COVID-19 pandemic is still uncertain and dependent on the progression of the virus, variant strains, potential treatments and therapies, the distribution of vaccines and on actions taken by governments, businesses and individuals, which could vary by country and result in differing outcomes. In addition, the landscape of the businesses we operate in is shifting and the longer term impacts from containment measures on the economy and Client behaviour, after the COVID-19 restrictions have been lifted, is difficult to predict. Examples include reductions on office space as more employees shift to remote working or higher demand for employer health coverage. Given the extent of the circumstances, it is difficult to reliably measure or predict the potential impact of this uncertainty on our future financial results. For additional information, please refer to section J - 9 - Risks relating to the COVID-19 Pandemic in this document.

(1)     Life Insurance Capital Adequacy Test ("LICAT").
(2)     For additional information, please refer to Section F – Financial Strength in this document.
(3)    Administrative Services Only ("ASO").
8    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

C. Financial Summary

($ millions, unless otherwise noted)	2020	2019
Profitability
Net income (loss)
Reported net income (loss)	2,404	2,618
Underlying net income (loss)(1)	3,213	3,057
Diluted EPS ($)
Reported EPS (diluted)	4.10	4.40
Underlying EPS (diluted)(1)	5.49	5.16
Reported basic EPS ($)	4.11	4.42
Return on equity (%)
Reported ROE(1)	10.8%	12.3%
Underlying ROE(1)	14.4%	14.3%

Growth
Sales
Insurance sales(1)	3,501	3,524
Wealth sales(1)	220,860	158,992
Value of new business ("VNB")(1)	1,140	1,206
Premiums and deposits
Net premium revenue	23,738	20,288
Segregated fund deposits	12,880	11,958
Mutual fund sales(1)	141,131	99,836
Managed fund sales(1)	62,190	45,062
ASO premium and deposit equivalents(1)	8,455	6,802
Total premiums and deposits(1)	248,394	183,946
Assets under management(1)
General fund assets	197,090	180,229
Segregated fund assets	125,921	116,973
Mutual fund assets, managed fund assets and other AUM(1)	923,543	802,145
Total AUM(1)	1,246,554	1,099,347

Financial Strength
LICAT ratios(2)
Sun Life Financial Inc.	147%	143%
Sun Life Assurance(3)	127%	130%
Financial leverage ratio(1)	23.5%	21.2%
Dividend(4)
Dividend yield(5)	4.1%	3.9%
Dividend payout ratio(1)	40%	41%
Dividends per common share ($)	2.200	2.100
Capital
Subordinated debt and innovative capital instruments(6)	4,981	3,738
Participating policyholders' equity and non-controlling interests	1,393	1,110
Total shareholders' equity	24,469	23,398
Total capital	30,843	28,246
Average common shares outstanding (millions)	585	592
Closing common shares outstanding (millions)	585	588

(1)    Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.
(2)    Life Insurance Capital Adequacy Test.
(3)    Sun Life Assurance is SLF Inc.'s principal operating life insurance subsidiary.
(4)    See section I - Capital and Liquidity Management - 1 - Capital in this document for further information regarding dividends.
(5)    Dividend yield is calculated on dividends per common share paid divided by the daily annual average share price for the year.
(6)    Innovative capital instruments consist of Sun Life ExchangEable Capital Securities ("SLEECS") which qualify as capital for Canadian regulatory purposes. Under IFRS, these items are reported as Senior debentures in our Consolidated Financial Statements. For additional information, see the section I - Capital and Liquidity Management - 1 - Capital in this document.
Management’s Discussion and Analysis         Sun Life Financial Inc.     December 31, 2020    9

D. Profitability
2020 vs. 2019
The following table reconciles our reported net income and underlying net income. The table also sets out the impacts that other notable items had on our reported net income and underlying net income in 2020 and 2019. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

($ millions, after-tax)	2020	2019
Reported net income	2,404	2,618
Less: Market-related impacts(1)	(461)	(237)
Assumption changes and management actions(1)	(143)	(46)
Other adjustments(1)	(205)	(156)
Underlying net income(2)	3,213	3,057
Reported ROE(2)	10.8%	12.3%
Underlying ROE(2)	14.4%	14.3%
Impacts of other notable items on reported and underlying net income
Experience-related items(3)
Impacts of investment activity on insurance contract liabilities ("investing activity")	258	131
Credit	(57)	74
Mortality	(39)	22
Morbidity	125	(70)
Lapse and other policyholder behaviour ("policyholder behaviour")	(60)	(24)
Expenses	(93)	(18)
Other experience	(35)	(29)

(1)    Represents an adjustment made to arrive at a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)    Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.
(3)    Experience-related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

Reported net income decreased by $214 million or 8% in 2020 compared to 2019, reflecting unfavourable market-related and ACMA(1) impacts, higher fair value adjustments on MFS's share-based payment awards and higher acquisition, integration and restructuring costs. Market-related impacts reflected the decline in equity markets, partially offset by interest rate impacts. Underlying net income increased by $156 million or 5%, driven by business growth, higher investing activity, favourable results in GB in Canada, higher new business gains and favourable morbidity experience in the U.S. These factors were partially offset by unfavourable tax experience, unfavourable credit and mortality experience, lower net investment returns on surplus, and unfavourable expense experience. Unfavourable tax experience relates to an adjustment relating to the prior year’s Canadian tax filings in 2020 and the impacts of tax matters that were favourable in 2019(2). Refer to section L - Non-IFRS Financial Measures in this document for a reconciliation between reported net income and underlying net income.
1. Market-related impacts
Market-related impacts in 2020 compared to 2019 predominantly reflected the decline in equity markets and changes in the fair value of investment properties, partially offset by improved interest rate impacts. See Section L - Non-IFRS Financial Measures in this document for a breakdown of the components of market-related impacts.
2. Assumption changes and management actions
Due to the long-term nature of our business, we make certain judgments involving assumptions and estimates to value our obligations to policyholders. The valuation of these obligations is recorded in our financial statements as insurance contract liabilities and investment contract liabilities and requires us to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policyholder behaviour, expenses and inflation and other factors over the life of our products.

We review assumptions each year, generally in the third quarter, and revise these assumptions if appropriate. We consider our actual experience in current and past periods relative to our assumptions as part of our annual review.

ACMA in 2020 resulted in a decrease of $143 million to reported net income, compared to a decrease of $46 million to reported net income in 2019.

(1)     Assumption changes and management actions ("ACMA").
(2)    The impact of the resolution of tax matters from prior years in 2019, including interest and investment income tax allocation updates between the participating policyholders’ account and the shareholders’ account ("tax matters that were favourable in 2019"). The results include income of $78 million, of which $58 million was in Corporate and $20 million in Canada.
10    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

Assumption Changes and Management Actions by Type
The following table sets out the impacts of ACMA on our reported net income in 2020.

For the year ended December 31, 2020
($ millions, after-tax)	Impacts on reported net income(1)	Comments
Mortality / morbidity	(79)	Updates to reflect mortality/morbidity experience in all jurisdictions. The largest items were unfavourable mortality impacts in individual life and health in Canada and In-force Management in the U.S., partially offset by favourable group disability government pension plan offsets in Canada.
Policyholder behaviour	(162)	Updates to policyholder behaviour in all jurisdictions. The largest item was in In-force Management in the U.S.
Expenses	19	Updates to reflect expense experience in all jurisdictions.
Investment returns	(1)	Updates to various investment-related assumptions across the Company.
Model enhancements and other	80	Net favourable enhancements and methodology changes across all jurisdictions, partially offset by the impact of a new reinsurance agreement in In-force Management in the U.S.
Total impacts on reported net income(2)	(143)

(1)    ACMA is included in reported net income and is presented as an adjustment to arrive at underlying net income.
(2)    In this table, ACMA represents the shareholders' reported net income impacts (after-tax) including management actions. In Note 10.A of our 2020 Annual Consolidated Financial Statements, the impacts of method and assumptions changes represents the change in shareholders' and participating policyholders' insurance contract liabilities net of reinsurance assets (pre-tax) and does not include management actions. Further information can be found in section L - Non-IFRS Financial Measures in this document.

Additional information on estimates relating to our policyholder obligations, including the methodology and assumptions used in their determination, can be found in this MD&A under the section M - Accounting and Control Matters - 1 - Critical Accounting Policies and Estimates and in Note 10 of our 2020 Annual Consolidated Financial Statements.
3. Other adjustments
Other adjustments in 2020 decreased reported net income by $205 million, compared to $156 million in 2019, reflecting higher fair value adjustments on MFS's share-based payment awards, higher restructuring costs in Corporate and higher acquisition and integration costs in SLC Management. Costs in Corporate were related to various projects to simplify our organizational structure and drive efficiencies. Costs in SLC Management were related to the InfraRed acquisition and the Crescent acquisition.
4. Experience-related items
Compared to 2019, the significant changes in experience-related items are as follows:
•Higher investing activity in all insurance businesses;
•Unfavourable credit experience in all insurance businesses:

($ millions, after-tax)	2020	2019
Changes in ratings	(138)	(34)
Impairments, net of recoveries	(28)	8
Release of best estimate credit	109	100
Credit experience	(57)	74
•Unfavourable mortality experience in the U.S.;
•Favourable morbidity experience in GB in Canada and in employee benefits and medical stop-loss in the U.S.;
•Unfavourable policyholder behaviour experience; and
•Unfavourable expense experience in Canada and the U.S., partially offset by Asia and Corporate. A portion of the Canada impact resulted from the ASO expense experience during the year.
5. Income taxes
Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax-exempt investment income, and other sustainable tax benefits that are expected to decrease our effective tax rate.
For 2020, our effective tax rates on reported net income and underlying net income(1) were 15.1% and 19.3%, respectively, compared to 8.8% and 14.1%, respectively, for 2019. Our effective tax rate on underlying net income for 2020 is within our expected range of 15% to 20%. For additional information, refer to Note 20 of our 2020 Annual Consolidated Financial Statements. For 2019, our effective tax rate on underlying net income was below our expected range, primarily due to the favourable resolution of Canadian tax matters and higher tax-exempt investment income.

(1)    Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, which excludes amounts attributable to participating policyholders.
Management’s Discussion and Analysis         Sun Life Financial Inc.     December 31, 2020    11

6. Impacts of foreign exchange translation
We have operations in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars.

Items impacting our Consolidated Statements of Operations are translated into Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, period end rates are used for currency translation purposes.

The following table provides the foreign exchange rates for the U.S. dollar, which is usually our most significant impact of foreign exchange translation, over the past four quarters and two years.

Exchange rate	Quarterly				Full year
	Q4'20	Q3'20	Q2'20	Q1'20	2020	2019
U.S. Dollar - Average	1.304	1.332	1.386	1.341	1.341	1.327
U.S. Dollar - Period end	1.273	1.332	1.357	1.406	1.273	1.299

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company's international operations is translated back to Canadian dollars. Conversely, in a period of losses, the weakening of the Canadian dollar has the effect of increasing losses in foreign jurisdictions. The relative impacts of foreign exchange translation in any given period are driven by the movement of foreign exchange rates as well as the proportion of earnings generated in our foreign operations. We generally express the impacts of foreign exchange translation on net income on a year-over-year basis.

During 2020, the impacts of foreign exchange translation increased reported net income and underlying net income by $35 million and $34 million, respectively.

E. Growth
1. Sales and Value of New Business

($ millions)	2020	2019
Insurance sales by business segment(1)
Canada	779	988
U.S.	1,459	1,382
Asia	1,263	1,154
Total insurance sales	3,501	3,524
Wealth sales by business segment(1)
Canada	19,938	16,114
Asia	10,937	8,373
Total wealth sales excluding Asset Management	30,875	24,487
Asset Management sales(1)	189,985	134,505
Total wealth sales	220,860	158,992
Value of New Business(1)	1,140	1,206

(1)    Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

Total Company insurance sales decreased by $23 million or 1% ($36 million or 1%, excluding the impacts of foreign exchange translation) in 2020 compared to 2019.
•Canada insurance sales decreased by 21% compared to 2019, reflecting lower large case sales and lower market activity.
•U.S. insurance sales increased by 5%, excluding the favourable impacts of foreign exchange translation, driven by growth in employee benefits reflecting the demand for our digital and virtual capabilities, our Client-centric response to COVID-19, and new product releases.
•Asia insurance sales increased by 8%, excluding the favourable impacts of foreign exchange translation, driven by International Hubs, partially offset by the Philippines as a result of the impact of COVID-19.

Total Company wealth sales increased by $61.9 billion or 39% ($59.7 billion or 38%, excluding the impacts of foreign exchange translation) in 2020 compared to 2019.
•Canada wealth sales increased by 24%, primarily driven by higher large case sales in GRS and increased mutual fund and guaranteed product sales in Individual Wealth.
•Asia wealth sales increased by 30%, excluding the favourable impacts of foreign exchange translation, driven by growth in all markets.
•Asset Management sales increased by 40%, excluding the favourable impacts of foreign exchange translation, driven by higher mutual and managed fund sales in MFS and higher sales in SLC Management.

Total Company VNB was $1,140 million in 2020, a decrease of 5% compared to 2019, reflecting less favourable pricing in the U.S., and the impact of lower interest rates globally.
12    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

2. Premiums and Deposits

($ millions)	2020	2019
Premiums and Deposits
Net premium revenue	23,738	20,288
Segregated fund deposits	12,880	11,958
Mutual fund sales(1)	141,131	99,836
Managed fund sales(1)	62,190	45,062
ASO premium and deposit equivalents(1)	8,455	6,802
Total premiums and deposits(1)	248,394	183,946

(1)    Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

Premiums and deposits increased by 34% in 2020, compared to 2019, excluding the favourable impacts of foreign exchange translation, driven by increased mutual fund and managed fund sales, and higher net premium revenue.

Net premium revenue increased by 16% in 2020 compared to 2019, excluding the favourable impacts of foreign exchange translation, driven by increased premium revenue in Asia and Canada.

Segregated fund deposits increased by 7% in 2020 compared to 2019, excluding the favourable impacts of foreign exchange translation, driven by increased deposits in Canada.

Mutual fund sales increased by 40% in 2020 compared to 2019, excluding the favourable impacts of foreign exchange translation, driven by increased sales in MFS and the Philippines and India in Asia.

Managed fund sales increased by 36% in 2020 compared to 2019, excluding the favourable impacts of foreign exchange translation, driven by increased sales in MFS, SLC Management and Asia.

ASO premium and deposit equivalents increased by 28% in 2020, compared to 2019, excluding the favourable impacts of foreign exchange translation, driven by increases in Canada.
3. Assets Under Management
AUM consists of general funds, segregated funds and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

($ millions)	2020	2019
Assets under management(1)
General fund assets	197,090	180,229
Segregated fund assets	125,921	116,973
Mutual fund assets, managed fund assets and other AUM(1)	923,543	802,145
Total AUM(1)	1,246,554	1,099,347

(1)    Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

AUM increased by $147.2 billion or 13% as at December 31, 2020 compared to December 31, 2019, resulting primarily from:
(i)an increase of favourable market movements on the value of mutual funds, managed funds and segregated funds of $106.0 billion;
(ii)net inflows from mutual, managed and segregated funds of $23.1 billion;
(iii)an increase in AUM of general fund assets of $16.9 billion;
(iv)acquired AUM from the InfraRed acquisition of $16.3 billion; and
(v)an increase from other business activities of $6.7 billion; partially offset by
(vi)a decrease of $21.8 billion from the impacts of foreign exchange translation (excluding the impacts from general fund assets).

The net inflow of mutual, managed and segregated funds of $23.1 billion in 2020 was predominantly driven by net inflows of $17.7 billion in MFS, $3.5 billion in Canada and $3.1 billion in Asia, partially offset by net outflows of $0.7 billion in Corporate and $0.5 billion in SLC Management.

General fund assets increased by $16.9 billion or 9% as at December 31, 2020 compared to December 31, 2019, primarily attributable to:
(i)other business activities of $9.0 billion;
(ii)an increase of $6.9 billion from the change in value of fair value through profit or loss ("FVTPL") assets and liabilities; and
(iii)net inflows of $2.1 billion; partially offset by
(iv)a decrease of $1.1 billion from the impacts of foreign exchange translation.

Segregated fund assets increased by $8.9 billion or 8% as at December 31, 2020 compared to December 31, 2019, driven by favourable market movements of $8.4 billion, net inflows of $0.4 billion and the favourable impacts of foreign exchange translation of $0.1 billion.

Mutual funds, managed funds and other AUM increased by $121.4 billion or 15% as at December 31, 2020 compared to December 31, 2019, driven by favourable market movements of $97.6 billion, net inflows of $20.8 billion, acquired AUM from InfraRed of $16.3 billion and other business activities of $8.6 billion, partially offset by the impacts of foreign exchange translation of $21.9 billion.
Management’s Discussion and Analysis         Sun Life Financial Inc.     December 31, 2020    13

F. Financial Strength

	2020	2019
LICAT ratio
Sun Life Financial Inc.	147%	143%
Sun Life Assurance	127%	130%
Financial leverage ratio(1)	23.5%	21.2%
Dividend
Dividend payout ratio(1)	40%	41%
Dividends per common share ($)	2.200	2.100
Capital ($ millions)
Subordinated debt	4,781	3,538
Innovative capital instruments(2)	200	200
Equity
Participating policyholders' equity and non-controlling interests	1,393	1,110
Preferred shareholders' equity	2,257	2,257
Common shareholders' equity	22,212	21,141
Total equity	25,862	24,508
Total capital	30,843	28,246

(1)    Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.
(2)    Innovative capital instruments consist of SLEECS and qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in our Consolidated Financial Statements. For additional information, see section I - Capital and Liquidity Management - 1 - Capital in this document.
Life Insurance Capital Adequacy Test
OSFI has developed the regulatory capital framework referred to as the Life Insurance Capital Adequacy Test for Canada. LICAT measures the capital adequacy of an insurer using a risk-based approach and includes elements that contribute to financial strength through periods when an insurer is under stress as well as elements that contribute to policyholder and creditor protection wind-up.

On April 9, 2020, OSFI announced certain changes to capital requirements under the LICAT guideline in response to the COVID-19 pandemic. The changes pertain to the capital treatment of (i) payment deferrals for mortgages, leases, and other loans, (ii) payment deferrals on insurance premiums to policyholders, and (iii) interest rate risk requirements for participating lines of business. For payment deferrals granted due to the COVID-19 pandemic, OSFI allows for the loans, leases and receivables to continue to be treated as performing assets under the LICAT guideline. This means that these assets will not fall into the impaired and restructured category, and therefore, will not be subject to a higher capital charge.

On August 31, 2020, OSFI announced an update on this capital treatment. Deferrals granted before August 31, 2020 will not extend past 6 months. Deferrals granted between August 31, 2020 and September 30, 2020 will not extend past 3 months. Deferrals granted after September 30, 2020 will not be eligible for OSFI's special capital treatment. For our December 31, 2020 LICAT ratio, the impact of the change in capital treatment for payment deferrals remains small. The change with respect to the interest rate risk requirements for participating lines of businesses reduces the impact of a discontinuity in the LICAT ratio caused from a switch in the interest rate scenarios applied, by smoothing the impact of participating lines of business interest rate risk over six quarters. As per OSFI's communication, this new treatment will remain in place until at least December 31, 2023.

SLF Inc. is a non-operating insurance company and is subject to the LICAT guideline. As at December 31, 2020, SLF Inc.'s LICAT ratio was 147%, which was 4% higher than December 31, 2019. The favourable impacts of reported net income, net change in subordinated debt and capital savings from reinsurance were partially offset by the impacts of payment of dividends, the InfraRed acquisition, market movements and the smoothed impact of the switch in the interest rate scenario in North America for the participating business.

Sun Life Assurance, SLF Inc.'s principal operating life insurance subsidiary, is also subject to the LICAT guideline. As at December 31, 2020, Sun Life Assurance's LICAT ratio was 127%, compared to 130% as at December 31, 2019. The impacts of the payment of dividends, market movements and the smoothed impact of the switch in interest rate scenario in North America for the participating business were partially offset by the favourable impacts of reported net income, capital savings from reinsurance and cash transfer from SLF Inc. in advance of the January 2021 payment for the ACB bancassurance partnership in Vietnam.

The Sun Life Assurance LICAT ratios in both periods are well above OSFI's supervisory ratio of 100% and regulatory minimum ratio of 90%.

14    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

Capital
Our total capital consists of subordinated debt and other capital instruments, participating policyholders' equity and total shareholders' equity which includes common shareholders' equity, preferred shareholders' equity, and non-controlling interests. As at December 31, 2020, our total capital was $30.8 billion, an increase of $2.6 billion compared to the prior year. The increases to total capital included reported net income of $2,404 million, the issuance of $1 billion principal amount of Series 2020-1 Subordinated Unsecured 2.58% Fixed/ Floating Debentures ("Series 2020-1 Debentures"), and the issued $750 million principal amount of Series 2020-2 Subordinated Unsecured 2.06% Fixed/Floating Debentures ("Series 2020-2 Debentures") both of which are detailed below. These were partially offset by the payment of $1,283 million of dividends on common shares of SLF Inc. ("common shares"), and the redemption of $500 million principal amount of Series 2015-1 Subordinated Unsecured 2.60% Fixed/Floating Debentures ("Series 2015-1 Debentures"), which is also detailed below.

Our capital and liquidity positions remain strong, supported by a low financial leverage ratio of 23.5%, a strong LICAT ratio of 147% at SLF Inc., and $3.1 billion in cash and other liquid assets(1) as at December 31, 2020 in the legal entity, SLF Inc. (the ultimate parent company) and its wholly-owned holding companies ($2.3 billion as at December 31, 2019).
Capital Transactions
On May 8, 2020, SLF Inc. issued $1 billion principal amount of Series 2020-1 Subordinated Unsecured 2.58% Fixed/Floating Debentures due 2032. The net proceeds will be used for general corporate purposes of SLF Inc., which may include investments in subsidiaries and repayment of indebtedness.

On June 30, 2020, 0.1 million of the 5.2 million Class A Non-cumulative Rate Reset Preferred Shares Series 8R (the "Series 8R Shares") were converted into Class A Non-cumulative Floating Rate Preferred Shares Series 9QR (the "Series 9QR Shares") on a one-for-one basis and 1.1 million of the 6.0 million Series 9QR Shares were converted into Series 8R Shares on a one-for-one basis. After the conversion, SLF Inc. has approximately 6.2 million Series 8R Shares and 5.0 million Series 9QR Shares issued and outstanding.

On September 25, 2020, SLF Inc. redeemed all of the outstanding $500 million principal amount of Series 2015-1 Subordinated Unsecured 2.60% Fixed/Floating Debentures, in accordance with the redemption terms attached to such debentures. The redemption was funded from existing cash and other liquid assets.

On October 1, 2020, SLF Inc. issued $750 million principal amount of Series 2020-2 Subordinated Unsecured 2.06% Fixed/Floating Debentures due 2035. The net proceeds will be used for general corporate purposes of SLF Inc., which may include investments in subsidiaries, repayment of indebtedness and other strategic investments.
Normal Course Issuer Bid
On August 13, 2020, SLF Inc.'s normal course issuer bid expired. In light of OSFI setting the expectation on March 13, 2020 that all federally regulated financial institutions should halt all dividend increases and share buybacks for the time being, SLF Inc. has postponed renewing its normal course issuer bid. In 2020, SLF Inc. purchased approximately 3.5 million common shares at a total cost of $200 million. All of the common shares purchased under SLF Inc.'s normal course issuer bid were subsequently cancelled. As at the program's expiry, the total aggregate shares cancelled and associated cost under SLF Inc.'s normal course issuer bid were 6.3 million and $347 million, respectively.
Subsequent Events
On December 21, 2020, we announced our intention to redeem all of the outstanding $350 million principal amount of Series 2016-1 Subordinated Unsecured 3.10% Fixed/Floating Debentures on or about February 19, 2021, in accordance with the redemption terms attached to such debentures. The redemption will be funded from existing cash and other liquid assets. On redemption, this transaction will not impact the LICAT ratio of Sun Life Assurance, however, it will decrease the SLF Inc. LICAT ratio by approximately two percentage points.

On January 1, 2021, our subsidiary, Sun Life Vietnam, and ACB launched a 15-year exclusive bancassurance partnership in Vietnam. In January 2021, as a result of the transaction, the LICAT ratio of both SLF Inc. and Sun Life Assurance will decrease by approximately two percentage points.

On January 5, 2021, we completed our acquisition of a majority stake of Crescent, a U.S.-based global alternative credit investment manager. Total cash consideration of $308 million (US$241 million) was paid, which includes our portion of the net liabilities in Crescent of $60 million (US$47 million). The agreement includes the ability to acquire the seller’s outstanding shares in Crescent and a contingent consideration payment of up to $79 million (US$62 million), based on the achievement of certain milestones. In addition, the sellers have the option to require us to purchase their outstanding shares. The initial recognition of the put option liability is expected to reduce Total shareholders’ equity by approximately $175 million. Crescent is a part of our Asset Management business segment. The acquisition extends SLC Management's solutions in alternative credit, which will benefit existing and prospective Clients. Crescent has more than 180 partners and employees and approximately $39.1 billion in AUM (US$30.7 billion), as at December 31, 2020. This transaction will not impact the LICAT ratio of Sun Life Assurance, however, it will decrease the SLF Inc. LICAT ratio by approximately two percentage points.

The subsequent events noted above will also have an impact to our cash and other liquid assets balance subsequent to December 31, 2020, with the exception of the ACB bancassurance partnership as the cash payment of $472 million was transferred to Sun Life Assurance in advance of the January 2021 payment.

(1)    Other liquid assets include cash equivalents, short-term investments, and publicly traded securities.
Management’s Discussion and Analysis         Sun Life Financial Inc.     December 31, 2020    15

In addition to the Corporate restructuring charge of approximately $20 million after-tax recorded in the fourth quarter of 2020 to simplify our organizational structure, we have also been developing a strategy for our workspace and redefining the role of the office, in a post COVID-19 world. Beginning first quarter of 2021, we will reduce and consolidate our real estate footprint across various sites in Canada and the U.S. These actions reflect a change to a more flexible and virtual work environment. In support of this strategy, we expect to take a charge between $40 - $60 million after-tax, mainly to reflect the vacating and reconfiguration of existing workspaces, in the first quarter of 2021. The actual restructuring charge and timing may differ from the Company’s estimate.
Financial Strength Ratings
Independent rating agencies assign credit ratings to securities issued by companies and assign financial strength ratings to financial institutions such as Sun Life Assurance.

The financial strength ratings assigned by rating agencies are intended to provide an independent view of the creditworthiness and financial strength of a financial institution. Each rating agency has developed its own methodology for the assessment and subsequent rating of life insurance companies.

Rating agencies do not assign a financial strength rating for SLF Inc., however, credit ratings are assigned to the securities issued by SLF Inc. and its subsidiaries and are described in SLF Inc.'s AIF under the heading Security Ratings.

The following table summarizes the financial strength ratings for Sun Life Assurance as at January 31, 2021 and January 31, 2020.

	A.M. Best	DBRS	Moody's	Standard & Poor's
January 31, 2021	A+	AA	Aa3	AA
January 31, 2020	A+	AA	Aa3	AA

Most recent rating agency actions on the financial strength rating of Sun Life Assurance:
•March 11, 2020 - Standard and Poor's ("S&P") affirmed the financial strength rating with a stable outlook
•September 14, 2020 - Moody's affirmed the financial strength rating with a stable outlook
•October 15, 2020 - DBRS affirmed the financial strength rating with a stable outlook
•January 13, 2021 - A.M. Best affirmed the financial strength rating with a stable outlook

G. Performance by Business Segment

Sun Life's business is well-diversified across geographies and business types, supported by our four pillar strategy and our diversified offerings of insurance and wealth products.

($ millions, unless otherwise noted)	2020	2019
Reported net income (loss)
Canada	717	883
U.S.	257	163
Asset Management	980	897
Asia	594	520
Corporate	(144)	155
Total reported net income (loss)	2,404	2,618
Underlying net income (loss)(1)
Canada	1,073	1,012
U.S.	568	532
Asset Management	1,128	1,004
Asia	579	550
Corporate	(135)	(41)
Total underlying net income (loss)(1)	3,213	3,057

(1)    Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

16    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

1. Canada

Our Canada business segment is a leading provider of protection, health, and wealth solutions, providing products and services that deliver value to over 6.5 million Clients. We are the largest provider of benefits and pensions in the workplace, and provide a wide range of products to individuals via retail channels. Canada is a growth market for Sun Life and we are well positioned to help Canadians achieve lifetime financial security and live healthier lives.

Business Units
• Individual Insurance & Wealth	• Group Retirement Services	• Group Benefits
2020 Highlights
Shaping the market
•Leveraged our market leadership position in GB(1), with over $11 billion of business-in-force, to establish a key role in proactively building mentally healthy workplaces across Canada. We executed several initiatives, including partnering with the Centre for Addiction and Mental Health ("CAMH") to host a multi-organization executive mental health summit.
•Sustained our #1 position in the group retirement market(2) with over $125 billion assets under administration. In our pension risk transfer business, we completed a $1.1 billion payout annuity sale, the largest single day annuity transaction by an insurer in Canada. In our defined contribution business, we launched our proprietary Environmental, Social and Governance ("ESG") evaluation framework to empower Clients and plan sponsors in making informed investment decisions, reinforcing our commitment to drive social and environmental outcomes.
•Upheld a leadership position in individual insurance(3) by enhancing our products and services, including being the first carrier in Canada to offer virtual health care services to retail Clients. In addition, we launched the Sun eApp to Third Party advisors, accelerating the life and critical illness insurance application process, and enabling a strong Client experience.
•Continued retail wealth momentum by growing Sun Life Global Investments ("SLGI") assets under management to $33 billion, and launching Sun Life Private Investment Pools, a tailored solution to optimize returns in the low interest rate environment.

Putting the Client at the Centre, with Digital, Data and Analytics
•We put our Clients at the centre, strengthening relationships throughout the COVID-19 pandemic. We extended premium deferrals for those experiencing financial hardship, provided credits to sponsors on dental and paramedical premiums during the initial lockdown, and adapted to changing conditions to continue to meet Client needs, holding over 164,000 virtual advisor-Client meetings.
•Our digital coach, Ella, proactively connected with Clients over 15 million times throughout the year, supporting our Clients during moments that matter and assisting them with an additional $700 million in wealth deposits and $1 billion in insurance coverage, an increase of 69% and 83% respectively over last year.
•Made it easier for our Clients to do business with us, especially during unprecedented times, by digitally processing 90% of retail insurance applications, 79% of retail wealth transactions and 94% of GB health and dental claims, throughout the year.
•Applied artificial intelligence and predictive modelling to accelerate and improve the individual insurance underwriting process, with 71% of policies underwritten without the need for laboratory tests, an increase of 26% over prior year.
•Expanded Lumino Health's capabilities through strategic partnerships with Dialogue, GoRendezvous and OnCall Health, and embedded it across our businesses, helping Clients access the resources they need, including over 150,000 paramedical health care providers with over 20 million user ratings.
•Our Canadian mobile app, my Sun Life, continued to be recognized as a highly rated digital platform, maintaining a 4.0+ overall user rating since its inception(4), and grew annual downloads by 13% in 2020.
Strategy and Outlook
As the leader in the group benefits and group retirement markets and one of the largest players in individual insurance and wealth in Canada, Sun Life is well positioned to shape the market and meet the evolving needs of Canadians. Our strategy leverages our market leadership position across our core businesses and distribution networks, to continue to deliver on our Purpose to help our Clients achieve lifetime financial security and live healthier lives. Our focus for our Canadian businesses will be to:
Put the Client at the centre of everything we do
•Deliver a best-in-class Client experience across all our Canadian businesses and continue to raise the bar, making it easier to do business with us. Our Client Experience Office ("CXO") drives change and shares the best innovations across our organization, further enhancing our Client’s journey.
•Enhance Client value with an integrated One Sun Life experience, offering quality products and services across our businesses that meet Client needs throughout all stages of their life, health and wealth journeys.
•Continue to innovate to deliver a seamless, multi-channel experience, engaging Clients where, when and how they wish, while providing more proactive, personalized contact, leveraging our digital, data and analytics capabilities.
•Continue to build, engage and invest in diverse and high-performing talent, who are empowered with an inclusive workplace and enabled to execute on our ambitions, competitively differentiating us in the market.

(1)    Based on revenue for year ended December 2019 from 2020 Group Benefits Provider Report.
(2)    Fraser Pension Universe Report (based on year-ended December 2019).
(3)    LIMRA Market Share as of third quarter 2020 year-to-date.
(4)    Achieved 4.0 or above overall annual user rating on both Apple App Store and Google Play Store, since its inception in 2011.
Management’s Discussion and Analysis         Sun Life Financial Inc.     December 31, 2020    17

Shape the market enabled by leadership in core businesses
•Continue to support our SLFD and third party advisor network, with new and enhanced products and services, while leveraging our capabilities by providing additional digital support in these channels. The advisor channels are well positioned to help our Clients with customized financial plans, and life and health insurance solutions.
•Expand our presence in the health market, including taking a proactive role in mental health, by advancing our Lumino Health platform and pursuing strategic partnerships, enabling Canadians to live healthier lives.
•Leverage our strength in the worksite and our industry-leading technology to implement innovations to increase our Client retention rate and extend our group business market leadership. This includes solutions to help GB Clients manage their employee wellness needs and solutions, helping to bend the medical cost curve.
•Capture the growing decumulation opportunity and advance our market leadership to be the retirement income provider of choice, by further enhancing our tools, products and services available to Clients at all stages of their lives, and augmenting them with our high quality advisory force.
•Extend our leadership and continue to shape the growing Canadian group annuities market as the number one defined benefit solutions provider, assisting employers in managing the risk in their defined benefit plans.
•Extend our sustainability solutions to drive social and economic outcomes for Clients, employees, investors and communities, in alignment with our enterprise-wide sustainability strategy, by empowering Clients to take positive actions and embedding sustainability across our offerings and operations.

Leverage digital, data and analytics, and artificial intelligence to develop new business models
•Transform and digitize all aspects of the Client, advisor and sponsor journeys, with process enhancements and innovative data and analytic capabilities enabling proactive and meaningful Client engagement in moments that matter.
•Ensure every Client across the country can have a distinctive, integrated, Client-centric digital experience when using life, health, and wealth solutions platforms.
•Expand our Client reach and engagement through relevant and proactive connections with our digital coach, Ella, delivering proactive and personalized interactions to help our Clients in achieving their health and financial goals.
•Develop and grow our digital business platforms, including Lumino Health and my Sun Life, making it easier and more convenient for our Clients to access the resources they need.

Outlook
We continue to evolve our business based on shifting demographics in the Canadian market, recognizing the varying needs, digital interface preferences and levels of support required through different life stages. Retirement planning and decumulation needs are increasing as more Canadians approach retirement, while the need for financial security remains prevalent in all cohorts as governments and employers download financial responsibility to individuals. Healthcare needs also continue to grow, with mental health being an area of focus, as our environment shifts and pandemic-induced social isolation challenges pose risks to Canadians' well-being. With this, Canadians have two major preoccupations, their financial security, and their personal and loved ones’ health. Both of these drive the need for effective life and health protection and wealth advice, presenting opportunities for Sun Life to provide additional services to Canadians. As a trusted market leader with a full suite of solutions, proven experience in providing holistic advice, and a strong presence at the worksite and in communities across Canada, we are well positioned to continue to help our Clients in the right way, at the right time.
Although pandemic challenges emerged this year, influencing predominantly sales volumes and market impacts, Sun Life has displayed its strength and resilience through adapting and taking proactive measures to continue to deliver on our Purpose, while being there for our Clients when they need us most. With uncertainties continuing into 2021, we have accelerated key areas of our business to continue to operate in a non-face-to-face environment, while evolving our capabilities and solutions to meet our Clients and stakeholders' needs. We remain committed to putting our Clients at the centre of everything, seeking opportunities to optimize, sustainably grow and expand our businesses with a long-term focus, while protecting and preserving value during moments that matter most.

The Canadian market is facing several headwinds that present both challenges and opportunities for our business. Digital disruptors continue to emerge, regulatory changes are impacting all business units, the competitive environment continues to apply additional pressure on achieving our objectives, and there is the potential for tax changes, particularly in light of deficits incurred due to the COVID-19 pandemic. To address these headwinds, we are actively investing in innovative digital solutions to provide more proactive personalized contact with our Clients to shape the industry in response to their needs. We continue to adapt our plans, driving momentum across our businesses and accelerating growth through new and adjacent opportunities. We continue to build on our leadership at the worksite, connect with Clients through our multi-channel distribution and explore new offerings in the wealth and health spaces to help our Clients achieve lifetime financial security and live healthier lives.

18    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

Business Units

Business	Description	Market position
Individual Insurance & Wealth
• Provides holistic advice to individuals to help them and their families achieve lifetime financial security, and live healthier lives, leveraging a broad suite of life and health insurance and investment products
• Products distributed via multi-channel distribution model consisting of the SLFD, third-party channels, including independent brokers and broker-dealers, and direct to consumer for certain products

• 2nd place market position by premiums within the individual life and health market and 2nd place for Individual Critical Illness Insurance based on premiums(1)
• 1st in fixed product sales(1) and 4th place market position by total wealth deposits and premiums(1)

Group Benefits
• Provides group insurance products in Canada, including life, dental, extended health care, disability and critical illness, to employers of all sizes
• Leverages our worksite advantage to offer voluntary benefits solutions to individual plan members, including post-employment life and health plans
• Products distributed by sales representatives in collaboration with independent advisors, benefits consultants and the SLFD
• 1st place group benefits provider in Canada for the 8th consecutive year(2)
Group Retirement Services
• Provides defined contribution pension plans and defined benefit solutions in Canada to employers of all sizes
• Leverages our worksite advantage to offer voluntary savings plans, including post-employment plans, to those members exiting their employer-sponsored plans
• Defined Benefit Solutions offers an expanding range of innovative de-risking solutions for defined benefit pension plans
• Products distributed by sales representatives in collaboration with a multi-channel distribution network of pension consultants and advisors
• GRS ranked 1st in the defined contribution market based on total Capital Accumulation Plan assets for the 18th consecutive year(3) and ranked 1st in the defined benefit solutions annuity market(1)

(1)    LIMRA Market Share as of third quarter 2020, on a year-to-date basis.
(2)    Based on revenue for year ended December 2019 from 2020 Group Benefits Provider Report.
(3)    Fraser Pension Universe Report (based on year-ended December 2019).

Financial and Business Results

($ millions)	2020	2019
Individual Insurance & Wealth	36	282
Group Benefits	422	253
Group Retirement Services	259	348
Reported net income	717	883
Less: Market-related impacts(1)	(392)	(111)
Assumption changes and management actions(1)	32	(17)
Other adjustments(1)(2)	4	(1)
Underlying net income(3)	1,073	1,012
Reported ROE (%)(3)	9.8%	12.6%
Underlying ROE (%)(3)	14.7%	14.4%
Insurance sales(3)	779	988
Wealth sales(3)	19,938	16,114
Assets under management(3)	220,531	199,840

(1)    Represents an adjustment made to arrive at a non-IFRS measure. See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)    Mainly comprised of certain hedges in Canada that do not qualify for hedge accounting and acquisition, integration and restructuring costs. For further information, see section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(3)    Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.
Profitability
Canada's reported net income decreased by $166 million or 19% in 2020 compared to 2019, reflecting unfavourable market-related impacts, partially offset by favourable ACMA impacts. Market-related impacts included unfavourable equity market impacts and changes in the fair value of investment properties, partially offset by favourable interest rate impacts. Underlying net income increased by $61 million or 6%, driven by business growth, favourable results in GB, and higher investing activity. These factors were partially offset by unfavourable expense experience, lower net investment returns on surplus, unfavourable credit experience and the impact of tax matters that were favourable in 2019. Favourable GB experience was driven by lower dental and paramedical claims experience, net of Client credits and rebates, and improved disability experience, partially offset by the impacts of ASO expense experience.
Growth
Canada insurance sales in 2020 decreased compared to 2019. Individual insurance sales were $358 million in 2020, a decrease of $31 million or 8% compared to 2019, reflecting lower life insurance sales. Sales in GB were $421 million in 2020, a decrease of $178 million or 30% compared to 2019, reflecting lower large case sales and lower market activity.

Management’s Discussion and Analysis         Sun Life Financial Inc.     December 31, 2020    19

Canada wealth sales increased by $3.8 billion or 24% in 2020 compared to 2019. Individual wealth sales were $7.5 billion in 2020, an increase of $1.1 billion or 17% compared to 2019, driven by increased mutual fund and guaranteed product sales. GRS sales were $12.5 billion in 2020, an increase of $2.7 billion or 28% compared to 2019, driven by higher large case sales.

One of our key initiatives is to continue growing our individual wealth manufactured products, including SLGI mutual funds and Sun GIF(1) segregated funds. AUM for our wealth businesses, including GRS, was $150.8 billion as at December 31, 2020, an increase of $14.2 billion or 10% compared to December 31, 2019, driven by improved markets and net inflows.
Profitability and Growth by Business Unit
Individual Insurance & Wealth
Individual Insurance & Wealth's reported net income decreased by $246 million or 87% in 2020 compared to 2019, reflecting unfavourable market-related impacts, partially offset by higher investing activity and business growth.

Individual life and health insurance product sales were $358 million in 2020, a decrease of $31 million or 8% compared to 2019. As noted above, the decrease reflects lower life insurance sales. Individual wealth product sales were $7.5 billion in 2020, an increase of $1.1 billion or 17% compared to 2019, driven by increased mutual fund and guaranteed product sales

Group Benefits
GB's reported net income increased by $169 million or 67% in 2020 compared to 2019, driven by favourable morbidity experience related to lower dental and paramedical claims experience, net of Client credits and rebate, and improved disability experience. The change in reported net income was also driven by favourable ACMA impacts and business growth, partially offset by the impacts of ASO expense experience.

GB sales were $421 million in 2020, a decrease of $178 million or 30% compared to 2019, reflecting lower large case sales and lower market activity.

Group Retirement Services
GRS's reported net income decreased by $89 million or 26% in 2020, compared to 2019, reflecting unfavourable credit experience and unfavourable ACMA and market-related impacts, partially offset by business growth.

GRS sales were $12.5 billion in 2020, an increase of $2.7 billion or 28% in 2020 compared to 2019, driven by higher large case sales. Assets under administration was $125.9 billion as at December 31, 2020, an increase of $13.8 billion or 12% compared to December 31, 2019 driven by improved market movement and net inflows.
2. U.S.

Our U.S. business group is one of the largest group benefits providers in the U.S. market, serving employees and their families at more than 55,000 workplaces of all sizes across the country with employer-sponsored insurance products and solutions. In addition, our U.S. business manages an in-force block of approximately 100,000 individual life insurance policies.

Business Units
• Group Benefits	• In-force Management
2020 Highlights
Growing our business
•Our total Group Benefits sales of US$1.1 billion reached a new high, increasing 6% over 2019, driven by growth in employee benefits reflecting the demand for our digital and virtual capabilities, our Client-centric response to COVID-19, and new product releases.
•Business-in-force as of December 31, 2020 was up 6% over the previous year, driven by continued strong performance in our stop-loss business where business-in-force reached US$2.2 billion, advancing our position as the largest independent medical stop-loss provider in the U.S.
•Generated sales for each of the three new turnkey FullscopeRMS businesses that launched in 2019, signing new health plan and insurance partners for stop-loss, supplemental health and absence management offerings.
•On-boarded the first Clients to our new integrated disability claim and absence management system, which provides enhanced digital and reporting capabilities for employers, real-time data, and a single point of contact for members throughout their leaves to simplify the claims process.
•Expanded and renewed our partnership with the largest U.S. program manager of disability and life benefits for health care practices, continuing Sun Life’s position as their exclusive provider of customized life and disability solutions.

Enhancing our digital assets
•Launched flexible, virtual options to enroll members for Sun Life benefits on any device and made several enhancements to our Maxwell Health digital benefits platform, including text messaging and live chat features and additional integration for employee payroll deductions. These digital tools allowed us to manage 100% of Client enrollments virtually throughout the pandemic, contributed to a 13% overall increase in employee benefits sales for the year and more than tripled the active employees on the Sun Life + Maxwell Health platform compared to year-end 2019.
•Built connectivity with a widely-used HR information system that removes manual processes and provides real-time data, a key driver of new sales in 2020, and formed additional partnerships to develop similar connections with more benefits platforms.

(1)     Sun Life Guaranteed Investment Funds ("Sun GIF")
20    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

•Made it easier for Clients to interact with us virtually during the pandemic, such as adding e-signatures to online disability claims submission, and hosting 31 webinars for more than 44,000 Clients and brokers on regulatory changes related to the pandemic, Sun Life digital capabilities, and mental health support.

Supporting our Clients by filling coverage gaps
•Introduced a new hospital indemnity product, a supplemental health coverage that gives members cash payments to cover out-of-pocket health insurance costs.
•Eased financial burdens for Clients during the pandemic by providing extra time to make premium payments, providing dental premium credits, temporarily waiving Maxwell Health platform fees, adding COVID-19 coverage to our critical illness policies, and extending timelines to help temporarily laid-off or furloughed members keep their benefits coverage.
•Allowed self-funded employers to change their underlying health plans without affecting their stop-loss protection or rates during the pandemic and launched three COVID-19 stop-loss products that include coverage for outbreaks at an employer’s workplace.
Strategy and Outlook
In the U.S., we continue to execute core strategies to achieve our goal of building the best benefits company in America. Our early adoption and expansion of digital and virtual assets served us well during the pandemic, as the importance of these capabilities has increased dramatically with employers and members. We are enhancing these capabilities and adding new solutions to serve our Clients as they adjust to a new way of working.

We continue to focus on closing our members’ insurance coverage gaps through our life, disability, absence management, dental, vision, voluntary, and supplemental health offerings. We are also helping self-funded employers and health plans solve for rising health care costs through our leading medical stop-loss business, and we are well-positioned to expand into complementary areas in the health care space where we can deliver unique value due to our strong market position and expertise. We also continue to build diversity and equity in our talent and support high employee engagement and an effective work environment, enabling an inclusive and innovative culture that executes our priorities and better serves our Clients. Our strategy goes to the heart of our Purpose of helping our Clients achieve lifetime financial security and live healthier lives.

Boost the digital experience and make it easier to do business with us
•Drive digital expansion through new capabilities, partnerships and infrastructure to deliver predictive and personalized analytics to help members make decisions that are right for them, while providing better service, efficiencies and deeper insights.
•Expand our clinical approach to long-term disabilities by developing new practices and insights into medical conditions to help identify more members who can return to work to work with appropriate supports.
•Advance our national accounts capabilities, delivering integrated absence management and a comprehensive end-to-end high touch service model.

Help members close coverage gaps and select the right benefits
•Continue to innovate through our Maxwell Health platform, providing an intuitive, digital benefits experience using data to drive proactive outreach and to recommend coverage options for Clients.
•Expand our voluntary and supplemental health offerings with simple support tools that guide employees as their needs evolve.
•Help employers to meet the requirements of federal and state leave laws and to give more Americans access to paid leave.
•Drive more growth in FullscopeRMS by leveraging the recently expanded suite of turnkey solutions for insurance company and health plan partners.

Help employers manage rising health care costs through our medical stop-loss business
•Continue to provide industry-leading expertise and innovative risk management solutions while enhancing our offerings to better serve all market segments.
•Extend into new areas of health care that are complementary to our core business, which will allow us to integrate medical cost management with our stop-loss product to help improve health outcomes.
•Leverage our data and analytics capabilities to identify opportunities and new solutions to reduce health care expenses and control pharmacy costs for Clients.

Optimize the value of our In-force Management business
•Continue to provide excellent service to our individual insurance policy-owners.
•Evaluate opportunities to improve profitability, including expense efficiencies and alternative investment strategies.
•Effectively manage risk and capital through reinsurance and via product offerings for converting or maturing policies.

Outlook
The COVID-19 pandemic has presented both challenges and opportunities. It has accelerated the adoption of digital capabilities and virtual interactions, as well as heightened the awareness of the need for insurance protection. We were well-positioned to help our Clients address these issues in 2020, successfully deploying a virtual distribution model and advancing our digital platforms, and expanding our product features. Going forward, we will continue to invest in digital capabilities and enhance our products to better serve our Clients in the new environment. We will continue to address the challenges resulting from the pandemic, such as unfavorable group life mortality and unemployment rates, which may put pressure on revenues and possibly disability claims incidence rates. Both the pandemic and the new U.S. administration create the possibility for new regulation which could present a mix of tailwinds and headwinds. We are also monitoring possible changes to key areas impacting our business, such as the potential introduction of a federally mandated paid family and medical leave program, modifications to the Affordable Care Act, and changes to corporate tax rates.
The health insurance market continues to grow at a faster pace than the overall group benefits market due to medical inflation and increasing demand. We are leveraging our leadership position and deep expertise to help self-funded employers manage health care costs and improve outcomes, as well as helping members fill gaps in health insurance coverage with our supplemental health products.

Management’s Discussion and Analysis         Sun Life Financial Inc.     December 31, 2020    21

Business Units

Business	Description	Market position
Group Benefits
• Provides group insurance products and services, including life, long-term and short-term disability, absence management, medical stop-loss, dental, vision, voluntary and supplemental health insurance such as hospital indemnity, accident and critical illness
• Stop-loss insurance provides employers who self-insure their employee health plans with protection against large claims
• Products distributed through more than 31,000 independent brokers and benefits consultants, supported by approximately 190 employed sales representatives
• Serves more than 55,000 employers in small, medium and large workplaces across the U.S.
• FullscopeRMS, provides turnkey solutions for disability, absence management, stop-loss and supplemental health coverages and capabilities including underwriting services, claims administration, product development, actuarial and policy administration

•Largest independent medical stop-loss provider(1)
• Largest turnkey disability provider(2)
• One of the largest preferred provider organization ("PPO") dental networks with 130,000 unique dentists(3)
• Top ten group life and disability and benefits provider(4)

In-force Management	• Provides approximately 100,000 individual life insurance policies, primarily universal life and participating whole life insurance

(1)    Ranking compiled by Sun Life based on data contained in the 2019 Accident and Health Policy Experience Report from the National Association of Insurance Commissioners ("NAIC"). An independent stop-loss carrier is defined as a stop-loss carrier that does not also sell medical claim administration services.
(2)    Based on annual 2019 NAIC Accident and Health Policy Experience Report and DRMS market expertise.
(3)    Based on unique dentist count from Zelis Network Analytics data as of September 2020. Nationwide counts are state level totals.
(4)    Based on LIMRA 2019 Annual U.S. Sales & In-Force Reports for group term life, group short-term disability and long-term disability insurance.

Financial and Business Results
(US$ millions)	2020	2019
Group Benefits	331	187
In-force Management	(140)	(65)
Reported net income (loss)	191	122
Less: Market-related impacts(1)	6	(40)
Assumption changes and management actions(1)	(236)	(221)
Acquisition, integration and restructuring(1)	(4)	(16)
Underlying net income (loss)(2)	425	399
Reported ROE (%)(2)	6.9%	4.5%
Underlying ROE (%)(2)	15.3%	14.7%
After-tax profit margin for Group Benefits (%)(2)(3)	8.0%	7.3%
Insurance sales(2)	1,102	1,043
(C$ millions)
Reported net income (loss)	257	163
Underlying net income (loss)(2)	568	532

(1)    Represents an adjustment made to arrive at a non-IFRS measure. See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)    Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.
(3)    Based on underlying net income, on a trailing four-quarter basis, and which is described in section L - Non-IFRS Financial Measures in this document.
Profitability
U.S.'s reported net income increased by US$69 million ($94 million) or 57% (58%) in 2020 compared to 2019, driven by favourable market-related impacts predominantly from changes in interest rates, and lower integration costs, partially offset by unfavourable ACMA impacts. Underlying net income increased by US$26 million ($36 million) or 7% (7%), driven by favourable morbidity experience in employee benefits and medical stop-loss, higher investing activity, business growth and higher available-for-sale ("AFS") gains, partially offset by unfavourable mortality, credit and expense experience. The impacts of foreign exchange translation increased reported net income and underlying net income by $4 million.

The trailing four-quarter after-tax profit margin for Group Benefits was 8.0% as of the fourth quarter of 2020, compared to 7.3% as of the fourth quarter of 2019.
Growth
U.S. insurance sales increased by US$59 million or 6% in 2020 compared to 2019, driven by growth in employee benefits reflecting the demand for our digital and virtual capabilities, our Client-centric response to COVID-19, and new product releases. Business in-force as of December 31, 2020 was up 6% over the previous year, driven by continued strong performance in our stop-loss business where business in-force reached US$2.2 billion, advancing our position as the largest independent provider of medical stop-loss in the U.S.
22    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

Profitability by Business Unit
Group Benefits
Group Benefits' reported net income increased by US$144 million or 77% in 2020 compared to 2019, driven by favourable ACMA impacts and morbidity experience in employee benefits and medical stop-loss, business growth and lower integration costs, partially offset by unfavourable mortality experience.

In-Force Management
In-force Management's reported net loss was US$140 million, an increased loss of US$75 million in 2020 compared to 2019, reflecting unfavourable ACMA impacts, credit experience and expense experience, partially offset by favourable market-related impacts and higher investing activity.

3. Asset Management

Our Asset Management business group is comprised of MFS and SLC Management. MFS is a premier global asset management firm which offers a comprehensive selection of financial products and services that deliver superior value and actively manages assets for retail and institutional investors around the world. SLC Management is an institutional investment management business that delivers liability driven investing, alternative fixed income, infrastructure and real estate solutions to Clients, with operations around the world.

Business Units
• MFS Investment Management	• SLC Management
2020 Highlights
•We ended 2020 with $882.5 billion in assets under management consisting of $776.8 billion (US$610.2 billion) from MFS and $105.6 billion from SLC Management.

MFS
•MFS experienced total net inflows of $13.1 billion in 2020 driven by strong retail flows.
•Strong long-term investment performance of MFS’s U.S. retail mutual fund assets, which ranked in the top half of their Morningstar(1) categories based on ten-, five- and three-year performance, with 97%, 95% and 94%, respectively, as at December 31, 2020. Based on ten-, five- and three-year performance respectively, 83%, 88% and 79% of MFS's U.S. mutual funds ranked in the top half of their Lipper(1) categories.
•Fixed income gross sales were up 41% in 2020 over the previous year.

SLC Management
•We completed the acquisition of the majority stake in InfraRed, a global infrastructure and real estate investment manager. As a leader in global infrastructure investing including renewable energy, InfraRed will broaden SLC Management’s suite of alternative investment solutions while also creating the opportunity for InfraRed to access North American investors through our distribution networks. The transaction includes the ability to acquire the remaining 20% interest of InfraRed in the future.
•On January 5, 2021, we completed our acquisition of a majority stake of Crescent, a U.S.-based global alternative credit investment manager. Total cash consideration of $308 million (US$241 million) was paid, which includes our portion of the net liabilities in Crescent of $60 million (US$47 million). The agreement includes the ability to acquire the seller’s outstanding shares in Crescent and a contingent consideration payment of up to $79 million (US$62 million), based on the achievement of certain milestones. In addition, the sellers have the option to require us to purchase their outstanding shares. The initial recognition of the put option liability is expected to reduce Total shareholders’ equity by approximately $175 million. Crescent is a part of our Asset Management business segment. The acquisition extends SLC Management's solutions in alternative credit, which will benefit existing and prospective Clients. Crescent has more than 180 partners and employees and approximately $39.1 billion in AUM (US$30.7 billion), as at December 31, 2020.
•We received recognition for our achievements in sustainable investing. SLC Management’s fixed income business and InfraRed both received high ratings from the Principles for Responsible Investment organization for strategy and governance while BentallGreenOak ("BGO") was the recipient of The Canadian Green Building Council’s national Green Building Pioneer Award for its innovative approach to delivering climate change resilience strategies for its commercial real estate portfolio. Also in 2020, SLC Management joined Climate Action 100+ to advocate for actions and disclosures on climate related risks aligned with the Financial Stability Board’s Task Force on Climate-Related Financial Disclosures ("TCFD").
Strategy and Outlook
Our strategy is to design and deliver investment products through MFS and SLC Management that will deliver growth in traditional active asset management as well as LDI and alternative asset classes. MFS competes primarily in the global institutional, U.S. retail and select non-U.S. retail markets. SLC Management leverages Sun Life’s long-standing expertise in LDI and private asset class investments, augmented by the specialized capabilities obtained through our recent acquisitions, to offer customized investment solutions to third-party institutional investors.

(1)     Both Lipper and Morningstar are financial service firms that provide independent analytics on mutual funds. There can be slight differences in how each firm defines relative peer groups for these analytics. MFS’s U.S. Mutual Funds Board has transitioned to using Morningstar as their primary benchmark for evaluation, effective 2020.
Management’s Discussion and Analysis         Sun Life Financial Inc.     December 31, 2020    23

MFS: Continue to deliver superior investment performance while allocating capital responsibly for our Clients
MFS's active management strategy focuses on delivering value to our Clients over the long term. Our strong relative performance puts us in a competitive position over other asset managers:
•With increasing market volatility and a successful track record, MFS is well-positioned to attract flows from all Client sectors that are seeking risk-managed capital appreciation over the long term based on our disciplined, long-term approach. We are engaging Clients to align with MFS on longer investment horizons, to leverage our proven ability to deliver over benchmark performance through a market cycle.
•Our leadership on ESG which is embedded in our overall investment approach of allocating capital responsibly on behalf of our clients.
•Build out institutional fixed income product and sales capabilities, and broaden our non-U.S. retail initiatives.
•MFS strives to maintain margins in the top quartile of active managers' margins while maintaining our commitment to provide long-term value to Clients.

SLC Management: Help institutional investors meet their goals by offering a broad suite of alternative asset classes and fixed income strategies
We are well-positioned to take advantage of three key trends in our target markets through:
•Increased demand for investment alternatives due to low nominal interest rates.
•Outsourcing of asset management by insurance companies, and
•Consolidation of investment manager relationships by institutional investors.

Our strategy is to continue to deliver superior investment performance and to expand our distribution capabilities and product lineup with offerings that leverage our broad range of alternative asset and fixed income investment capabilities. We offer our Clients a compelling suite of solutions, including:
•Income-related and total return capabilities across key asset classes including public and private fixed income.
•Deep real estate equity and debt expertise.
•Global infrastructure and alternative credit investment opportunities.
•Differentiated portfolio strategies.

Outlook
We will continue to see industry consolidation in the asset management industry as changes are driving clients and platforms to consolidate assets into fewer investment firms. Within this context, we believe that we have the scale, proven long-term track records and broad product portfolios to take advantage of this opportunity to gain market share.

Active asset management businesses are facing headwinds as demand for passive and alternative strategies grows faster than the overall market, as well as slow downward pressure on fees, from technology, new market entrants, regulation and increased transparency. To address these headwinds, we will continue to position our active asset manager to serve the large pool of alpha-seeking assets in both the retail and institutional markets, bringing our scale, and proven track record to the service of our global Clients. We will leverage our data analytics capabilities to continue to improve our distribution capabilities. Even with some investors choosing a passive strategy, as a well-positioned and skilled active manager we will have the opportunity to grow. We expect the industry to continue to consolidate and believe this will provide sales opportunities to MFS as a top-tier asset manager.

SLC Management predominantly earns investment management fee income based upon Clients’ assets under management which are impacted by market conditions and Client asset allocations. In a low yield environment, our Clients are increasingly looking for strategies that best match the liability profile of their business, support their investment goals, and that offer additional yield and return. We meet these needs through an array of fixed income strategies and alternative assets including real estate and infrastructure equity. These strategies are often consistent with our own approach for managing the general account of Sun Life Financial, resulting in an alignment of interests with our Clients, enabling opportunities for co-investing. Despite the challenging environment faced this year as a result of COVID-19, we continued to leverage opportunities to establish new Client relationships and to launch new products.

Business Units

Business	Description	Market position
MFS
• Actively manages assets for retail and institutional investors, including pension plans, sovereign wealth funds, monetary authorities, and endowments and foundations
• Retail products are distributed through financial advisors, brokerages and other professionals
• Institutional products are distributed by an internal sales force, which is aided by a network of independent consultants
• Over US$610 billion in AUM • The 11th largest U.S. Retail funds manager(1)
SLC Management
• SLC Management delivers LDI, alternative fixed income, real estate and infrastructure solutions to Clients through a portfolio of companies, including:
•  BGO, a global real estate investment manager
•  SLC Management (U.S.), a U.S. institutional asset manager specializing in customized fixed income portfolio and LDI for U.S. insurance companies and pension plans
•  SLC Management (Canada), a Canadian institutional asset manager that provides investment expertise in alternative asset classes and LDI to pension funds and other institutional investors
•  InfraRed Capital Partners, a global infrastructure and real estate investment manager headquartered in London, UK
•  Institutional products are distributed by an internal sales force, which is aided by a network of independent consultants
• Over $105 billion in AUM
(1)    As reported by Strategic insight based on AUM as at December 31, 2020.
24    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

Financial and Business Results

Asset Management (C$ millions)	2020	2019
Reported net income	980	897
Less: Fair value adjustments on MFS's share-based payment awards(1)	(92)	(64)
Acquisition, integration and restructuring(1)(2)	(56)	(43)
Underlying net income(3)	1,128	1,004
Assets under management (C$ billions)(3)	882.5	768.8
Gross sales (C$ billions)(3)	190.0	134.5
Net sales (C$ billions)(3)	17.2	(12.2)
MFS (C$ millions)
Reported net income	942	909
Less: Fair value adjustments on MFS's share-based payment awards(1)	(92)	(64)
Underlying net income(3)	1,034	973
Assets under management (C$ billions)(3)	776.8	684.8
Gross sales (C$ billions)(3)	178.3	125.0
Net sales (C$ billions)(3)	17.7	(15.8)
MFS (US$ millions)
Reported net income	704	685
Less: Fair value adjustments on MFS's share-based payment awards(1)	(70)	(48)
Underlying net income(3)	774	733
Pre-tax net operating profit margin ratio(3)	39%	39%
Average net assets (US$ billions)(3)	525.4	484.0
Assets under management (US$ billions)(3)(4)	610.2	527.4
Gross sales (US$ billions)(3)	132.8	94.2
Net sales (US$ billions)(3)	13.1	(11.8)
Asset appreciation (depreciation) (US$ billions)	69.7	110.8
S&P 500 Index (daily average)	3,218	2,914
MSCI EAFE Index (daily average)	1,853	1,892
SLC Management (C$ millions)
Reported net income	38	(12)
Less: Acquisition, integration and restructuring(1)(2)	(56)	(43)
Underlying net income(3)	94	31
Assets under management (C$ billions)(3)	105.6	84.0
Gross sales (C$ billions)(3)	11.7	9.5
Net sales (C$ billions)(3)	(0.5)	3.6

(1)    Represents an adjustment made to arrive at a non-IFRS measure. See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)    Amounts relate to acquisition costs for the acquisition of our majority stake in BGO ("BGO acquisition") and the InfraRed acquisition, which includes the unwinding of the discount for the Other financial liabilities of $47 million and $16 million for 2020 and 2019, respectively.
(3)    Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.
(4)    Monthly information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found at www.mfs.com/CorpFact. The Corporate Fact Sheet also provides MFS's U.S. GAAP assets and liabilities as at December 31, 2020.
Profitability
Asset Management's reported net income increased by $83 million or 9% in 2020 compared to 2019, driven by the change in underlying net income of $124 million, partially offset by higher fair value adjustments on MFS's share-based payment awards and higher acquisition and integration costs in SLC Management. Underlying net income increased driven by results from the BGO and InfraRed acquisitions, and higher average net assets ("ANA") in MFS and an increase in performance fees in SLC Management, partially offset by changes in net investment returns in MFS. The impacts of foreign exchange translation increased reported net income and underlying net income by $9 million and $10 million, respectively.
Growth
Asset Management's AUM increased by $113.7 billion or 15% as at December 31, 2020 compared to December 31, 2019, primarily driven by asset appreciation of $98.1 billion, net inflows of $17.2 billion and an increase in AUM of $16.3 billion from the InfraRed acquisition, partially offset by the impacts of foreign exchange translation of $21.5 billion.

Management’s Discussion and Analysis         Sun Life Financial Inc.     December 31, 2020    25

Profitability and Growth by Business Unit
MFS
In U.S. dollars, MFS's reported net income increased by US$19 million of 3% in 2020 compared to 2019, driven by the change in underlying net income of US$41 million, partially offset by higher fair value adjustments on MFS's share-based payment awards. Underlying net income increased driven by higher ANA, partially offset by changes in net investment returns and higher sales expenses.

MFS's AUM increased by US$82.8 billion or 16% as at December 31, 2020 compared to December 31, 2019, primarily driven by asset appreciation of US$69.7 billion and net inflows of US$13.1 billion.

SLC Management
SLC Management's reported net income was $38 million in 2020 compared to reported net loss of $12 million in 2019, driven by the change in underlying net income of $63 million, partially offset by higher acquisition and integration costs related to the BGO and InfraRed acquisitions. Underlying net income increased driven by results from the BGO and InfraRed acquisitions, and the increase in performance fees, partially offset by losses on real estate designated for seed investments.

SLC Management's AUM increased by $21.6 billion or 26% as at December 31, 2020 compared to December 31, 2019, primarily driven by the InfraRed acquisition of $16.3 billion, asset appreciation of $4.0 billion and other items of $3.5 billion, partially offset by the impacts of foreign exchange translation of $1.7 billion and net outflows of $0.5 billion.

4. Asia

Our Asia segment consists of two business units: Local Markets and International Hubs. Our Local Markets operates in six Asian markets, delivering value to over 23 million Clients by providing life, health, wealth and asset management solutions through a multi-channel distribution approach. The International Hubs offers leading insurance and wealth products, including high-net-worth solutions in Hong Kong and via our International business. Our Asia presence provides us with a strong foothold to take advantage of the high growth prospects in the region.

Business Units
• Local Markets	• International Hubs
2020 Highlights
Growth in scale and distribution
•We ended 2020 with $61.5 billion in total AUM in our wealth and asset management businesses, including $19.3 billion from our Hong Kong Mandatory Provident Fund ("MPF") pension business, the second fastest growing MPF business(1), and third largest in terms of AUM.
•Expanded our agency distribution network substantially across Asia, with the total number of advisors reaching 138,000, up 12% since the end of 2019. This includes continued growth of our new proprietary agency channel in Malaysia, which reached 710 advisors, allowing us to better service local communities and meet the needs of Clients.
•In 2020, we launched our first exclusive bancassurance partnership in Vietnam with TPBank, which propelled our Vietnam business to nearly double its sales for the year versus 2019. We have now entered a second bancassurance partnership with Asia Commercial Joint Stock Bank, with sales beginning in January 2021.
•In Indonesia, we launched our first product as part of our expanded bancassurance partnership with Nobu National Bank in June. We also saw strong sales from our new sharia bancassurance partner, Bank Muamalat Indonesia, which was introduced at the end of 2019 and accounted for over 40% of our sharia sales in 2020.
•In the International Hubs business, we re-designed our product offering to better align with evolving Client demand, resulting in a revitalization of high-net-worth sales in 2020, and we established a new business in Singapore to meet the needs of high-net-worth Clients there, set to launch its first product in 2021. With this, we are extending our reach to eight Asian markets.

Strong execution on our digital transformation journey
•Client mobile applications and SunSmart, our digital end-to-end point-of-sales ("POS") tool, are now available in all Local Markets and Hong Kong, powering brighter Client experiences by being more personal, proactive and predictive across platforms.
•Rolled out virtual sales experiences in each of our markets. Clients and advisors across our businesses are now able to transact comfortably and securely, from application submission to digital signing, providing Clients with a quick and seamless experience, all without using paper or meeting face-to-face.
•Introduced Remote Online Medical Exam ("ROME") in the Philippines, where accredited health professionals perform online medical examinations for prospective Sun Life Clients applying for an insurance policy or a reinstatement, a first in the Philippines.
•Simplified premium payment options made it easier for Clients to do business with us. For example, in Vietnam Clients now have the option to pay premiums online, and in the Philippines we’ve introduced an expanded range of cashless payment options, which accounted for 79% of total payment transactions in 2020.

(1)    Mercer MPF Market Shares Report, September 2020.
26    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

Strategy and Outlook
In order to achieve our ambitious growth objectives in earnings, value of new business and sales, we will need to grow scale in all of our markets, with world-class distribution capabilities and operational excellence powered by a Digital Enterprise, while investing in the right talent. Our areas of focus for Asia are to:

Build world-class distribution
•Extend our reach across channels and segments to serve the growing insurance markets in Asia and to help more Clients by offering a holistic, diversified product lineup, including expanding our health and wellness solutions, with targeted expansion in local markets.
•Deliver a multi-channel experience engaging Clients where, when and how they wish.
•Create a unique distribution differentiator in each market by rolling out the next phase of our Most Respected Advisor ("MRA") program to build elite distribution leaders.
•Continue to effectively collaborate with existing bancassurance partners and establish new bank relationships, in order to offer solutions to a wider range of Clients.
•Use data and analytics to drive advancement in Client retention, advisor productivity, recruitment and training and development, with a focus on distribution quality.

Transform our operations and business model
•Digitize our business and leverage common technology platforms to enhance the Client experience by making it easier to do business with us and ensure a seamless experience in all our markets in Asia.
•Better engage prospective and existing Clients by being more personal, proactive and predictive through the use of data and analytics.

Continue to build scale in each of our markets
•Achieve scale in each market and offer a holistic set of solutions to help our Clients achieve lifetime financial security and live healthier lives.
•To grow our scale, we will focus on both organic and inorganic approaches, which include opportunities that bring distribution capabilities and are accretive to Sun Life’s earnings.

Outlook
We believe our diversified business, with a multi-country presence and multi-channel distribution, positions us to capture opportunities as they arise, and protects our business as a whole against adverse economic or regulatory cycles in any one market. We expect that the region’s economic growth will continue, despite the uncertainties and short-term headwinds due to COVID-19, and that rapid wealth-creation, coupled with low penetration rates for insurance, will result in sustained growth across all of our distribution channels over the medium-term. In addition, we expect to continue to reach more Clients by expanding our high-quality agency force and diverse network of bancassurance partners. Furthermore, we feel confident that our market leading position in the global high-net-worth space will continue to generate value, including our new operation in Singapore, where we plan to launch our first product in 2021.

Competition and economic and geopolitical uncertainty continue to pose challenges to our businesses, and these are further intensified by the ongoing pandemic. However, our steadfast dedication to our Purpose and our Clients, strengthening market positions, key strategic relationships, investments in digital & analytics and our ability to leverage Sun Life's global expertise position us well for the future. As local governments continue to download responsibilities in both the retirement and health spaces, we are well-equipped to offer current and prospective Clients a diverse range of sound solutions.

Management’s Discussion and Analysis         Sun Life Financial Inc.     December 31, 2020    27

Business Markets

Business	Description	Market Position
Local Markets
Philippines(1)
• Individual and group life and health insurance products to individuals and businesses through a multi-channel distribution network
• Mutual funds to individual and institutional Clients through agency, brokerage, bancassurance and digital partners

• #1 ranked insurance company(2) • 2nd largest mutual fund operation in the country(3)
Indonesia	• Individual life and health insurance and creditor life insurance through agency, telco arrangements and bancassurance, including a bancassurance partnership with CIMB Niaga, the 5th largest bank in the country	• Ranked in the Top 10 overall(4)
Vietnam	• Individual insurance and pensions distributed through agency, corporate sales, and digital distribution channels and partnerships including a bancassurance agreement with TPBank, a digital leader in Vietnamese banking, and a partnership with ACB	• Ranked in the Top 15 overall(5)
Malaysia(6)	• Individual and group insurance through banks and telco arrangements, including an exclusive bancassurance agreement with CIMB Bank, Malaysia's 2nd largest bank, and a growing agency force	• 4th in bancassurance sales(7)
India(8)
• Individual and group insurance, savings and retirement products through agency, brokerage and bancassurance channels
• Mutual fund products to both individual and institutional investors through independent financial advisors, banks, and direct distribution channels
• 7th largest life insurance company in India(9) • 4th largest mutual fund operation in the country(10)
China(11)
• Individual and group life and health insurance and savings products distributed through agency, brokerage, bancassurance and digital channels
• Institutional asset management, passive third-party asset management and debt financing business through direct distribution
• Top 10 life insurance company in China among multinationals(12)

International Hubs
Hong Kong
• MPF and pension administration to individuals and businesses through agency and brokerage distribution
• Individual and group life and health insurance to individuals and businesses through agency and brokerage distribution
• 3rd largest provider based on AUM, 2nd based on net inflows(13) • Top 10 in Agency for Life Insurance(14)
International	• Individual life insurance solutions for high-net-worth individuals and families residing outside the U.S. and Canada • Manages a block of International wealth investment products closed to new sales	• A leader in international high-net- worth life insurance business

(1)    Philippines: Includes a joint venture with the Yuchengco Group - Sun Life Grepa Financial, Inc. (49%).
(2)    Insurance Commission of the Philippines, based on third quarter 2020 year-to-date total premium income for Sun Life of Canada (Philippines).
(3)    Philippine Investment Funds Association, based on October 2020 year-to-date ending AUM.
(4)    Indonesia Life Insurance Association industry report, based on third quarter 2020 year-to-date first year premiums.
(5)    October 2020 year-to-date annualized first year premiums based on data shared among industry players.
(6)    Malaysia: Joint ventures with Khazanah Nasional Berhad and CIMB Group Holdings Berhad - Sun Life Malaysia Assurance Berhad (49%), Sun Life Malaysia Takaful Berhad (49%).
(7)    Life Insurance Association of Malaysia and Insurance Services Malaysia Berhad, based on the third quarter 2020 year-to-date annualized first year premium for conventional and takaful business.
(8)    India: Joint ventures with the Aditya Birla Group - Aditya Birla Sun Life Insurance Company Limited (49%), Aditya Birla Sun Life Asset Management Company Limited ("Aditya Birla Sun Life AMC Limited") (49%).
(9)    Insurance Regulatory Authority of India, based on November 2020 year-to-date first year premiums among private players.
(10)    Association of Mutual Funds in India, based on average AUM for the quarter ended December 31, 2020.
(11)    China: Joint ventures with the China Everbright Group: Sun Life Everbright Life Insurance Company Limited (24.99%), Sun Life Everbright Asset Management Co., Ltd (24.74%).
(12)    China Insurance Regulatory Commission, based on gross premiums for the third quarter 2020 year-to-date (excluding universal and variable universal life insurance deposits and pension companies).
(13)    Mercer MPF Market Shares Report, September 2020.
(14)    Insurance Authority of Hong Kong, Provisional Statistics on Hong Kong Long Term Insurance Business, based on third quarter 2020 year-to-date annualized first year premiums.

28    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

Financial and Business Results

($ millions)	2020	2019
Local Markets(1)(2)	265	339
International Hubs(1)(2)	329	181
Reported net income	594	520
Less: Market-related impacts(3)	(77)	(66)
Assumption changes and management actions(2)	99	37
Acquisition, integration, restructuring (3)	(7)	(1)
Underlying net income(4)	579	550
Reported ROE (%)(4)	10.1%	9.5%
Underlying ROE (%)(4)	9.8%	10.0%
Insurance Sales(4)	1,263	1,154
Wealth Sales(4)	10,937	8,373

(1)     Prior to the first quarter of 2020, these business units were referred to as Insurance and Wealth, and International, respectively, in our Interim and Annual MD&A. Effective the first quarter of 2020, Insurance and Wealth was renamed to Local Markets and we combined our International business and Hong Kong business into a new management structure called "International Hubs". We have updated prior period amounts to reflect this change in presentation.
(2)    Local Markets is comprised of Philippines, Indonesia, India, China, Malaysia and Vietnam. International Hubs is comprised of International and Hong Kong.
(3)    Represents an adjustment made to arrive at a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(4)    Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

During the first quarter of 2020, we combined our International business and Hong Kong business into a new management structure called "International Hubs", to leverage the high-net-worth opportunities in Asia and offer our Clients and distribution partners best-in-class product and service offerings across all geographies.
Profitability
Asia's reported net income increased by $74 million or 14% in 2020 compared to 2019, primarily driven by favourable ACMA impacts. Underlying net income increased by $29 million or 5%, driven by higher new business gains, favourable expense experience, business growth and favourable morbidity experience, partially offset by less favourable credit experience and an AFS impairment of $20 million related to an investment in a fund managed by our joint venture in India. The impacts of foreign exchange translation increased reported net income and underlying net income by $18 million.
Growth
Excluding the favourable impacts of foreign exchange translation, Asia insurance sales increased by 8% in 2020 compared to 2019. Individual insurance sales were $1,222 million, an increase of 9%, driven by International Hubs, partially offset by the Philippines as a result of the impact of COVID-19.

Excluding the favourable impacts of foreign exchange translation, Asia wealth sales increased by 30% in 2020 compared to 2019, driven by growth in all markets.
Profitability by Business Unit and Growth by Business Market
Local Markets
Local Markets' reported net income decreased by $74 million or 22% in 2020 compared to 2019, reflecting less favourable ACMA impacts and an AFS impairment of $20 million related to an investment in a fund managed by our joint venture in India, partially offset by favourable expense experience.

We continued to build our agency and alternate distribution channels, leverage a more balanced product portfolio and increase efficiency and productivity, while maintaining Client focus.

Philippines - On a local currency basis, individual insurance sales decreased by 24% in 2020 compared to 2019. Mutual and managed fund AUM was $3.3 billion as at December 31, 2020, an increase of 58% compared to 2019, measured in local currency, reflecting strong money market sales.

Agency headcount reached approximately 19,600 at the end of 2020, 6% lower than 2019 due to the complexities with licensing agents during COVID-19.

Indonesia - On a local currency basis, individual life insurance sales decreased by 13% in 2020 compared to 2019, with lower sales in the agency and telemarketing channels, partially offset by growth in the bancassurance channel.

Agency headcount was at approximately 5,300 in 2020, a reduction of 10% from the previous year-end, as a result of the impact of COVID-19 and our focus on quality.

Vietnam - On a local currency basis, individual insurance sales increased by 85% in 2020 compared to 2019, driven by the new bancassurance channel and growth in the agency channel.

Management’s Discussion and Analysis         Sun Life Financial Inc.     December 31, 2020    29

Agency headcount was almost 6,400 at the end of 2020, 50% higher than 2019.

Malaysia - On a local currency basis, individual insurance sales decreased by 8% in 2020 compared to 2019, with lower sales in the bancassurance channel.

Malaysia's agency force was at 710 agents as at the end of 2020, 8% lower than 2019.

India - On a local currency basis, individual life insurance sales decreased by 5% in 2020 compared to 2019, with lower sales in the agency and broker channels, partially offset by growth in the bancassurance channel.

India's agency headcount reached 81,000 at the end of 2020, 8% higher than 2019.

On a local currency basis, gross sales of equity and fixed income funds increased by 24%.

Total AUM as at December 31, 2020 was $47.4 billion, of which $23.2 billion is reported in our AUM, in line with 2019.

China - On a local currency basis, individual insurance sales increased by 9% in 2020 compared to 2019, driven by growth in the agency and bancassurance channels.

Agency headcount reached 22,700 at the end of 2020, 69% higher than 2019.

International Hubs
International's reported net income increased by $148 million or 82% in 2020 compared to 2019, driven by favourable ACMA impacts, higher new business gains, business growth and favourable morbidity experience, partially offset by less favourable credit experience.

Hong Kong - On a local currency basis, individual insurance sales increased by 28% in 2020 compared to 2019, driven by growth in the broker channel, partially offset by the agency channel. AUM in our pension business reached $19.3 billion as at December 31, 2020, an increase of 31% compared to 2019, measured in local currency, and pension net flows increased by 2% compared to 2019.

Agency headcount decreased by 5% from 2019 to approximately 2,200 at the end of 2020.

International - On a constant currency basis, individual life insurance sales increased by 99% in 2020 compared to 2019, due to the competitive environment and market shifts in the first half of 2019.

5. Corporate

Corporate includes the results of our UK business and Corporate Support.

Business Units

Business	Description
UK	• UK has a run-off block of business consisting of approximately 517,000 in-force life and pension policies, with approximately £11 billion of AUM. Since December 2010, UK has been closed to new business and focuses on supporting existing Clients. Most administrative functions have been outsourced to external service providers which are managed by an in-house management team.
Corporate Support	• Corporate Support operations consist of the expenses, debt charges, investment income, capital and other items not allocated to Sun Life's other business segments, as well as the Company's Run-off reinsurance business. Coverage in our Run-off reinsurance business includes long-term care, medical coverage, and guaranteed minimum income and death benefit coverage. The block also includes group long-term disability and personal accident policies which are 100% retroceded.

Financial and Business Results
($ millions)	2020	2019
UK	193	379
Corporate Support	(337)	(224)
Reported net income (loss)	(144)	155
Less: Market-related impacts(1)	—	(2)
Assumption changes and management actions(1)	39	225
Acquisition, integration and restructuring(1)	(48)	(27)
Underlying net income (loss)(2)	(135)	(41)

(1)    Represents an adjustment made to arrive at a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)    Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

30    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

Profitability
Corporate's reported net loss was $144 million in 2020 compared to reported net income of $155 million in 2019, reflecting less favourable ACMA impacts predominantly in the UK and higher restructuring costs in Corporate Support, related to various projects to simplify our organizational structure and drive efficiencies. Underlying net loss was $135 million, an increased loss of $94 million, reflecting unfavourable tax experience and unfavourable credit experience, partially offset by higher investing activity in the UK and higher earnings from the run-off businesses in Corporate Support. Unfavourable tax experience relates to an adjustment relating to the prior year’s Canadian tax filings in 2020, and the impact of tax matters that were favourable in 2019. The impacts of foreign exchange translation decreased reported net loss by $3 million and decreased underlying net loss by $2 million.
Profitability by Business Unit
UK
UK's reported net income decreased by $186 million or 49% in 2020 compared to 2019, reflecting less favourable ACMA impacts and unfavourable credit experience, partially offset by higher investing activity.

Corporate Support
Corporate Support's reported net loss increased by $113 million or 50% in 2020 compared to 2019, reflecting unfavourable tax experience and higher restructuring costs, partially offset by higher earnings from the run-off businesses. Unfavourable tax experience relates to an adjustment relating to the prior year’s Canadian tax filings in 2020, and the impact of tax matters that were favourable in 2019.

H. Investments

The Company strives to ensure that all general fund investments are properly aligned with business objectives including meeting policyholder obligations and maintaining adequate liquidity at all times. Consideration is given in our investment process to a wide range of factors, including ensuring attractive risk and return profiles, appropriate diversification by asset type, credit exposure and sector, financial condition and ESG profile of issuers and borrowers, quality and value of underlying security and macro- and micro-economic developments and trends including prospects for specific industry sectors. The Risk Committee of the Board of Directors ("Risk Committee") approves policies that contain prudent standards and procedures for the investment of our general fund assets. These policies include requirements, restrictions and limitations for interest rate, credit, equity market, real estate market, liquidity, concentration, currency, and derivative risks. Compliance with these policies is monitored on a regular basis and reported annually to the Risk Committee. The Governance, Investment & Conduct Review Committee of the Board of Directors monitors the Company's Investment Plan and investment performance, oversees practices, procedures and controls related to the management of the general fund investment portfolio, and reviews corporate governance guidelines and processes.
1. Investment Profile
We had total general fund invested assets of $177.9 billion as at December 31, 2020, compared to $161.6 billion as at December 31, 2019. The increase in general fund invested assets was primarily due to operating activities and net fair value growth from declining interest rates, partially offset by the unfavourable impacts of foreign exchange translation. Our general fund invested assets are well-diversified across investment types, geographies and sectors with the majority of our portfolio invested in fixed income high-quality assets.

Additional detail on our investments is provided in Note 5 and 6 of our 2020 Annual Consolidated Financial Statements.

The following table sets out the composition of our general fund invested assets:(1)

	December 31, 2020			December 31, 2019
($ millions)	Carrying value	Fair value	% of Total fair value	Carrying value	Fair value	% of Total fair value
Cash, cash equivalents and short-term securities	13,527	13,527	7%	9,575	9,575	6%
Debt securities	89,089	89,089	48%	81,606	81,606	50%
Equity securities	6,631	6,631	4%	4,787	4,787	3%
Mortgages and loans	49,946	56,231	31%	48,222	52,028	31%
Derivative assets	2,160	2,160	1%	1,548	1,548	1%
Other invested assets - financial assets	4,167	4,167	2%	3,829	3,829	2%
Policy loans	3,265	3,265	2%	3,218	3,218	2%
Total financial assets	168,785	175,070	95%	152,785	156,591	95%
Investment properties	7,516	7,516	4%	7,306	7,306	4%
Other invested assets - non-financial assets	1,611	1,611	1%	1,528	1,528	1%
Total invested assets	177,912	184,197	100%	161,619	165,425	100%

(1)    The values and ratios presented are based on the fair value of the respective asset categories. Generally, the carrying values for invested assets are equal to their fair values; however our mortgages and loans are generally carried at amortized cost. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.
Management’s Discussion and Analysis         Sun Life Financial Inc.     December 31, 2020    31

Highlighted Exposures Arising from the COVID-19 Pandemic and Other Related items
As a leading international financial services organization, we have a well-diversified portfolio which is duration-matched to insurance contract liabilities and includes a variety of investment types spread across a broad range of sectors and geographies. As at December 31, 2020, our direct and indirect exposure to the industries most immediately affected by the COVID-19 pandemic includes oil & gas, transportation, hotels, restaurants & leisure, as well as office, retail, and multi-family residential property types. We are closely monitoring the impacts of the COVID-19 pandemic on our investment portfolio. Although the sectors noted below have been significantly impacted by the COVID-19 pandemic, other areas within our investments portfolio may also be adversely impacted by the pandemic.
Oil & Gas
As at December 31, 2020, our direct exposure to oil & gas through our debt securities and corporate loan holdings was approximately $5.5 billion or 3% of total invested assets and 96% were rated investment grade, including 67% rated BBB (as at December 31, 2019, $4.9 billion, of which 98% were rated investment grade, including 66% rated BBB)(1). Approximately 58% of our oil & gas industry portfolio was invested in pipeline, storage and transportation entities, 15% was invested in integrated oil & gas, and the remaining portion was invested in companies involved in exploration and production, refining, and drilling & servicing, none of which exceeds 12% of our total oil & gas industry portfolio on an individual basis. This compared to approximately 58% and 12% as at December 31, 2019, respectively.

Our mortgage and real estate portfolios include office, industrial, retail, and multi-family buildings occupied by tenants in diversified industries. As at December 31, 2020, our indirect exposure to oil & gas through our mortgage and real estate holdings was approximately $2.2 billion(2), consisting of $1.1 billion of mortgages and $1.1 billion of real estate holdings. As a proportion of our total mortgage and real estate portfolios, our indirect exposures to oil & gas represents 7% and 15%, respectively.
Transportation
As at December 31, 2020, our direct exposure to transportation through our debt securities and corporate loan holdings was approximately $4.1 billion or 2% of total invested assets and 91% were rated investment grade, including 39% rated BBB (as at December 31, 2019, $3.6 billion of which 99% were rated investment grade, including 30% rated BBB)(1). Of our $4.1 billion direct exposure, $2.3 billion or 56% are secured by collateral ($2.0 billion or 56% as at December 31, 2019). As at December 31, 2020, we do not have any significant direct or indirect exposure to aviation through our mortgage or real estate holdings, and have limited indirect exposure to auto through well-diversified mortgage and real estate holdings.
Hotels, Restaurants & Leisure
As at December 31, 2020, our direct exposure to hotels, restaurants & leisure through our debt securities and corporate loan holdings was approximately $1.1 billion or 1% of total invested assets and 81% were rated investment grade, including 47% rated BBB (as at December 31, 2019, $1.0 billion of which 99% were rated investment grade, including 59% rated BBB)(1). Of our $1.1 billion direct exposure, $0.7 billion or 57% are secured by collateral ($0.6 billion or 62% as at December 31, 2019). As at December 31, 2020, we do not have any significant direct or indirect exposure to hotels through our mortgage or real estate holdings, and we have limited indirect exposure to restaurants & leisure through well-diversified mortgage and real estate holdings.
Office, Retail & Multi-Family Residential Property Types
As at December 31, 2020, we had exposure to office, retail, and multi-family residential property types through our uninsured commercial mortgage and investment property portfolios of $14.0 billion. Through our debt securities and corporate loan holdings, we had exposures of $2.4 billion of which 95% were rated investment grade, including 44% rated BBB (as at December 31, 2019, $2.5 billion, of which 100% were rated investment grade, including 43% rated BBB)(1). Our holdings in these property types totaled $6.8 billion for office, $6.1 billion for retail, and $3.5 billion for multi-family residential properties representing 4%, 3%, and 2% of total invested assets, respectively.
Our mortgage portfolio is well-secured with a weighted average loan-to-value ratio of approximately 60% and a weighted average debt service coverage of 1.65 times as at December 31, 2020 (approximately 56% and 1.76 times, respectively, as at December 31, 2019). Our investment property portfolio is diversified across geographies and our tenants represent a broad range of industries.

(1)    The credit risk ratings were established in accordance with the process described in this MD&A under the heading J - Risk Management - 9 - Risk Categories - Credit Risk Management Governance and Control.
(2)    The indirect exposure from mortgages and real estate includes real estate holdings and uninsured mortgages in Alberta and Texas.
32    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

2. Debt Securities
Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that it remains well-diversified and duration-matched to insurance contract liabilities. With the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines, our exposure to debt securities from any single country did not exceed 1% of total invested assets in our 2020 Annual Consolidated Financial Statements.
Debt Securities by Issuer and Industry Sector

	December 31, 2020		December 31, 2019
($ millions)	Total	% of Total	Total	% of Total
Debt securities issued or guaranteed by:
Canadian federal government	6,489	7%	6,446	8%
Canadian provincial and municipal government	18,242	20%	14,965	18%
U.S. government and agency	2,475	3%	3,111	4%
Other foreign government	6,104	7%	5,917	7%
Total government issued or guaranteed debt securities	33,310	37%	30,439	37%
Corporate debt securities by industry sector:(1)
Financials	11,856	13%	10,926	13%
Utilities	8,243	9%	7,258	9%
Industrials	6,226	7%	5,429	7%
Energy	4,802	6%	4,232	5%
Communication services	3,966	5%	3,546	4%
Real estate	2,767	3%	2,963	4%
Health care	2,172	2%	2,122	3%
Consumer staples	2,051	2%	1,924	2%
Consumer discretionary	1,771	2%	1,487	2%
Materials	1,625	2%	1,543	2%
Information technology	1,495	2%	1,335	2%
Total corporate debt securities	46,974	53%	42,765	53%
Asset-backed securities	8,805	10%	8,402	10%
Total debt securities	89,089	100%	81,606	100%

(1)    Our grouping of debt securities by sector is based on the Global Industry Classification Standard and S&P Dow Jones Indices.
Debt Securities by Credit Rating
The credit risk ratings in the following table were established in accordance with the internal rating process described in this MD&A under the heading J - Risk Management - 9 - Risk Categories - Credit Risk Management Governance and Control.

Our debt securities with a credit rating of "A" or higher represented 72% of the total debt securities as at December 31, 2020, compared to 74% as at December 31, 2019. Debt securities with a credit rating of "BBB" or higher represented 98% of total debt securities as at December 31, 2020, compared to 99% as at December 31, 2019.

	2020				2019
($ millions)	FVTPL debt securities	AFS debt securities	Total debt securities	% of Total debt securities	FVTPL debt securities	AFS debt securities	Total debt securities	% of Total debt securities
Debt securities by credit rating:
AAA	12,794	4,810	17,604	20%	11,097	6,630	17,727	22%
AA	11,870	1,586	13,456	15%	10,503	1,670	12,173	15%
A	30,812	2,600	33,412	37%	27,341	3,037	30,378	37%
BBB	21,203	2,091	23,294	26%	18,339	2,248	20,587	25%
BB and lower	1,155	168	1,323	2%	614	127	741	1%
Total debt securities	77,834	11,255	89,089	100%	67,894	13,712	81,606	100%

Management’s Discussion and Analysis         Sun Life Financial Inc.     December 31, 2020    33

Debt Securities by Geography
The carrying value of FVTPL and AFS debt securities by geographic location is presented in the following table.

	December 31, 2020				December 31, 2019
($ millions)	FVTPL debt securities	AFS debt securities	Total	% of Total	FVTPL debt securities	AFS debt securities	Total	% of Total
Debt securities:
Canada	34,005	4,685	38,690	44%	28,221	5,031	33,252	41%
United States	27,183	3,984	31,167	35%	24,224	5,822	30,046	37%
Europe	8,734	966	9,700	11%	8,827	1,178	10,005	12%
Asia	5,095	600	5,695	6%	4,074	573	4,647	6%
Other	2,817	1,020	3,837	4%	2,548	1,108	3,656	4%
Total debt securities	77,834	11,255	89,089	100%	67,894	13,712	81,606	100%

Our gross unrealized losses as at December 31, 2020 for FVTPL and AFS debt securities were $94 million and $27 million, respectively, compared with $136 million and $63 million, respectively, as at December 31, 2019. The decrease in gross unrealized losses was largely due to the impact from declining interest rates.
3. Equities
Our equity portfolio is well-diversified with approximately 58% of our portfolio invested in exchange-traded funds as at December 31, 2020, compared to 45% as at December 31, 2019. Exchange-traded fund holdings are primarily in the Tracker Fund of Hong Kong Ltd and S&P/TSX 60 Index Fund. The carrying value of equities by issuer geography as at December 31, 2020 is set out in the following table.
Equities by Issuer Geography

	December 31, 2020				December 31, 2019
($ millions)	FVTPL equities	AFS equities	Total	% of Total	FVTPL equities	AFS equities	Total	% of Total
Equity securities:
Canada	3,064	15	3,079	47%	2,813	22	2,835	60%
United States	1,046	148	1,194	18%	550	137	687	14%
Europe	418	6	424	6%	381	6	387	8%
Asia	1,832	93	1,925	29%	713	148	861	18%
Other	9	—	9	—%	17	—	17	—%
Total equity securities	6,369	262	6,631	100%	4,474	313	4,787	100%

Excluding exchange-traded funds and mutual funds, there were no issuers exceeding 1% of the equity portfolio as at December 31, 2020.
4. Mortgages and Loans
Mortgages and loans in this section are presented at their carrying value in our 2020 Annual Consolidated Financial Statements. Our mortgage portfolio consisted almost entirely of first mortgages and our loan portfolio consisted of private placement loans.
Mortgages and Loans by Geography
The carrying value of mortgages and loans by geographic location is presented in the following table.(1)

	December 31, 2020				December 31, 2019
($ millions)	Mortgages	Loans	Total	% of Total	Mortgages	Loans	Total	% of Total
Canada	9,119	13,107	22,226	44%	9,310	13,249	22,559	47%
United States	6,309	13,773	20,082	40%	6,915	11,994	18,909	39%
Europe	—	5,352	5,352	11%	—	4,561	4,561	9%
Asia	—	366	366	1%	—	352	352	1%
Other	—	1,920	1,920	4%	—	1,841	1,841	4%
Total	15,428	34,518	49,946	100%	16,225	31,997	48,222	100%

(1)    The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor's parent.
34    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

Mortgage Portfolio
As at December 31, 2020, we held $15.4 billion of mortgages, compared to $16.2 billion as at December 31, 2019. Our mortgage portfolio consists entirely of commercial mortgages, as presented in the following table.

	December 31, 2020			December 31, 2019
($ millions)	Insured	Uninsured	Total	Insured	Uninsured	Total
Mortgages:
Retail	—	3,710	3,710	—	3,902	3,902
Office	—	3,481	3,481	—	3,922	3,922
Multi-family residential	3,663	1,968	5,631	3,613	2,078	5,691
Industrial and land	—	1,945	1,945	—	1,898	1,898
Other	345	316	661	353	459	812
Total mortgages	4,008	11,420	15,428	3,966	12,259	16,225
% of Total mortgages	26%	74%	100%	24%	76%	100%

As at December 31, 2020, 36% of our commercial mortgage portfolio consisted of multi-family residential mortgages; there are no single-family residential mortgages. Our uninsured commercial portfolio had a weighted average loan-to-value ratio of approximately 58% as at December 31, 2020, compared to 55% as at December 31, 2019. While we generally limit the maximum loan-to-value ratio to 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured by the Canada Mortgage and Housing Corporation ("CMHC"). The estimated weighted average debt service coverage for our uninsured commercial portfolio is 1.66 times. Of the $4.0 billion of multi-family residential mortgages in the Canadian commercial mortgage portfolio, 93% were insured by the CMHC.

The following tables summarize our mortgages by credit quality indicator:

($ millions)	December 31, 2020	As % of Total Mortgages	December 31, 2019	As % of Total Mortgages
Mortgages by credit rating:
Insured	4,008	26%	3,966	24%
AAA	—	—%	1	—%
AA	1,435	9%	2,087	13%
A	4,031	26%	5,481	34%
BBB	4,524	30%	3,943	24%
BB and lower	1,404	9%	670	4%
Impaired	26	—%	77	1%
Total mortgages	15,428	100%	16,225	100%

Loan Portfolio
As at December 31, 2020, we held $34.5 billion of loans, compared to $32.0 billion as at December 31, 2019. Private placement loans provide diversification by type of loan, industry segment and borrower credit quality. The private placement loan portfolio consists of senior secured and unsecured loans to large- and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure. The growth in the portfolio is consistent with our strategy to increase our investments in private placement loans.

The credit risk ratings in the following table were established in accordance with the internal rating process described in this MD&A under the heading J - Risk Management - 9 - Risk Categories - Credit Risk Management Governance and Control. As at December 31, 2020, 93% of our total loan portfolio is investment grade, compared to 96% as at December 31, 2019.

($ millions)	December 31, 2020	As % of Total Loans	December 31, 2019	As % of Total Loans
Loans by credit rating:
AAA	212	1%	224	1%
AA	4,906	14%	5,044	16%
A	13,183	38%	12,516	39%
BBB	13,758	40%	12,920	40%
BB and lower	2,427	7%	1,207	4%
Impaired	32	—%	86	—%
Total loans	34,518	100%	31,997	100%

Management’s Discussion and Analysis         Sun Life Financial Inc.     December 31, 2020    35

The following tables summarize our loans by sector:

($ millions)	December 31, 2020	As % of Total Loans	December 31, 2019	As % of Total Loans
Loans by Sector:
Corporate issued loans	22,886	66%	20,767	65%
Canadian provincial & municipal government	7,124	21%	7,030	22%
U.S. government & agency	2,962	9%	2,876	9%
Other foreign government	1,481	4%	1,253	4%
Canadian federal government	65	—%	71	—%
Total loans	34,518	100%	31,997	100%
Mortgages and Loans Past Due or Impaired
The gross carrying value and allowance for mortgages and loans past due or impaired are presented in the following table.

	December 31, 2020
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	15,402	34,486	49,888	—	—	—
Past due:
Past due less than 90 days	—	—	—	—	—	—
Past due 90 days or more	—	—	—	—	—	—
Impaired	92	81	173	66	49	115
Total	15,494	34,567	50,061	66	49	115
	December 31, 2019
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	16,148	31,911	48,059	—	—	—
Past due:
Past due less than 90 days	—	—	—	—	—	—
Past due 90 days or more	—	—	—	—	—	—
Impaired	147	133	280	70	47	117
Total	16,295	32,044	48,339	70	47	117
Our impaired mortgages and loans, net of allowances for losses, were $58 million as at December 31, 2020, compared to $163 million as at December 31, 2019.
5. Derivatives
The fair value of derivative assets held by the Company was $2,160 million, while the fair value of derivative liabilities was $1,744 million as at December 31, 2020, compared to a fair value of derivative assets of $1,548 million and a fair value of derivative liabilities of $2,040 million as at December 31, 2019.

We use derivative instruments to manage risks related to interest rate, equity market and currency fluctuations and in replication strategies to reproduce permissible investments. Our use of derivatives in these risk mitigation strategies does not mitigate all risk exposure; rather, they are used to keep us within our risk tolerance limits.

In addition to the general policies and monitoring, we use a variety of tools in counterparty risk management. Over-the-counter ("OTC") derivative transactions are executed under International Swaps and Derivatives Association ("ISDA") Master Agreements. A Credit Support Annex accompanies most of the ISDAs, which establish requirements for collateral.
Derivative Financial Instruments
The values associated with our derivative instruments are presented in the following table. Notional amounts serve as the basis for payments calculated under derivatives contracts and are generally not exchanged.

($ millions)	2020	2019
As at December 31,
Net fair value	416	(492)
Total notional amount	62,792	62,131

The net fair value of derivatives was an asset of $416 million as at December 31, 2020, compared to a liability of $492 million as at December 31, 2019. The change in net fair value was primarily due to the impact from changes in foreign exchange rates and swap curves.
36    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

The total notional amount of our derivatives increased to $62.8 billion as at December 31, 2020 from $62.1 billion as at December 31, 2019. The change in notional amount is mainly attributable to an increase of $4.4 billion in foreign exchange contracts used for hedging foreign currency assets, partially offset by a decrease of $2.3 billion in interest rate contracts primarily for duration matching purposes.

Certain of our derivatives are designated in qualifying hedging relationships for accounting purposes, and represented $1.1 billion, or 1.8% of the total notional amount. Derivatives are designated in hedging relationships for accounting purposes to minimize accounting mismatches. These hedging relationships are documented at inception and hedge effectiveness is assessed on a quarterly basis.

Our derivatives designated in qualifying hedging relationships for accounting purposes include interest rate swaps, foreign exchange agreements, equity forwards and, previously, currency swaps. We designate certain interest rate swaps in fair value hedging relationships to hedge interest rate exposure on AFS assets. We also designate certain foreign exchange agreements in fair value and cash flow hedging relationships to manage foreign currency fluctuations associated with AFS assets. Additionally, we designate certain equity forwards in cash flow hedging relationships for anticipated payments of awards under certain stock-based compensation plans.
Credit Equivalent Amount
As the regulator of the Canadian insurance industry, OSFI provides guidelines to quantify the use of derivatives. The credit equivalent amount, a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts with a positive fair value plus an amount representing the potential future credit exposure.

The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.

	2020		2019
($ millions)	Credit equivalent amount ("CEA")(1)	Risk weighted CEA(1)	Credit equivalent amount ("CEA")(1)	Risk weighted CEA(1)
Foreign exchange contracts	787	18	666	14
Interest rate contracts	86	2	79	2
Equity and other contracts	31	1	51	1
Total	904	21	796	17

(1)    Amounts presented are net of collateral received.
Credit Default Swaps By Underlying Financial Instrument Credit Rating
Credit default swaps ("CDS") are derivative contracts that transfer credit risk related to an underlying referenced financial instrument from one counterparty to another. The purchaser receives protection against the decline in the value of the referenced financial instrument as a result of specified credit events such as default or bankruptcy. The Company sells credit protection through CDS to replicate credit exposure of an underlying reference security and enhance investment returns. The credit risk ratings of the underlying reference securities for single name contracts were established in accordance with the internal rating process described in section J - Risk Management - 9 - Risk Categories - Credit Risk Management Governance and Control.

The following table provides a summary of the credit default swap protection sold by credit rating of the underlying reference security.

	2020		2019
($ millions)	Notional amount	Fair value	Notional amount	Fair value
Single name credit default swap contracts
AA	38	1	45	1
A	325	4	574	9
BBB	530	12	608	19
BB	19	—	—	—
Total single name credit default swap contracts	912	17	1,227	29
Credit default swap index contracts	—	—	—	—
Total credit default swap contracts sold	912	17	1,227	29

Additional detail on our derivative portfolio by derivative type is provided in Note 6.A.iv of our 2020 Annual Consolidated Financial Statements.
6. Investment Properties
Office, retail and industrial properties are the major components of our investment properties portfolio, representing approximately 77% as at December 31, 2020. The increase in our investment property portfolio is predominantly driven by net purchases, partially offset by market appraisal losses and the impacts of foreign exchange translation in the year.
Management’s Discussion and Analysis         Sun Life Financial Inc.     December 31, 2020    37

Investment Properties by Type and Geography

	December 31, 2020
($ millions)	Office	Industrial	Retail	Multi-family residential	Other	Total	% of Total by Geography
Canada	1,792	1,726	912	1,004	646	6,080	81%
United States	768	269	237	67	30	1,371	18%
Europe	22	13	28	—	2	65	1%
Total	2,582	2,008	1,177	1,071	678	7,516	100%
% of Total by Type	34%	27%	16%	14%	9%	100%

	December 31, 2019
($ millions)	Office	Industrial	Retail	Multi-family residential	Other	Total	% of Total by Geography
Canada	1,958	1,405	967	1,064	460	5,854	80%
United States	772	269	273	—	72	1,386	19%
Europe	22	13	30	—	1	66	1%
Total	2,752	1,687	1,270	1,064	533	7,306	100%
% of Total by Type	38%	23%	17%	15%	7%	100%
7. Impaired Assets
Financial assets that are classified as FVTPL, which represented 49% of our invested assets as at December 31, 2020, do not have allowances for losses since changes in the fair value of these assets are recorded to income and the assets are recorded at fair value in our 2020 Annual Consolidated Financial Statements. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

In the absence of objective evidence of impairment, impairment losses are not recognized on AFS debt securities, equity securities and other invested assets. If the cost of these assets is greater than their fair values, unrealized losses are recognized in other comprehensive income (loss). Unrealized losses may be due to interest rate fluctuations or depressed fair values in sectors which have experienced strong negative market performance.

Additional detail on our impairment policy is provided in Note 1.iii of our 2020 Annual Consolidated Financial Statements.
8. Asset Default Provision
We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yields that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at December 31, 2020 was $3,127 million for losses related to possible future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. This represents 2.5% of the fixed income assets supporting insurance contract liabilities reported on our Consolidated Statements of Financial Position as at December 31, 2020.

Our asset default provision as at December 31, 2020 was $490 million higher than the provision as at December 31, 2019, primarily due to increases in the provisions for assets purchased net of dispositions and changes in credit ratings, partially offset by the release of provisions on fixed income assets supporting our insurance contract liabilities and the impacts of foreign exchange translation.

A one-notch downgrade of 25% of our fixed income investment portfolio(1) would result in an increase in insurance contract liabilities from the changes in ratings of $125 million post-tax and a decrease to our common shareholders' net income. This excludes the impact from the release of best estimate credit provision and fixed income investments not impacting shareholders net income, for example assets supporting participating policyholders. Of this total amount, approximately 60% relates to our BBB portfolio.

(1)    Excluding federal and provincial securities, asset-backed securities, mortgage-backed securities, and CMHC mortgages.
38    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

The following table sets out the changes in our asset default provision for existing fixed income investments.

($ millions)	2020	2019
Opening balance	2,637	2,389
Purchases, dispositions and net asset movement(1)	690	612
Changes in assumptions and methodologies	—	(53)
Changes in ratings	170	57
Release of provisions(2)	(323)	(293)
Currency	(47)	(75)
Closing balance	3,127	2,637

(1)    Net movement reflects the fluctuation in the value of FVTPL assets arising from movements in interest rates, credit spreads and other factors that impact the market value of fixed income investments.
(2)    This amount represents the orderly release of provisions for future credit events held in insurance contract liabilities.

I. Capital and Liquidity Management

Capital and liquidity management is core to our business as an insurance company. We ensure adequate capital for the protection of our policyholders, Clients and creditors, while managing capital adequacy and allocation across our businesses for the benefit of our shareholders. In addition, we maintain strong financial flexibility by ensuring that sufficient liquid assets are available to cover our anticipated payment obligations and funding requirements. We invest in various types of assets with a view to matching them with liabilities of various durations.

The regulatory environments in which we operate are expected to evolve as governments and regulators work to develop the appropriate level of financial regulation required to ensure that capital, liquidity and risk management practices are sufficient to withstand severe economic downturns.
1. Capital
We have a capital risk policy designed to maintain a strong capital position and to provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with our businesses and to optimize shareholder return. Our capital risk policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength, or to allow the Company and its subsidiaries to take advantage of opportunities for expansion. Our capital base is structured to exceed minimum regulatory and internal capital targets and to maintain strong credit and financial strength ratings, while maintaining a capital-efficient structure. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdictions in which we operate. The capital of our foreign subsidiaries is managed on a local statutory basis in a manner commensurate with their individual risk profiles.

Sun Life, including all of its business groups, engages in a capital planning process annually in which capital deployment options, capital raising and dividend recommendations are presented to the Board of Directors ("Board"). Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate and equity market scenarios. Relevant components of these capital reviews, including dividend recommendations, are presented to the Risk Committee on a quarterly basis. The Board is responsible for the approval of our annual capital plan and quarterly shareholder dividends.

The Company's capital risk policy establishes policies, operating guidelines and procedures that govern the management of capital. The capital risk policy is reviewed annually by the Risk Committee and any changes are approved by the Board. Our Corporate Capital & Treasury and Risk Management functions are responsible for the development and implementation of the capital risk policy.

The Company's capital base consists mainly of common shareholders' equity. Other sources of capital include preferred shareholders' equity, non-controlling interests, participating policyholders' equity and subordinated debt issued by SLF Inc. and Sun Life Assurance. For Canadian regulatory purposes, our capital also includes innovative capital instruments issued by Sun Life Capital Trust.

Management’s Discussion and Analysis         Sun Life Financial Inc.     December 31, 2020    39

The following table summarizes the sources of our capital and our capital position over the past two years. Note 13, 14, 15 and 21 of our 2020 Annual Consolidated Financial Statements include additional details on our capital.

($ millions)	2020	2019
Subordinated debt	4,781	3,538
Innovative capital instruments(1)	200	200
Equity
Preferred shareholders' equity	2,257	2,257
Common shareholders' equity	22,212	21,141
Participating policyholders' equity	1,368	1,091
Non-controlling interests' equity	25	19
Total equity	25,862	24,508
Total capital	30,843	28,246
Financial leverage ratio(2)	23.5%	21.2%

(1)    Innovative capital instruments are presented net of associated transaction costs and consist of SLEECS, which were issued by Sun Life Capital Trust. SLEECS qualify as capital for Canadian regulatory purposes. However, under IFRS they are reported as Senior debentures in our Annual and Interim Consolidated Financial Statements.
(2)    Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

Our total capital consists of subordinated debt and other capital instruments, participating policyholders' equity, non-controlling interests and total shareholders' equity, which includes common shareholders' equity and preferred shareholders' equity.

Common shareholders' equity was $22.2 billion as at December 31, 2020, compared with $21.1 billion as at December 31, 2019. The increase of $1.1 billion was due to common shareholders' net income and other comprehensive income, partially offset by common share dividend payments and shares repurchased and cancelled.
40    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

The table below provides the earliest par call and maturity dates for our subordinated debt, innovative capital instruments and preferred shares outstanding as at December 31, 2020.

Description	Interest Rate	Earliest Par Call Date/Redemption Date(1)	Maturity	Principal/ Face Amount ($ millions)
Subordinated Debt Issued by Sun Life Assurance
6.30% Debentures, Series 2	6.30%	n/a	2028	150
Subordinated Debt Issued by SLF Inc.
Series 2007-1	5.40%	May 29, 2037	2042	400
Series 2016-1	3.10%	February 19, 2021	2026	350
Series 2016-2	3.05%	September 19, 2023	2028	1,000
Series 2017-1	2.75%	November 23, 2022	2027	400
Series 2019-1	2.38%	August 13, 2024	2029	750
Series 2020-1	2.58%	May 10, 2027	2032	1,000
Series 2020-2	2.06%	October 1, 2030	2035	750
Trust Units Issued by Sun Life Capital Trust
SLEECS - Series B	7.09%	June 30, 2032	Perpetual	200
Class A Preferred Shares Issued by SLF Inc.
Series 1	4.75%	Any time	Perpetual	400
Series 2	4.80%	Any time	Perpetual	325
Series 3	4.45%	Any time	Perpetual	250
Series 4	4.45%	Any time	Perpetual	300
Series 5	4.50%	Any time	Perpetual	250
Series 8R(2)	1.825%	June 30, 2025	Perpetual	155
Series 9QR(3)	Floating	June 30, 2025(5)	Perpetual	125
Series 10R(2)	2.842%	September 30, 2021	Perpetual	173
Series 11QR(4)	Floating	September 30, 2021(5)	Perpetual	27
Series 12R(2)	3.806%	December 31, 2021	Perpetual	300

(1)    The earliest date on which the Company has the option, but not the obligation, to call securities for redemption at their par value. Redemption of these securities is subject to regulatory approval.
(2)    On the earliest redemption date and every five years thereafter, the dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus a spread specified for each series. The specified spread for Class A shares is: Series 8R - 1.41%, Series 10R - 2.17% and Series 12R - 2.73%. On the earliest redemption date and every five years thereafter, holders will have the right, at their option, to convert their shares into the series that is one number higher than their existing series.
(3)    Holders of Series 9QR Shares will be entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 1.41%. Holders of the Series 9QR Shares will have the right, at their option, to convert their Series 9QR Shares into Series 8R Shares on June 30, 2025, and on June 30 every five years thereafter.
(4)    Holders of Series 11QR Shares will be entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.17%. Holders of the Series 11QR Shares will have the right, at their option, to convert their Series 11QR Shares into Series 10R Shares on September 30, 2021, and on September 30 every five years thereafter.
(5)    Redeemable on the redemption date and every five years thereafter, in whole or in part, at par, and on any other date at $25.50 per share.

The following table shows the number of common shares and stock options outstanding of SLF Inc. for the last two years.

Number of Common Shares Outstanding
(in millions)	2020	2019
Balance, beginning of year	587.8	598.5
Stock options exercised	0.8	0.8
Common shares repurchased and cancelled	(3.5)	(11.5)
Shares issued as consideration for business acquisition	—	—
Balance, end of year	585.1	587.8
Number of Stock Options Outstanding
(in millions)	2020	2019
Balance, beginning of year	3.1	3.1
Options issued	0.7	0.8
Options exercised, forfeited or expired	(0.6)	(0.8)
Balance, end of year	3.2	3.1

Under our Canadian Dividend Reinvestment and Share Purchase Plan ("DRIP"), Canadian-resident common and preferred shareholders may choose to have their dividends automatically reinvested in common shares of SLF Inc. and may also purchase common shares through our DRIP with cash.
Management’s Discussion and Analysis         Sun Life Financial Inc.     December 31, 2020    41

For dividend reinvestments, we may, at our option, issue common shares of SLF Inc. from treasury at a discount of up to 5% to the volume-weighted average trading price or direct that common shares be purchased on behalf of participants on the open market through the TSX and alternative Canadian trading platforms (collectively, the "Exchanges") at the market price. Common shares of SLF Inc. acquired by participants through optional cash purchases may also be issued from treasury or purchased through the Exchanges at SLF Inc.'s option, in either case at no discount. Commencing with the dividends payable on March 31, 2016 and until further notice, common shares purchased under the Plan were purchased on the open market. There are no applicable discounts because the common shares are being purchased on the open market and are not being issued from treasury.

SLF Inc. grants stock options to certain employees. These options are granted at the closing price of SLF Inc.'s common shares on the TSX on the grant date.

As at January 29, 2021, SLF Inc. had 585,129,800 common shares, 3,115,538 options to acquire SLF Inc. common shares and 92,200,000 Class A Shares outstanding.
2. Capital Adequacy
OSFI has indicated that it will review the effectiveness of the LICAT guideline and update it to keep abreast of development in the life insurance industry and evolving risk measurement and management practices.
SLF Inc.
SLF Inc. is a non-operating insurance company and was subject to OSFI's LICAT guideline as at December 31, 2020. In accordance with this guideline, SLF Inc. manages its capital in a manner commensurate with its risk profile and control environment, and SLF Inc.'s regulated subsidiaries comply with the capital adequacy requirements imposed in the jurisdictions in which they operate. SLF Inc.'s consolidated capital position is above its internal target. As at December 31, 2020, SLF Inc.'s LICAT ratio was 147%. For additional information, refer to section F - Financial Strength in this document.
Sun Life Assurance
Sun Life Assurance, SLF Inc.'s principal operating life insurance subsidiary in Canada, was subject to OSFI's LICAT guideline as at December 31, 2020. With a LICAT ratio of 127% as at December 31, 2020, Sun Life Assurance's capital ratio is well above OSFI's supervisory ratio of 100% and regulatory minimum ratio of 90%. The LICAT guideline uses a risk-based approach for measuring specific life insurer risks and for aggregating the results to calculate the amount of a life insurer's regulatory required capital to support these risks. Certain of these risk components, along with available capital, are sensitive to changes in equity markets and interest rates as outlined in the section J - Risk Management of this document. For additional information, refer to section F - Financial Strength in this document.

The following table shows the components of Sun Life Assurance's LICAT ratio for 2020 and 2019.
Sun Life Assurance LICAT Ratio

($ millions)	2020	2019
Capital resources
Retained earnings and contributed surplus	14,630	13,731
Adjusted accumulated other comprehensive income	1,397	1,226
Common and preferred shares	5,945	5,945
Innovative capital instruments and subordinated debt	350	350
Other	229	45
Less:
Goodwill	2,393	2,433
Non-life investments and other	2,350	2,348
Available capital	17,808	16,516
Surplus allowance and eligible deposits	10,575	9,359
Total Capital resources	28,383	25,875
Capital requirements
Credit, market and insurance risks	22,353	20,223
Less: Diversification and other credits	4,106	4,010
Segregated fund guarantee risk	904	906
Operational risk	2,054	1,785
Total before scalar	21,205	18,904
Base solvency buffer (Total before scalar x 1.05)	22,265	19,849
LICAT ratio	127%	130%

Foreign Life Insurance Companies
Foreign subsidiaries and foreign operations of SLF Inc. must comply with local capital or solvency requirements in the jurisdictions in which they operate. Our operations maintained capital levels above the minimum local regulatory requirements during 2020 and 2019. Additional information
42    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

on capital and regulatory requirements for our foreign subsidiaries and foreign operations is provided in SLF Inc.'s AIF under the heading Regulatory Matters.

In the U.S., as at December 31, 2020, we have two internal reinsurance arrangements with affiliated reinsurance companies, in Delaware and Michigan, relating to our closed block of individual universal life insurance products with no-lapse guarantee benefits issued in the U.S. The Delaware reinsurance structure was established in 2013 and finances excess U.S. statutory reserves for certain universal life policies issued between January 2000 and February 2006. The financing of U.S. statutory reserve requirements in excess of those required under IFRS for the Delaware reinsurance company is supported by a guarantee from SLF Inc. The Michigan reinsurance structure was established in 2007 for certain policies issued between March 2006 and December 2008. The entity was redomesticated from Vermont to Michigan in 2020. Under the Michigan reinsurance structure, the related excess U.S. statutory reserve requirements are similarly supported by a guarantee from SLF Inc.
3. Shareholder Dividends
The declaration, amount and payment of dividends by SLF Inc. is subject to the approval of our Board and is dependent on our results of operations, our reported net income, financial condition, cash requirements and contractual restrictions. Capital management activities, as well as regulatory considerations and macro-economic factors including the economic outlook for the jurisdictions in which we do business, are also considered along with other factors. The Board reviews the level of dividends on a quarterly basis.

A regular and appropriate level of dividend payout and growth provides a stable source of return to common shareholders.

We target a dividend payout ratio of between 40% and 50% based on underlying net income, except where circumstances and the factors noted above would suggest a different ratio.

During 2020, our dividend payout ratio to common shareholders based on our reported net income was 54% and on an underlying net income basis was 40%.

Total common shareholder dividends declared in 2020 were $2.200 per share, compared to $2.100 in 2019.

On March 13, 2020, OSFI set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being.

Dividends declared

Amount per share	2020	2019	2018
Common shares	2.200	2.100	1.905
Class A preferred shares
Series 1	1.187500	1.187500	1.187500
Series 2	1.200000	1.200000	1.200000
Series 3	1.112500	1.112500	1.112500
Series 4	1.112500	1.112500	1.112500
Series 5	1.125000	1.125000	1.125000
Series 8R(1)(2)	0.512500	0.568800	0.568800
Series 9QR(3)	0.583985	0.772500	0.656200
Series 10R(1)(4)	0.710500	0.710500	0.710500
Series 11QR(5)	0.774505	0.962500	0.846200
Series 12R(1)(6)	0.951500	0.951500	0.951500

(1)    On the earliest redemption date and every five years thereafter, the dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class A shares is: Series 8R - 1.41%, Series 10R - 2.17% and Series 12R - 2.73%. On the earliest redemption date and every five years thereafter, holders will have the right, at their option, to convert their shares into the series that is one number higher than their existing series.
(2)    The dividend rate was reset on June 30, 2020 to a fixed annual dividend rate of 1.825% until the earliest redemption date June 30, 2025.
(3)    Holders of the Series 9QR Shares are entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 1.41%. Holders of the Series 9QR Shares will have the right, at their option, to convert their Series 9QR Shares into Series 8R Shares on June 30, 2025 and on June 30 every five years thereafter.
(4)    The dividend rate was reset on September 30, 2016 to a fixed annual dividend rate of 2.842% until the earliest redemption date September 30, 2021.
(5)    Holders of the Series 11QR Shares are entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.17%. Holders of the Series 11QR Shares will have the right, at their option, to convert their Series 11QR Shares into Series 10R Shares on September 30, 2021 and on September 30 every five years thereafter.
(6)    The dividend rate was reset on December 31, 2016 to a fixed annual dividend rate of 3.806% until the earliest redemption date December 31, 2021.

4. Principal Sources and Uses of Funds
Our primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Excess cash flows generated from operating activities are generally invested to support future payment requirements. We also raise funds from time to time, through borrowing and issuing of securities, to finance growth, acquisitions or other needs.
Management’s Discussion and Analysis         Sun Life Financial Inc.     December 31, 2020    43

As at December 31, 2020, we maintained net cash, cash equivalents and short-term securities totaling $13.5 billion. In addition to providing for near-term funding commitments, cash, cash equivalents and short-term securities include amounts that support short-term payment obligations.
Net cash, cash equivalents and short-term securities increased by $4.0 billion in 2020 compared to 2019. The table below outlines our principal sources and uses of cash.

($ millions)	2020	2019
Net cash provided by operating activities	7,253	2,474
Net cash provided by (used in) investing activities	(886)	(430)
Net cash provided by (used in) financing activities	(2,312)	(2,363)
Changes due to fluctuations in exchange rates	(92)	(190)
Increase (decrease) in cash and cash equivalents	3,963	(509)
Net cash and cash equivalents, beginning of year	6,685	7,194
Net cash and cash equivalents, end of year	10,648	6,685
Short-term securities, end of year	2,873	2,860
Net cash, cash equivalents and short-term securities, end of year	13,521	9,545

5. Liquidity
We generally maintain an overall asset liquidity profile that exceeds requirements to fund insurance contract liabilities under prescribed adverse liability demand scenarios. To strengthen our liquidity further, we actively manage and monitor our:
•Capital levels
•Asset levels
•Matching position
•Diversification and credit quality of investments
•Cash forecasts and actual amounts against established targets

We are subject to various regulations in the jurisdictions in which we operate. The ability of SLF Inc.'s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.

SLF Inc. and its wholly-owned holding companies had $3.1 billion in cash and other liquid assets as at December 31, 2020. See section F - Financial Strength in this document for more information.

We maintain various credit facilities for general corporate purposes, as set out in the table below. Unless otherwise noted, all amounts are in Canadian dollars.

($ millions)	December 31, 2020					December 31, 2019
Credit Facility	Amount		Utilized		Expiry	Amount		Utilized		Expiry
Committed	US	$400	US	$12	2022	US	$400	US	$2	2021
Committed	US	$1,000	US	$266	2021	US	$600	US	$56	2021
Uncommitted	US	$100	US	$—	n/a	US	$100	US	$74	n/a
Uncommitted		$228		$97	n/a		$227		$105	n/a
Uncommitted	US	$25	US	$7	n/a	US	$25	US	$7	n/a

The agreements relating to our committed credit facilities contain typical covenants for investment grade companies regarding solvency, credit ratings and financial strength, all of which were met as at December 31, 2020. These covenants include, but are not limited to, the maintenance of total equity by SLF Inc. of at least $12 billion, tested as of the last day of each fiscal quarter. SLF Inc.'s total equity was $25.9 billion as at December 31, 2020.

Our failure to comply with the covenants under the committed credit facility would, subject to grace periods in the case of certain covenants, result in an event of default. This could require us to repay any outstanding borrowings or to cash collateralize letters of credit under the facility. A failure by SLF Inc. (or any of its subsidiaries) to pay an obligation due for an amount exceeding $250 million would also result in an event of default under the committed credit facility described above.

Based on our historical cash flows and liquidity management processes, we believe that the cash flows from our operating activities will continue to provide sufficient liquidity for us to satisfy debt service obligations and to pay other expenses as they fall due.
44    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

J. Risk Management
1. Risk Management Framework
The Company has an established Risk Management Framework ("Risk Framework") approved by the Board that prescribes a comprehensive set of protocols and programs that need to be followed in conducting business activities. The risks that arise when providing products and services to Clients, which are in line with our Purpose to help our Clients achieve lifetime financial security and live healthier lives, are managed within these protocols and programs. Effective risk management is critical to the overall profitability, competitive market positioning and long-term financial viability of the Company. While all risks cannot necessarily be eliminated or known with certainty, the Risk Framework seeks to ensure that risks to a business undertaking are appropriately managed to achieve the Company's business objectives over time and are not expected to exceed pre-established boundaries for risk taking. The Risk Framework, corporate strategy and business objectives are all aligned and risk management protocols and programs are embedded within every business segment.

Risk Management Framework
Risk Governance and Accountabilities
Risk Universe
Risk Appetite
Risk Management Policies
Risk Management Process
Identify
Measure
Manage
Monitor
Report
Three Lines of Defence Model
First Line
Business
Second Line
Oversight & Challenge
Third Line
Independent Assurance
Risk Culture
Tone from the Top
Transparency
Challenge
Incentives
Communication
Accountability

Management’s Discussion and Analysis         Sun Life Financial Inc.     December 31, 2020    45

2. Risk Governance and Accountabilities
Our Risk Framework sets out lines of responsibility and authority for risk-taking, governance and control. These governance requirements are summarized below.

Risk Management Governance Structure

The Board and Management Committees as well as the risks that they oversee are highlighted below.

Board Governance and Oversight

Business and Strategic Risk	Credit Risk	Market Risk	Insurance Risk	Liquidity Risk	Operational Risk
Board of Directors					
Risk Committee	Risk Committee Governance, Investment & Conduct Review Committee	Risk Committee	Risk Committee	Risk Committee	Risk Committee Audit Committee Management Resources Committee Governance, Investment & Conduct Review Committee

Senior Management Committee Governance and Oversight

Business and Strategic Risk	Credit Risk	Market Risk	Insurance Risk	Liquidity Risk	Operational Risk
Executive Risk Committee					
Executive Risk Committee	Investment & Credit Risk Committee	Corporate Asset Liability Management Committee	Insurance Risk Committee	Corporate Asset Liability Management Committee	Operational Risk & Compliance Committee

Business Group Risk and Oversight

Board of Directors
The Board is responsible for ensuring the governance of all risks across the enterprise and has primary responsibility for taking action to ensure risk management policies, programs and practices are in place. By approving our Risk Framework and the Risk Appetite Policy and providing ongoing oversight of the risk management programs, the Board monitors that significant risks are appropriately identified and managed. The Board oversees business and strategic risk through review and approval of the business and strategic plans, and regularly discusses key themes, issues and risks emerging in connection with the design or implementation of these plans. The Board also monitors risk management activities of our subsidiaries and risks posed to the Company through its joint venture arrangements.

The Risk Committee is a standing committee of the Board whose primary functions are to assist the Board with oversight of the management of current and emerging risks enterprise-wide, and of the risk management function to ensure that management has in place policies, processes and controls designed to identify and effectively manage the significant risks to which the Company is exposed and has sufficient capital to underpin those risks. The Risk Committee regularly monitors the Company's risk profile to ensure it is within the agreed risk appetite and that the Company's capital position is in compliance with regulatory capital requirements, and monitors and recommends to the Board for approval, the specific risk limits allocated to the businesses and the annual Capital Plan. The Risk Committee meets with senior business and functional leaders who have first-hand knowledge of risks and the risk management programs, oversees the effectiveness of the risk management function, and obtains reports from Internal Audit on the effectiveness of risk controls within the business and risk function. It reviews and approves all risk management policies and reviews compliance with those policies. In addition, where the Board has allocated oversight of specific risk management programs to other committees of the Board ("Board Committees"), the Risk Committee is tasked with providing the Board with an integrated view of oversight of all risk management programs across all Board committees.

The Governance, Investment & Conduct Review Committee of the Board is responsible for assisting the Board in: reviewing and monitoring the Company's Investment Plan and investment performance; overseeing investment practices, procedures and controls related to the management of the general fund investment portfolio; and reviewing and approving transactions, either separately or jointly with the Risk Committee, where the acquisition of individual investments for the General Account would, on their own, exceed certain limits or ranges in the Investment and Credit Risk Management Policy. The Governance, Investment & Conduct Review Committee is also responsible for developing effective corporate governance guidelines and processes including policies and processes to sustain ethical behaviour, and developing processes to assess the effectiveness of the Board and its Committees. In addition, the Governance, Investment & Conduct Review Committee oversees compliance with legal and regulatory requirements and the identification and management of compliance risk.

46    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

The Audit Committee of the Board is responsible for assisting the Board in overseeing the integrity of financial statements and related information provided to shareholders and others, compliance with financial regulatory requirements, adequacy and effectiveness of the internal controls implemented and maintained by management, and assessing the qualifications, independence and performance of the external auditor.

The Management Resources Committee of the Board is responsible for assisting the Board in ensuring the Company has the leadership resources for succession of senior executive positions and programs to effectively attract, retain, develop and reward executives for achieving our strategic objectives. The Management Resources Committee reviews the design, approval and governance of material incentive programs to ensure that these incentive programs do not encourage excessive risk taking, and reviews the implications of key enterprise risks, including human resources risks, on compensation design and human resources practices. In addition, the Management Resources Committee reviews and makes recommendations to the Board with respect to compensation matters, including the remuneration of executives who have a material impact on the risk exposure of the Company.
Senior Management Committees
The Executive Risk Committee ("ERC") provides executive management oversight of the Company's enterprise risk management activities. This includes the review and articulation of the risk appetite, review that the risk profile is within the agreed risk appetite and policies, processes and controls are in place to identify and effectively manage the significant risks in accordance with the risk appetite and the overall objective of promoting a balanced business and product model to achieve agreed upon risk-adjusted returns and allocate capital accordingly.

The Investment & Credit Risk Committee is responsible for reviewing matters related to the management of the Company's general fund assets which includes providing oversight and direction on the current and potential credit and investment risk exposures facing the Company and mitigating strategies to ensure that effective credit risk management practices and controls are in place.

The Corporate Asset Liability Management Committee is responsible for providing executive oversight and direction for the effective measurement, control and management of the market and liquidity risks in the design and operation of general fund investment strategies for efficiently discharging the Company's general fund liabilities.

The Operational Risk & Compliance Committee is responsible for providing oversight of the Company's operational and compliance risk management practices, current and emerging operational risk exposures, and the processes to ensure ongoing identification of significant operational and compliance risks facing the Company.

The Insurance Risk Committee is responsible for providing oversight and direction on insurance risk exposures facing the Company and to ensure that effective insurance risk management practices and controls are in place. This includes reviewing the current and projected insurance risk profile against limits; engaging in review of topical insurance, reinsurance and underwriting risk issues; and reviewing and recommending changes to the insurance risk measurement methodology to the ERC.
Accountabilities
Primary accountability for risk management is delegated by the Board to our Chief Executive Officer ("CEO"), and the CEO further delegates responsibilities throughout the Company through management authorities and responsibilities. The CEO delegates accountability for the various classes of risk management to our executive officers, who are accountable for ensuring that the management of risks in the scope of their business accountability is in accordance with the Board-approved Risk Framework, Risk Appetite Policy and risk management policies.
3. Risk Universe
As a large financial services organization operating in a complex industry, the Company encounters a variety of risks and uncertainties. We face risks in formulating our business strategy and business objectives, in carrying on our business activities in the pursuit of our strategy and objectives, and from external factors such as changes in the economic, political, competitive, regulatory and environmental landscapes. We are subject to financial and insurance risks that are connected to our liabilities and with the management and performance of our assets, including how we match returns from assets with the payment of liabilities to our Clients. Each of these risks is also considered from the perspective of different types of uncertainties under which either the outcomes and/or their probabilities of occurrence are unknown. The Risk Framework covers all risks and these have been grouped into six major categories: credit, market, insurance, business and strategic, operational and liquidity risks. The Risk Framework sets out the key risk management processes in the areas of risk: appetite, identification, measurement, management, monitoring and reporting. The Risk Framework sets out both qualitative and quantitative measures and processes to control the risk the Company will bear in respect of each of these categories of risk and in aggregate.
4. Risk Appetite
Our Risk Appetite Policy defines the amount and type of risk we are willing to accept in pursuit of our business objectives, and is approved by the Board. It is forward-looking and our strategic plan, capital plan, business plan and business objectives are established within its boundaries.

The Company's risk appetite seeks to balance the various needs, expectations, risk and reward perspectives and investment horizons of key stakeholders. In particular, our risk appetite supports the pursuit of shareholder value while ensuring that the Company's ability to pay claims and fulfill policyholder commitments is not compromised.
The Company's risk appetite is the primary mechanism to communicate its risk philosophy and the boundaries of permissible risk-taking across the enterprise. It ensures that business activities are assessed against performance criteria that are appropriately risk-adjusted. Our risk appetite supports the objective of maintaining adequate capital, managing return on equity, managing earnings volatility, managing long-term profitability and managing liquidity. To accomplish this, our risk appetite includes a wide array of qualitative and quantitative standards that reflect the Company's overall risk management principles and values.

We generally accept diversifiable risks and utilize risk pooling to create portfolios with relatively low liability volatility. We take risk where we have internal expertise such as actuarial, underwriting, claims management, investment or distribution or where reinsurance partners are able to
Management’s Discussion and Analysis         Sun Life Financial Inc.     December 31, 2020    47

supplement our internal expertise. We prefer risks where it is possible to diversify across various segments including products, geographies, distribution channels or asset classes in order to maximize diversification opportunities.

Our Risk Appetite Policy sets out specific constraints which define the aggregate level of risk that the Company is willing to accept. We translate our risk appetite constraints into specific risk limits by risk class and business segment. Our risk profile is measured, managed and monitored regularly to ensure that we operate within our risk appetite. Our risk appetite limits are reviewed periodically to reflect the risks and opportunities inherent in our evolving business strategies and operating environment.
5. Risk Management Policies
In order to support the effective communication, implementation and governance of our Risk Framework, we have codified our processes and operational requirements in a comprehensive series of risk management policies and operating guidelines. These policies and guidelines promote the application of a consistent approach to managing risk exposures across our global business platform. The Board and Board Committees regularly review and approve significant changes to the risk management policies and regularly review management's reporting and attestation on compliance to these policies.
6. Risk Management Process
The risk management process as set out in our Risk Framework is described below:
Risk Identification and Measurement
All business segments employ a common approach to identify and measure risks. Business segments have accountability for identifying and managing risks facing their business. We have a process to identify and monitor emerging risks that may have a material impact on our finances, operations or reputation. We evaluate potential correlations and inter-connections between various risk events and categories, and monitor emerging risks, regulatory and rating agency requirements, and industry developments.

Risk measurement involves determining and evaluating potential risk exposures, and includes a number of techniques such as monitoring key risk indicators, assessing probability and severity of risks, and conducting stress testing.

A robust stress testing program is an essential component of the Company's Risk Framework used to measure, monitor and mitigate the Company's risk exposures and to ensure ongoing capital adequacy under plausible stress events. Stress testing is performed on key metrics such as earnings, regulatory capital ratios and liquidity to identify and monitor potential vulnerabilities to key risk drivers and ensure that the Company is operating within its risk appetite.

We develop and test a range of scenarios based on our internal assessment and regulatory guidance. Sensitivity testing is conducted on a regular basis and measures the earnings and regulatory capital impact from changes in underlying risk factors. Sensitivity testing is performed for individual risks and for consolidated risk exposures at different levels of stress and at various levels of aggregation. Scenario testing involves changes to a number of risk factors to assess the impact of and interaction between these risk factors. These scenarios include integrated scenario testing, reverse scenario testing and key assumption sensitivity testing. We also use the Financial Condition Testing ("FCT") process, as prescribed by the Canadian Institute of Actuaries, to satisfy requirements under the Canadian insurance Company Act, and OSFI regulations, to annually stress test capital.
Risk Management, Monitoring and Reporting
Risk management decisions are formed by evaluating how well the outcomes of the risk measurements and risk assessments for a business activity conform to our risk appetite, including an assessment of risk-adjusted return.

Monitoring processes include oversight by the Board, which is exercised through Board Committees and senior management committees described in the Risk Governance and Accountabilities section in this document.

Senior management committees, Board Committees and the Board regularly review reports that summarize our risk profile, including the exposures across our principal risks, any changes in risk trends, forward-looking view of risks and emerging risks. These committees also review the effectiveness of the mitigation strategies presented in the reports. On a regular basis, the Board and the Board Committees review and approve any significant changes to key policies for the management of risk and review compliance with these policies.
7. Three Lines of Defence
The Company has adopted the Three Lines of Defence ("LOD") model to provide a consistent, transparent and clearly documented allocation of accountability and segregation of functional responsibilities. This segregation of responsibility helps to establish a robust control framework that promotes transparent and independent challenge of all risk taking activities, and that encourages all functions to engage in self-critical examination to foster continuous improvement of the management of risk in our business.

The first line of defence is represented by the business segment management who own the risks that are intrinsic to the business and have the primary responsibility to identify, measure, manage, monitor and report these risks. Some of the first LOD risk related responsibilities include:
•Identification of key and emerging risks;
•Manage, measure, monitor and report on risk within their business operations;
•Accountability for business results and the risks taken to achieve those results; and
•Operating within risk appetite and according to risk management policies.

The second line of defence includes the Chief Risk Officer ("CRO") and various functional heads who are responsible for providing independent oversight of our Company-wide risk management programs. The CRO is responsible for developing our Risk Framework and Risk Appetite Policy, and
48    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

for overseeing the development and implementation of risk management strategies aimed at optimizing the risk-return profile of the Company. The CRO is supported by a network of business segment risk officers. The functional heads support the CRO in the implementation and communication of our Risk Framework and Risk Appetite Policy. Some of the key second LOD risk related responsibilities include:
•Establishment of the risk management framework and policies;
•Providing oversight and effective independent challenge of first line current and emerging risks; and
•Independent reporting to senior management committees and the Board on the level of risk appetite.

The third line of defence responsibilities are distinct from first and second LOD responsibilities. The Internal Audit function is the third LOD and is responsible for providing independent assurance to management, the Audit Committee, the Risk Committee and OSFI on the design and operational effectiveness of the risk management practices and internal controls carried out by first LOD and second LOD. Internal Audit provides a quarterly opinion on the effectiveness of internal controls, risk management and governance processes to the Risk Committee. In addition, the Risk Committee may engage third-party independent reviews to supplement the third LOD review of the effectiveness of the Company's risk management programs.
8. Risk Culture and Philosophy
We have built a strong corporate culture on a foundation of ethical behaviour, high business standards, integrity and respect. The Board establishes the "tone from the top" and is accountable to ensure that the CEO and senior management create and sustain a culture of integrity throughout the organization. We work together through our focus on diversity, inclusion and sustainability to fulfill our Purpose of helping our Clients to achieve lifetime financial security and to live healthier lives.

Risk culture relates to how we behave and respond, in addition to the requirements we set. It enables and rewards taking the right risks in an informed manner. It enables effective challenge and transparency regarding risks and outcomes without fear of reprisal. It drives us to understand Client needs and preferences so that we can act in their best interests. In order to support employees in fulfilling their role, we have taken action to ensure our risk protocols and procedures are well defined and embedded in our day-to-day business activities, assess that appropriate resources and training are provided, establish and communicate a common risk philosophy and a high bar for integrity and conduct, and encourage every employee to openly identify risk exposures and communicate escalating risk concerns. The following six elements support our Risk Culture:
•Establishing tone from the top;
•Encouraging transparency in risk-taking;
•Performing effective challenge in conducting business decisions;
•Aligning incentives and risk management practices;
•Effectively communicating the risk culture expectations; and
•Establishing clear accountabilities.

A key premise of our culture is that all employees have an important role to play in managing the Company's risks. Risk Management is embedded in the Company's culture, which encourages ownership and responsibility for risk management at all levels. Our compensation programs are aligned to the organization's risk management practices through our governance structure for the design and approval of incentive compensation plans and processes used to support the alignment of compensation and risk management. We continuously reinforce and embed the culture through communication and training on risk culture elements at various forums and across various levels through training on the Code of Conduct annually, reinforcing accountability through performance reviews and compensation, and through defining roles, responsibilities and expectations in the risk management policies.

The Company's risk philosophy includes the following core principles:
Strategic Alignment
Our corporate strategy and business objectives are required to be established within the boundaries set out in the Risk Framework and the Risk Appetite Policy. This requires us to consider whether a business activity will result in a risk profile that we are willing to accept and which we are prepared to manage. We have established a range of explicit risk appetite limits and control points for credit, market, insurance, operational and liquidity risks. Business and strategic risk is managed through our strategic and business planning process and through controls over the implementation of these strategic and business plans. Risks associated with activities outside our risk appetite or outside the acceptable defined risks are avoided.
Stakeholder Interests
Our Risk Appetite Policy considers the interests of a large number of key stakeholders, including Clients, policyholders, shareholders, debt-holders, employees, regulators, distributors, rating agencies and other capital markets participants. The policy describes how to balance the needs, expectations, risk and reward perspectives, and investment horizons of these different stakeholders.

Effective risk management requires that objectives and incentives be aligned to ensure management's decisions are consistent with the Company's risk philosophy and risk appetite. To ensure this, the business plans and strategies are independently tested to ensure that they operate within the boundaries and requirements set out in the Risk Framework and the Risk Appetite Policy, and the results of this testing are reported to the Board. Compensation programs for employees are approved by the Board and the Board Committees and are aligned with the Company's risk philosophy, values, business and risk management strategies, and the long-term interests of stakeholders. In establishing annual performance objectives, we consider risk management goals to ensure that business decisions are consistent with the desired risk and return profile of the Company.
Capability Alignment
We seek out profitable risk-taking opportunities in those areas where we have established risk management skills and capabilities. Conversely, we endeavour to avoid or transfer risks that are beyond our risk-taking capability. Our ability to measure and evaluate risks, the quality of our risk governance and control environment, the depth and quality of our risk responses and the robustness of our pricing strategies are particularly important capabilities that we assess.
Management’s Discussion and Analysis         Sun Life Financial Inc.     December 31, 2020    49

Portfolio Perspective
In evaluating a particular risk, consideration is given to a portfolio perspective of risk and return including the explicit recognition of the impacts of diversification and concentration and how different risks interact with each other. This perspective is extended to the development of risk mitigation and pricing strategies, recognizing that often the most cost-effective way of managing risk involves utilizing available relationships already inherent in our business.
Risk-Adjusted Returns
The financial return metrics which are used to assess business activities are required to be risk-adjusted. Financial return metrics are developed in consideration of the constraints set out in the Risk Appetite Policy, and reflect the expected costs of mitigation and the cost of risk capital required to support the risk taking activity.
Culture
Culture is the sum of the shared assumptions, values and beliefs that create the unique character of an organization. Our company culture encourages behaviour aligned with goals for long-term value creation. It defines the appropriate behaviour for any given situation, governs the interaction with Clients and affects how employees identify with the organization. Our company culture has significant potential to impact our risk profile. An organization's culture impacts its ability to create value and to protect value. Maintaining the right balance of risk-taking and risk control activities is a key organizational capability and fundamental to our long-term sustainable success.
9. Risk Categories

The shaded text and tables in the following section of this MD&A represent our disclosure on credit, market and liquidity risks in accordance with IFRS 7 Financial Instruments - Disclosures and includes a discussion on how we measure risk and our objectives, policies and methodologies for managing these risks. The shaded text and tables represent an integral part of our audited annual Consolidated Financial Statements for the year ended December 31, 2020. The shading in this section does not imply that these disclosures are of any greater importance than non-shaded tables

and text, and the Risk Management disclosure should be read in its entirely.	This information should be considered carefully together with other information in this MD&A and in the 2020 AIF, our Consolidated Financial Statements and other reports and materials that we file with securities regulators.

In this section, segregated funds include segregated fund guarantees, variable annuities and investment products, and includes Run-off reinsurance in Corporate.
Our Risk Framework has grouped all risks into six major risk categories: market, insurance, credit, business and strategic, operational and liquidity risks.
i. Market Risk
Risk Description
We are exposed to financial and capital market risk, which is defined as the risk that the fair value or future cash flows of an insurance contract or financial instrument will fluctuate because of changes or volatility in market prices. Market risk includes equity, interest rate and spread, real estate and foreign currency risks.
Market Risk Management Governance and Control
We employ a wide range of market risk management practices and controls as outlined below:
•Market risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
•Risk appetite limits have been established for equity, interest rate, real estate and foreign currency risks.
•Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk limits.
•Comprehensive asset-liability management and hedging policies, programs and practices are in place.
•Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
•Product Design and Pricing Policy requires a detailed risk assessment and pricing provisions for material risks.
•Stress-testing techniques, such as FCT, are used to measure the effects of large and sustained adverse market movements.
•Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
•Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

Specific market risks and our risk management strategies are discussed below in further detail.
Equity Risk
Equity risk is the potential for financial loss arising from declines or volatility in equity market prices. We are exposed to equity risk from a number of sources. A portion of our exposure to equity risk arises in connection with benefit guarantees on segregated fund products. These benefit guarantees may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors, including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

We generate revenue in our asset management businesses and from certain insurance and annuity contracts where fees are levied on account balances that are affected directly by equity market levels. Accordingly, we have further exposure to equity risk as adverse fluctuations in the market value of such assets will result in corresponding adverse impacts on our revenue and net income. In addition, declining and volatile equity markets may have a negative impact on sales and redemptions (surrenders) in these businesses, and this may result in further adverse impacts on our net income and financial position.
50    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

We also have direct exposure to equity markets from the investments supporting other general account liabilities, surplus, and employee benefit plans. These exposures fall within our risk-taking philosophy and appetite, and are therefore generally not hedged.

Interest Rate and Spread Risk
Interest rate and spread risk is the potential for financial loss arising from changes or volatility in interest rates or spreads when asset cash flows and the policy obligations they support are not matched. This may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows in unfavourable interest rate or spread environments. The impact of changes or volatility in interest rates or spreads is reflected in the valuation of our financial assets and liabilities for insurance contracts.

Our primary exposure to interest rate and spread risk arises from certain general account products and segregated fund contracts which contain investment guarantees in the form of minimum crediting rates, guaranteed premium rates, settlement options and benefit guarantees. If investment returns fall below guaranteed levels, we may be required to increase liabilities or capital in respect of these contracts. The guarantees attached to these products may be applicable to both past premiums collected and future premiums not yet received. Segregated fund contracts provide benefit guarantees that are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. These products are included in our asset-liability management program and the residual interest rate exposure is managed within our risk appetite limits.

Declines in interest rates or narrowing spreads can result in compression of the net spread between interest earned on investments and interest credited to policyholders. Declines in interest rates or narrowing spreads may also result in increased asset calls, mortgage prepayments, and net reinvestment of positive cash flows at lower yields, and therefore adversely impact our profitability and financial position. Negative interest rates may additionally result in losses on our cash deposits and low or negative returns on our fixed income assets impacting our profitability. In contrast, increases in interest rates or a widening of spreads may have a material impact on the value of fixed income assets, resulting in depressed market values, and may lead to lower LICAT ratios or losses in the event of the liquidation of assets prior to maturity.

Significant changes or volatility in interest rates or spreads could have a negative impact on sales of certain insurance and annuity products, and adversely impact the expected pattern of redemptions (surrenders) on existing policies. Increases in interest rates or widening spreads may increase the risk that policyholders will surrender their contracts, potentially forcing us to liquidate assets at a loss and accelerate recognition of certain acquisition expenses. While we have established hedging programs in place and our insurance and annuity products often contain surrender mitigation features, these may not be sufficient to fully offset the adverse impact of the underlying losses.

We also have direct exposure to interest rates and spreads from investments supporting other general account liabilities, surplus and employee benefit plans. Lower interest rates or a narrowing of spreads will result in reduced investment income on new fixed income asset purchases. Conversely, higher interest rates or wider spreads will reduce the value of our existing assets. These exposures fall within our risk-taking philosophy and appetite and are therefore generally not hedged.

A sustained low interest rate environment may adversely impact our earnings, regulatory capital requirements and our ability to implement our business strategy and plans in several ways, including:
•Lower sales of certain insurance and wealth products, which can in turn pressure our operating expense levels;
•Shifts in the expected pattern of redemptions (surrenders) on existing policies;
•Higher new business strain reflecting lower new business profitability;
•Reduced return on new fixed income asset purchases, and higher hedging costs;
•The impact of changes in actuarial assumptions;
•Impairment of goodwill; and
•Additional valuation allowances against our deferred tax assets.

Market Risk Sensitivities
We utilize a variety of methods and measures to quantify our market risk exposures. These include duration management, key rate duration techniques, convexity measures, cash flow gap analysis, scenario testing, and sensitivity testing of earnings and regulatory capital ratios versus risk appetite limits.

Our net income(1) is affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Annual Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Annual Consolidated Financial Statements. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases with declining interest rates and decreases with rising interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases with rising equity markets and decreases with declining equity markets. Changes in the market value of AFS assets flow through other comprehensive income (loss) and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the unrealized gains (losses) or the other comprehensive income ("OCI") position at the start of the period plus the change in market value during the current period up to the point of sale for those securities that were sold during the period. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

(1) Net income in section J - Risk Management in this document refers to common shareholders' net income.
Management’s Discussion and Analysis         Sun Life Financial Inc.     December 31, 2020    51

In 2020, we realized $169 million (pre-tax), in net gains on the sale of AFS assets, which excludes net gains of $282 million relating to the impact from the repayment of our senior financing obligation in the third quarter of 2020(1). Including the net gains from the impact of the repayment of our senior financing obligation, we realized $451 million (pre-tax) in net gains on the sale of AFS assets in 2020 ($167 million pre-tax in 2019). The net unrealized (losses) gains or OCI position on AFS fixed income and equity assets were $556 million and $76 million, net of tax, respectively, as at December 31, 2020 ($251 million and $62 million, net of tax, respectively, as at December 31, 2019).

During the fourth quarter of 2020, we realized $20 million (pre-tax), in net gains on the sale of AFS assets ($64 million pre-tax in the fourth quarter of 2019).
Equity Market Sensitivities
The following table sets out the estimated immediate impact on, or sensitivity of, our net income and OCI and Sun Life Assurance's LICAT ratio to certain instantaneous changes in equity market prices as at December 31, 2020 and December 31, 2019.

It is important to note that these estimates are illustrative and performance of our segregated fund dynamic hedging program may differ as actual equity-related exposures vary from broad market indices (the impact of active management, basis risk, and other factors) and higher or lower volatility level than assumed.

As at December 31, 2020 ($ millions, unless otherwise noted)
Change in Equity Markets(1)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(2)(3)	$(400)	$(150)	$150	$300
Potential impact on OCI(3)	$(50)	$—	$—	$50
Potential impact on LICAT(2)(4)	0.0% point change	0.0% point change	0.0% point change	0.5% point decrease

As at December 31, 2019 ($ millions, unless otherwise noted)
Change in Equity Markets(1)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(2)(3)	$(350)	$(150)	$100	$250
Potential impact on OCI(3)	$(50)	$(50)	$50	$50
Potential impact on LICAT(2)(4)	0.5% point decrease	0.0% point change	0.0% point change	0.0% point change

(1) Represents the respective change across all equity markets as at December 31, 2020 and December 31, 2019. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(2) The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at December 31, 2020 and December 31, 2019, and include new business added and product changes implemented prior to such dates.

(3) Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

(4) The LICAT sensitivities illustrate the impact on Sun Life Assurance as at December 31, 2020 and December 31, 2019. LICAT ratios are rounded to the nearest 0.5%.

(1)     Our senior financing obligation related to U.S. statutory regulatory capital requirements for In-force Management. See section K - Additional Financial Disclosure in this document.
52    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

Interest Rate Sensitivities
The following table sets out the estimated immediate impact on, or sensitivity of, our net income and OCI and Sun Life Assurance's LICAT ratio to certain instantaneous changes in interest rates as at December 31, 2020 and December 31, 2019.

Our LICAT sensitivities may be non-linear and can change due to the interrelationship between market rates and spreads, actuarial assumptions and our LICAT calculations.

($ millions, unless otherwise noted)	As at December 31, 2020		As at December 31, 2019
Change in Interest Rates(1)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase
Potential impact on net income(2)(3)(4)	$(100)	$100	$(150)	$50
Potential impact on OCI(3)	$250	$(250)	$250	$(250)
Potential impact on LICAT(2)(5)	3.5% point increase	1.5% point decrease	2.0% point increase	3.0% point decrease

(1) Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2020 and December 31, 2019 with no change to the Actuarial Standards Board ("ASB") promulgated Ultimate Reinvestment Rate ("URR"). Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).

(2) The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at December 31, 2020 and December 31, 2019, and include new business added and product changes implemented prior to such dates.

(3) Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

(4) The majority of interest rate sensitivity, after hedging, is attributed to individual insurance products. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

(5) The LICAT sensitivities illustrate the impact on Sun Life Assurance as at December 31, 2020 and December 31, 2019. LICAT ratios are rounded to the nearest 0.5%. The sensitivities assume that a scenario switch does not occur in the quarter. The December 31, 2020 sensitivities are calculated using a different North America scenario than that used in December 31, 2019.

The above sensitivities were determined using a 50 basis point change in interest rates and a 10% change in our equity markets because we believe that these market shocks were reasonably possible as at December 31, 2020. We have also disclosed the impact of a 25% change in equity markets to illustrate that significant changes in equity market levels may result in other than proportionate impacts on our sensitivities.

Interest rate sensitivities do not include any impact from changes to the ASB promulgated URR. In 2014, ASB made changes to the Canadian actuarial standards of practice with respect to economic reinvestment assumptions used in the valuation of insurance contract liabilities. The changes relate to assumed future interest rates, credit spreads and the use of non-fixed income assets supporting fixed obligations. Based on current assumptions, as at December 31, 2020, our estimated sensitivity to a 15 basis point decrease in the URR would have been a decrease in reported net income of approximately $125 million. The ASB is also considering a change to ultimate credit spreads, the impact of which is expected to be favourable. The actual impact could differ from the Company’s estimate. The statements concerning expected URR and ultimate credit spreads changes are forward-looking.

Credit Spread and Swap Spread Sensitivities
The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds, and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.
The following table sets out the estimated immediate impact on, or sensitivity of, our net income and Sun Life Assurance's LICAT ratio attributable to certain instantaneous changes in credit and swap spreads as at December 31, 2020 and December 31, 2019.

($ millions, unless otherwise noted)	As at December 31, 2020		As at December 31, 2019
Change in Credit Spreads(1)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase
Potential impact on net income(2)	$(125)	$75	$(75)	$50
Potential impact on LICAT(3)	0.5% point decrease	0.5% point increase	0.0% point change	0.5% point decrease

(1) In most instances, credit spreads are assumed to revert to long-term insurance contract liability assumptions generally over a five-year period.
(2) Sensitivities have been rounded to the nearest $25 million.
(3) The LICAT sensitivities illustrate the impact on Sun Life Assurance as at December 31, 2020 and December 31, 2019. The sensitivities assume that a scenario switch does not occur in the quarter. The December 31, 2020 sensitivities are calculated using a different North America scenario than that used at December 31, 2019. LICAT ratios are rounded to the nearest 0.5%.

($ millions, unless otherwise noted)	As at December 31, 2020		As at December 31, 2019
Change in Swap Spreads	20 basis point decrease	20 basis point increase	20 basis point decrease	20 basis point increase
Potential impact on net income(1)	$50	$(50)	$50	$(50)

(1) Sensitivities have been rounded to the nearest $25 million.
Management’s Discussion and Analysis         Sun Life Financial Inc.     December 31, 2020    53

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

LICAT Interest Rate Scenario Switch
The LICAT interest rate risk is assessed under four different interest rate scenarios, and the scenario leading to the highest capital requirement is chosen as the worst scenario. Changes and interaction between the level and term movements in interest rates and credit spreads can shift the interest rate scenario applied in the LICAT calculation causing a discontinuity where capital requirements change materially. However, in April 2020, OSFI updated the LICAT guideline for interest rate risk requirements for participating business to be smoothed over six quarters. As a result, the actual impact to the LICAT ratio from participating business in any quarter will reflect the scenarios from current quarter as well as the prior five quarters and switching from either an adverse or beneficial scenario would have the effect of offsetting the previous impacts over time. It should be noted that the changing of the scenario can also change the direction of the credit spread sensitivities.

In the second quarter of 2020, both SLF Inc. and Sun Life Assurance experienced a switch in the interest rate scenario in North America. In the past, we have communicated that the fully phased-in impact of the discontinuity caused by the scenario switch can be up to four LICAT ratio percentage points. As a result of OSFI’s new methodology for interest rates risk for participating lines of business, the discontinuity has reduced to less than one LICAT percentage point in the current quarter, with the remaining impact coming through over the next three quarters if we remain on the current scenario.
Market Risk Management Strategies
Market risk is managed at all stages during the product life cycle including product design and development, ongoing review and positioning of our suite of products, and ongoing asset-liability management and hedge re-balancing.

We have implemented asset-liability management and hedging programs involving regular monitoring and adjustment of market risk exposures using assets, derivative instruments and repurchase agreements to maintain market risk exposures within our risk appetite. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors including changes in interest rates, increased volatility in capital markets, and changes in the general market and regulatory environment within which these hedging programs operate. In particular, regulations for OTC derivatives could impose additional costs and could affect our hedging strategy. In addition, these programs may themselves expose us to other risks.

Our market risk management strategies are developed based on policies and operating guidelines at the enterprise level, business segment level and product level. Liabilities having a similar risk profile are grouped together and a customized investment and hedging strategy is developed and implemented to optimize return within our risk appetite limits.

In general, market risk exposure is mitigated by the assets supporting our products. This includes holdings of fixed income assets such as bonds and mortgages. Derivative instruments may supplement these assets to reduce the risk from cash flow mismatches and mitigate the market risk associated with liability features and optionality. The following table sets out the use of derivatives across a number of our products as at December 31, 2020.
Asset-Liability Management Applications for Derivative Usage
The primary uses of derivatives are set out in the table below.

Products/Application	Uses of Derivative	Derivatives Used
General asset-liability management - interest rate risk exposure for most insurance and annuity products	To manage the sensitivity of the duration gap between assets and liabilities to interest rate changes	Interest rate swaps, swaptions, floors and bond futures
Guarantees on insurance and annuity contracts - minimum interest rate guarantees, guaranteed surrender values and guaranteed annuitization options	To limit potential financial losses from significant reductions in asset earned rates relative to contract guarantees	Interest rate swaps, swaptions, floors and bond futures
Segregated fund guarantees	To manage the exposure of product guarantees sensitive to movement in equity market and interest rate levels and currency fluctuations	Put options, call options, futures and swaps on equity indices, interest rate swaps and bond futures, and foreign exchange forwards
Currency exposure in relation to asset-liability management	To reduce the sensitivity to currency fluctuations by matching the value and cash flows of specific assets denominated in one currency with the value and cash flows of the corresponding liabilities denominated in another currency	Currency swaps and forwards
Credit exposure	To replicate credit exposures and enhance investment returns	Credit default swaps
General Account Insurance and Annuity Products
Most of our expected sensitivity to changes in interest rates and about two-thirds of our expected sensitivity to changes in equity markets are derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

54    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features, the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income assets, interest rate swaps, and swaptions.
Segregated Fund Guarantees
Approximately one-quarter of our equity market sensitivity and a small amount of interest rate risk sensitivity as at December 31, 2020 are derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided for our segregated fund products by business group.
Segregated Fund Risk Exposures

December 31, 2020
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
Canada	12,533	410	10,954	787
Asia	2,003	180	1,975	97
Corporate(4)	2,548	167	964	221
Total	17,084	757	13,893	1,105

December 31, 2019
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
Canada	12,131	362	10,678	505
Asia	2,337	212	2,380	99
Corporate(4)	2,302	207	1,063	228
Total	16,770	781	14,121	832

(1)    The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.
(2)    For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.
(3)     The insurance contract liabilities represent management's provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.
(4)     Corporate includes Run-off reinsurance, a closed block of reinsurance. The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001.
Management’s Discussion and Analysis         Sun Life Financial Inc.     December 31, 2020    55

The movement of the items in the table above from December 31, 2019 to December 31, 2020 primarily resulted from the following factors:
(i)    the total fund values increased due to an increase in equity markets and lower interest rates, which was partially offset by net redemptions from products closed to new business;
(ii)     the total amount at risk decreased due to an increase in equity markets;
(iii)     the total value of guarantees decreased due to net redemptions from products closed to new business; and
(iv)     the total insurance contract liabilities increased due to lower interest rates.
Segregated Fund Hedging
Our hedging programs use derivative instruments to mitigate the interest and equity related exposure of our segregated fund contracts. As at December 31, 2020, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our market risk exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and associated margins.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point decrease in interest rates and a 10% and 25% decrease in equity markets for segregated fund contracts as at December 31, 2020 and December 31, 2019.
Impact of Segregated Fund Hedging

December 31, 2020
($ millions)	Changes in interest rates(3)	Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(150)	(450)
Hedging impact	200	100	350
Net of hedging	—	(50)	(100)
December 31, 2019
($ millions)	Changes in interest rates(3)	Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	10% decrease	25% decrease
Before hedging	(150)	(150)	(400)
Hedging impact	150	100	300
Net of hedging	—	(50)	(100)

(1)    Net income sensitivities have been rounded to the nearest $50 million.
(2)    Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this will result in residual volatility to interest rate and equity market shocks in net income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.
(3)    Represents a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2020 and December 31, 2019, with no change to the ASB promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).
(4)    Represents the change across all equity markets as at December 31, 2020 and December 31, 2019. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Our hedging strategy is applied both at the line of business or product level and at the Company level using a combination of longer-dated put options and dynamic hedging techniques (i.e., frequent re-balancing of short-dated interest rate and equity derivative contracts). We actively monitor our overall market exposure and may implement tactical hedge overlay strategies in order to align expected earnings sensitivities with risk management objectives.
Real Estate Risk
Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from, our investments in real estate. We are exposed to real estate risk and may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A material and sustained increase in interest rates may lead to deterioration in real estate values. An instantaneous 10% decrease in the value of our direct real estate investments as at December 31, 2020 would decrease net income(1) by approximately $275 million ($275 million decrease as at December 31, 2019). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at December 31, 2020 would increase net income by approximately $250 million ($275 million increase as at December 31, 2019).

(1)    Net income sensitivities have been rounded to the nearest $25 million.
56    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

Foreign Currency Risk
Foreign currency risk is the result of mismatches in the currency of our assets and liabilities (inclusive of capital), and cash flows. This risk may arise from a variety of sources such as foreign currency transactions and services, foreign currency hedging, investments denominated in foreign currencies, investments in foreign subsidiaries and net income from foreign operations. Changes or volatility in foreign exchange rates, including a change to currencies that are fixed in value to another currency, could adversely affect our financial condition and results of operations.

As an international provider of financial services, we operate in a number of countries, with revenues and expenses denominated in several local currencies. In each country in which we operate, we generally maintain the currency profile of assets to match the currency of aggregate liabilities and required surplus. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. Foreign currency derivative contracts such as currency swaps and forwards are used as a risk management tool to manage the currency exposure in accordance with our Asset Liability Management Policy. As at December 31, 2020 and December 31, 2019, the Company did not have a material foreign currency risk exposure on a functional currency basis.

Changes in exchange rates can affect our net income and surplus when financial results in functional currencies are translated into Canadian dollars. Net income earned outside of Canada is generally not currency hedged and a weakening in the local currency of our foreign operations relative to the Canadian dollar can have a negative impact on our net income reported in Canadian currency. A strengthening in the local currency of our foreign operations relative to the Canadian dollar would have the opposite effect. Regulatory capital ratios could also be impacted by changes in exchange rates.

Additional Cautionary Language and Key Assumptions Related to Sensitivities
Our market risk sensitivities are measures of our estimated change in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2019 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels, and capital sensitivities to changes in interest rates and equity price levels. The real estate sensitivities are non-IFRS financial measures. For additional information, see section L - Non-IFRS Financial Measures in this document. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate, and LICAT ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market, and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market, and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income, OCI and Sun Life Assurance's LICAT ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at December 31, 2020 and December 31, 2019, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the December 31 calculation dates. The actual impact of hedging activity can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at December 31, 2020 and December 31, 2019, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models, or assumptions (including changes to the ASB promulgated URR) after those dates could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), volatility risk, and increased levels of derivative counterparty credit risk, liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs are intended to mitigate these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly-rated counterparties, and transacting through OTC contracts cleared through central clearing houses, exchange-traded contracts or bilateral OTC contracts negotiated directly between counterparties that include credit support annexes), residual risk, potential reported earnings and capital volatility remain.

For the reasons outlined above, our sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI, and capital. Given the nature of these calculations, we cannot provide assurance that actual impacts will be consistent with the estimates provided.

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Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the sections in this MD&A under the section M - Accounting and Control Matters - 1 - Critical Accounting Policies and Estimates. Additional information on market risk can be found in Note 6 of our 2020 Annual Consolidated Financial Statements and the Risk Factors section in the AIF.
ii. Insurance Risk
Risk Description
Insurance risk is the uncertainty of product performance due to actual experience emerging differently than expected in the areas of policyholder behaviour, mortality, morbidity and longevity. In addition, product design and pricing, expense and reinsurance risks impact multiple risk categories, including insurance risk.
Insurance Risk Management Governance and Control
We employ a wide range of insurance risk management practices and controls, as outlined below:
•Insurance risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
•Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk appetite limits for policyholder behaviour, mortality, morbidity and longevity risks.
•Comprehensive Insurance Risk Policy, guidelines and practices are in place.
•The global underwriting manual aligns underwriting practices with our corporate risk management standards and ensures a consistent approach in insurance underwriting.
•Board-approved maximum retention limits are in place. Amounts issued in excess of these limits are reinsured.
•Detailed procedures, including criteria for approval of risks and for claims adjudication are established and monitored for each business segment.
•Underwriting and risk selection standards and procedures are established and overseen by the corporate underwriting and claims risk management function.
•Diversification and risk pooling is managed by aggregation of exposures across product lines, geography and distribution channels.
•We use reinsurance to limit losses, minimize exposure to significant risks and to provide additional capacity for growth.
•The Insurance Risk Policy and Investment & Credit Risk Policy establish acceptance criteria and protocols to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers.
•Reinsurance counterparty risk is monitored, including annual reporting of reinsurance exposure to the Risk Committee.
•Concentration risk exposure is monitored on group policies in a single location to avoid a catastrophic event occurrence resulting in a significant impact.
•Various limits, restrictions and fee structures are introduced into plan designs in order to establish a more homogeneous policy risk profile and limit potential for anti-selection.
•Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
•The Product Design and Pricing Policy requires detailed risk assessment and pricing provision for material risks.
•Company specific and industry level experience studies and sources of earnings analysis are monitored and factored into valuation, renewal and new business pricing processes.
•Stress-testing techniques, such as FCT, are used to measure the effects of large and sustained adverse movements in insurance risk factors.
•Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
•Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

Our Insurance Risk Policy sets maximum global retention limits and related management standards and practices that are applied to reduce our exposure to large claims. Amounts in excess of the Board-approved maximum retention limits are reinsured. On a single life or joint-first-to-die basis retention limit is $40 million in Canada and US$40 million outside of Canada. For survivorship life insurance, our maximum global retention limit is $50 million in Canada and US$50 million outside of Canada. In certain markets and jurisdictions, retention levels below the maximum are applied. Reinsurance is utilized for numerous products in most business segments, and placement is done on an automatic basis for defined insurance portfolios and on a facultative basis for individual risks with certain characteristics.

Our reinsurance coverage is well diversified and controls are in place to manage exposure to reinsurance counterparties. Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk. This includes performing periodic due diligence on our reinsurance counterparties as well as internal credit assessments on counterparties with which we have material exposure. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, we retain primary responsibility to the policyholders.

Specific insurance risks and our risk management strategies are discussed below in further detail.
Policyholder Behaviour Risk
We can incur losses due to adverse policyholder behaviour relative to the assumptions used in the pricing and valuation of products with regard to lapse of policies or exercise of other embedded policy options.

Uncertainty in policyholder behaviour can arise from several sources including unexpected events in the policyholder's life circumstances, the general level of economic activity (whether higher or lower than expected), changes in the financial and capital markets, changes in pricing and availability of current products, the introduction of new products, changes in underwriting technology and standards, as well as changes in our financial strength or reputation. Uncertainty in future cash flows affected by policyholder behaviour can be further exacerbated by irrational behaviour during times of economic turbulence or at key option exercise points in the life of an insurance contract.

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Various types of provisions are built into many of our products to reduce the impact of uncertain policyholder behaviour. These provisions include:
•Surrender charges that adjust the payout to the policyholder by taking into account prevailing market conditions.
•Limits on the amount that policyholders can surrender or borrow.
•Restrictions on the timing of policyholders' ability to exercise certain options.
•Restrictions on both the types of funds Clients can select and the frequency with which they can change funds.
•Policyholder behaviour risk is also mitigated through reinsurance on some insurance contracts.

Internal experience studies are used to monitor, review and update policyholder behaviour assumptions as needed which could result in updates to policy liabilities.
Mortality and Morbidity Risk
Mortality and morbidity risk is the risk that future experience could be worse than the assumptions used in the pricing and valuation of products. Mortality and morbidity risk can arise in the normal course of business through random fluctuation in realized experience, through catastrophes, as a result of a pandemic, or in association with other risk factors such as product development and pricing or model risk. Adverse mortality and morbidity experience could also occur through systemic anti-selection, which could arise due to poor plan design, or underwriting process failure or the development of investor-owned and secondary markets for life insurance policies.

External factors could adversely affect our life insurance, health insurance, critical illness, disability, long-term care insurance and annuity businesses. Morbidity experience could be unfavourably impacted by external events, such as pandemics, increases in disability claims during economic slowdowns and increases in high medical treatment costs and growth in utilization of specialty drugs. This introduces the potential for adverse financial volatility in our financial results.

Detailed uniform underwriting procedures have been established to determine the insurability of applicants and to manage exposure to large claims. These underwriting requirements are regularly scrutinized against industry guidelines and oversight is provided through a corporate underwriting and claim management function.

Mortality and morbidity concentration risk is the risk of a catastrophic event, such as natural environmental disasters (for example, earthquakes), human-made disasters (for example, acts of terrorism, military actions, and inadvertent introduction of toxic elements into the environment) as well as epidemics that could occur in geographic locations where there is significant insurance coverage. We do not have a high degree of concentration risk to single individuals or groups due to our well-diversified geographic and business mix. The largest portion of mortality risk within the Company is in North America. Individual and group insurance policies are underwritten prior to initial issue and renewals, based on risk selection, plan design, and rating techniques.

The Insurance Risk Policy approved by the Risk Committee includes limits on the maximum amount of insurance that may be issued under one policy and the maximum amount that may be retained. These limits vary by geographic region and amounts in excess of limits are reinsured to ensure there is no exposure to unreasonable concentration of risk.
Longevity Risk
Longevity risk is the potential for economic loss, accounting loss or volatility in earnings arising from adverse changes in rates of mortality improvement relative to the assumptions used in the pricing and valuation of products. This risk can manifest itself slowly over time as socioeconomic conditions improve and medical advances continue. It could also manifest itself more quickly, for example, due to medical breakthroughs that significantly extend life expectancy. Longevity risk affects contracts where benefits or costs are based upon the likelihood of survival and higher than expected improvements in policyholder life expectancy could therefore increase the ultimate cost of these benefits (for example, annuities, pensions, pure endowments, reinsurance, segregated funds, and specific types of health contracts). Additionally, our longevity risk exposure is increased for certain annuity products such as guaranteed annuity options by an increase in equity market levels.

To improve management of longevity risk, we monitor research in the fields that could result in a change in expected mortality improvement. Stress-testing techniques are used to measure and monitor the impact of extreme mortality improvement on the aggregate portfolio of insurance and annuity products as well as our own pension plans.
Product Design and Pricing Risk
Product design and pricing risk is the risk a product does not perform as expected, causing adverse financial consequences. This risk may arise from deviations in realized experience versus assumptions used in the pricing of products. Risk factors include uncertainty concerning future investment yields, policyholder behaviour, mortality and morbidity experience, sales levels, mix of business, expenses and taxes. Although some of our products permit us to increase premiums or adjust other charges and credits during the life of the policy or contract, the terms of these policies or contracts may not allow for sufficient adjustments to maintain expected profitability. This could have an adverse effect on our profitability and capital position.

Our Product Design and Pricing Policy, approved by the Risk Committee, establishes the framework governing our product design and pricing practices and is designed to align our product offerings with our strategic objectives and risk-taking philosophy. Consistent with this policy, product development, design and pricing processes have been implemented throughout the Company. New products follow a stage-gate process with defined management approvals based on the significance of the initiative. Each initiative is subject to a risk assessment process to identify key risks and risk mitigation requirements, and is reviewed by multiple stakeholders. Additional governance and control procedures are listed below:
•Pricing models, methods, and assumptions are subject to periodic internal peer reviews.
•Experience studies, sources of earnings analysis, and product dashboards are used to monitor actual experience against those assumed in pricing and valuation.

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•On experience rated, participating, and adjustable products, emerging experience is reflected through changes in policyholder dividend scales as well as other policy adjustment mechanisms such as premium and benefit levels.
•Limits and restrictions may be introduced into the design of products to mitigate adverse policyholder behaviour or apply upper thresholds on certain benefits.
Expense Risk
Expense risk is the risk that future expenses are higher than the assumptions used in the pricing and valuation of products. This risk can arise from general economic conditions, unexpected increases in inflation, slower than anticipated growth, or reduction in productivity leading to increases in unit expenses. Expense risk occurs in products where we cannot or will not pass increased costs onto the Client and will manifest itself in the form of a liability increase or a reduction in expected future profits.

We closely monitor expenses through an annual budgeting process and ongoing monitoring of any expense gaps between unit expenses assumed in pricing and actual expenses.
Reinsurance Risk
We purchase reinsurance for certain risks underwritten by our various insurance businesses. Reinsurance risk is the risk of financial loss due to adverse developments in reinsurance markets (for example, discontinuance or diminution of reinsurance capacity, or an increase in the cost of reinsurance), insolvency of a reinsurer or inadequate reinsurance coverage.

Changes in reinsurance market conditions, including actions taken by reinsurers to increase rates on existing and new coverage and our ability to obtain appropriate reinsurance, may adversely impact the availability or cost of maintaining existing or securing new reinsurance capacity, with adverse impacts on our business strategies, profitability and financial position. There is an increased possibility of rate increases or renegotiation of legacy reinsurance contracts by our reinsurers, as the global reinsurance industry continues to review and optimize their business models. In addition, changes to the regulatory treatment of reinsurance arrangements could have an adverse impact on our capital position.

We have an Insurance Risk Policy and an Investment & Credit Risk Policy approved by the Risk Committee, which set acceptance criteria and processes to monitor the level of reinsurance ceded to any single reinsurer. These policies also set minimum criteria for determining which reinsurance companies qualify as suitable reinsurance counterparties having the capability, expertise, governance practices and financial capacity to assume the risks being considered. Additionally, these policies require that all agreements include provisions to allow action to be taken, such as recapture of ceded risk (at a potential cost to the Company), in the event that the reinsurer loses its legal ability to carry on business through insolvency or regulatory action. Periodic due diligence is performed on the reinsurance counterparties with which we do business and internal credit assessments are performed on reinsurance counterparties with which we have material exposure. Reinsurance counterparty credit exposures are monitored closely and reported annually to the Risk Committee.

New sales of our products can be discontinued or changed to reflect developments in the reinsurance markets. Rates for our in-force reinsurance treaties can be either guaranteed or adjustable for the life of the ceded policy. In order to diversify reinsurance risk, there is generally more than one reinsurer supporting a reinsurance pool.

Additional information on insurance risk can be found in Note 7 of our 2020 Annual Consolidated Financial Statements and in the Risk Factors section in the AIF.
iii. Credit Risk
Risk Description
Credit risk is the possibility of loss from amounts owed by our borrowers or financial counterparties. We are subject to credit risk in connection with issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties (including derivative, repurchase agreement and securities lending counterparties), other financial institutions and other entities. Losses may occur when a counterparty fails to make timely payments pursuant to the terms of the underlying contractual arrangement or when the counterparty's credit rating or risk profile otherwise deteriorates. Credit risk can also arise in connection with deterioration in the value of, or ability to realize, any underlying security that may be used as collateral for the debt obligation. Credit risk can occur as a result of broad economic conditions, challenges within specific sectors of the economy, or from issues affecting individual companies. Events that result in defaults, impairments or downgrades of the securities in our investment portfolio would cause the Company to record realized or unrealized losses and may cause an increase in our provisions for asset default, adversely impacting earnings.
Credit Risk Management Governance and Control
We employ a wide range of credit risk management practices and controls, as outlined below:
•Credit risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
•Risk appetite limits have been established for credit risk.
•Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk limits.
•Comprehensive Investment and Credit Risk Management Policy, guidelines and practices are in place.
•Specific investment diversification requirements are in place, such as defined investment limits for asset class, geography, and industry.
•Risk-based credit portfolio, counterparty, and sector exposure limits have been established.
•Mandatory use of credit quality ratings for portfolio investments has been established and is reviewed regularly. These internal rating decisions for new fixed income investments and ongoing review of existing rating decisions are independently adjudicated by Corporate Risk Management.
•Comprehensive due diligence processes and ongoing credit analyses are conducted.
•Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
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•Comprehensive compliance monitoring practices and procedures including reporting against pre-established investment limits are in place.
•Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk.
•Stress-testing techniques, such as FCT, are used to measure the effects of large and sustained adverse credit developments.
•Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
•Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

Our core principles of credit risk management include asset diversification, fundamental research and analysis of cash flows, proactive and continuous risk monitoring, active management and relative value assessment, all with the objective of optimizing risk-adjusted returns, with due consideration for the impacts of capital and taxation.

We rate fixed income investments primarily through the use of internally developed scorecards which combine an estimated probability of default and loss given default to determine an expected loss and credit risk rating. This rating is expressed using a 22-point scale that is generally consistent with those used by external rating agencies, and is based on detailed examination of the borrower's, or issuer's, credit quality and the characteristics of the specific instrument. The probability of default assessment is based on borrower-level or issuer-level analysis, which encompasses an assessment of industry risk, business strategy, competitiveness, strength of management and other financial information. The loss given default assessment is based on instrument-level analysis, which considers the impact of guarantees, covenants, liquidity and other structural features. These scorecards provide input to stochastic value-at-risk models and are used to stress test the portfolio, which provide insight into the distribution and characteristics of credit risk within our portfolios. In accordance with our policies and under normal circumstances, our ratings cannot be higher than the highest rating provided by certain Nationally Recognized Statistical Rating Organizations ("NRSROs"). Certain assets, including those in our sovereign debt and asset-backed securities portfolios, are assigned a rating based on ratings provided by NRSROs using a priority sequence order of Standard & Poor's, Moody's, Fitch and DBRS Limited.

Additional information on credit risk can be found in Note 6 of our 2020 Annual Consolidated Financial Statements and in the Risk Factors section in the AIF.
iv. Business and Strategic Risk
Risk Description
Business and strategic risk includes risks related to changes in the economic or political environment, distribution channels or Client behaviour, environmental and social risks, competitive, legal or regulatory environment and risks relating to the design or implementation of our business strategy.
Business and Strategic Risk Management Governance and Control
We employ a wide range of business and strategic risk management practices and controls, as outlined below:
•Business and strategic risk governance practices are in place, including independent monitoring and review and reporting to senior management, the Board and the Board Committees.
•Business and strategic risk is managed through our strategic and business planning process and controls over the implementation of these plans. These plans are reviewed and discussed at the executive level and the key themes, issues and risks emerging are discussed by the Board and the Board Committees.
•Our business and strategic plans are subject to approval by the Board, which also receives regular reviews of implementation progress against key business plan objectives.
•Comprehensive policies including the Risk Management Framework, Risk Appetite Policy, Product Design and Pricing Policy, Mergers and Acquisition Policy and Capital Risk Policy are in place.
•Our corporate strategy and business objectives are established within the boundaries of the Risk Appetite Policy. Our business strategies and plans are designed to align with our risk appetite, our capital position and our financial performance objectives.
•Our risk appetite is periodically assessed, taking into consideration the economic and regulatory environments in which we operate.
•Merger, acquisition, strategic investments and divestiture transactions are governed by a Board-approved Merger and Acquisition Risk Management Policy and significant transactions require the approval of the Board.
•Stress-testing techniques, such as FCT, are used to measure the effects of large and sustained adverse scenarios.
•Key and emerging risks are identified, monitored and reported, including emerging regulatory changes that may have a material impact on our finances, operations or reputation.
•Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

We regularly review and adapt our business strategies and plans to take account of changes in the external business, economic, political and regulatory environments in which we operate. Our business strategies and plans are designed to align with our risk appetite, our capital position and our financial performance objectives. We periodically reassess our risk appetite taking into consideration the economic, regulatory and competitive environment in which we operate.

Specific business and strategic risks are discussed below in further detail.
Economic and Political Risk
We operate in various geographies and our business and financial operations are susceptible to regional and global economic, political and regulatory changes. We may be affected by economic and capital markets conditions and economic shocks around the globe as a result of increasingly connected global markets. Factors such as changes in interest rates, foreign exchange rates, market volatility, housing prices, consumer spending, saving and debt, business investment and inflation around the globe can affect the business and economic environments in which we operate. Continued economic and political uncertainty may give rise to increased business and strategic risks including those associated with
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industry restructuring, mergers and acquisitions, changing competitive dynamics and changes in the legal, regulatory and tax regimes in which our businesses operate. In addition, adverse economic conditions often arise in conjunction with volatile and deteriorating capital markets conditions, which can have an adverse impact on Client behaviour and in turn on our sales and profitability, credit and financial strength ratings, and capital and liquidity positions.
Strategic Execution Risk
Our business strategies and plans are dependent on the successful execution of organizational and strategic initiatives designed to support the growth of our business. Our ability to manage the execution of these initiatives effectively and prioritize initiatives directly affects our ability to execute our strategies. Identifying and implementing the right set of initiatives is critical to achieving our business plan targets. Failure to identify and implement the right set of initiatives could also lead to cost structure challenges and inability to achieve our growth objectives.
Distribution Risk
Failure to achieve planned distribution scale or appropriate and compliant distribution of products could materially impact our financial and strategic objectives. This includes the inability to attract and retain intermediaries and agents at a cost that is financially feasible to the Company, or to develop digital sales and Client support capabilities and technologies. Distribution risk may also be influenced where our distribution or product strategy and related services (including digital sales and Client support capabilities and technologies) are not developed, modified or executed in line with our strategic objectives or in consideration of the changes in Client behaviour or our regulatory environment. In addition, the lack of a well-diversified distribution model in the jurisdictions in which we do business may cause over-reliance on agency channel or key partners.
Risks Relating to Mergers, Acquisitions, Divestitures and Strategic Investments
We regularly explore opportunities to selectively acquire other businesses or to divest ourselves of all or part of certain businesses, in support of our growth and strategic objectives. Any transaction that we enter into introduces a number of risks associated with economic, operational, strategic, financial, tax, legal, regulatory, compliance, and other factors.

There is a risk that we may be unable to make an appropriate acquisition in a desired market or business line or are unable to realize the financial and strategic benefits of the transactions due to competitive factors, regulatory requirements or other factors. These risks could adversely impact our ability to achieve our financial and strategic objectives.

Our ability to realize the contemplated economic, financial, and strategic benefit of any transaction that we enter into is contingent on the effective separation and integration of the transferred businesses, restructuring or reorganization of related businesses, and motivating and retaining personnel to effectively execute these transactions. In addition, the integration of operations and differences in organizational culture may require the dedication of significant management resources, which may distract management’s attention from our day-to-day business. Anticipated cost synergies or other expected benefits may not materialize due to a failure to successfully integrate the acquired businesses with our existing operations. Any of these risks, if realized, could prevent us from achieving the expected results from a transaction or could impact our financial and strategic objectives.

To mitigate this risk, we have established procedures to oversee the execution and integration of merger and acquisition transactions. Regular updates on execution and integration risks relating to these transactions are provided to the Board, Board Committees and senior management committees, as appropriate.
Competitive Environment
Competition from insurance companies, banks, asset managers, mutual fund companies, financial planners and other service providers (including new entrants and non-traditional financial services companies) is intense, and could adversely affect our business in certain countries.

The businesses in which we engage are highly competitive and our ability to sell our products is dependent on many factors, including scale, price and yields offered, distribution channels, digital capabilities, financial strength ratings, range of product lines and product quality, brand strength, investment performance, historical dividend levels and the ability to provide value added services to distributors and Clients. In certain markets, some of our competitors may be superior to us on one or more of these factors. Our competitors have significant potential to disrupt our business through targeted strategies to reduce our market share which may include targeting our key people or bancassurance partners and other distributors or aggressively pricing their products. Our ability to achieve our business plans and strategies depends significantly upon our capacity to anticipate and respond quickly to these competitive pressures.

Technology is driving rapid change in the financial services sector and is enabling new entrants to compete or offer services to our competitors to enhance their ability to compete in certain segments of the insurance, wealth and asset management markets. The emergence of new technologies such as robotic process automation, artificial intelligence, blockchain and advanced analytics may have an impact on the financial services sector and how companies interact with their stakeholders. Our current competitors or new entrants may use these or other new technologies to provide services in various areas such as customized pricing, proactive outreach to Clients and targeted marketing in order to strengthen their Client relationships and influence Client behaviour. The impact of disruption from changing technology and innovation by traditional and non-traditional competitors who may offer a better user experience, functionality or lower priced products and may have lower distribution costs will require us to adapt at a more rapid pace and may create margin pressures. The risk of disruption may also impact our distribution models as new and low cost digital-based business models emerge in connection with the distribution of financial services and products, such as insurtechs and robo-advisors. These risks are evolving rapidly with an increasing number of digital users and are difficult to anticipate and respond to proactively, and may adversely impact our profitability and financial position.
Investment Performance
Investment performance risk is the possibility that we fail to achieve the desired return objectives on our investment portfolio, or that our asset management businesses fail to design or execute investment strategies in order to achieve competitive returns on the products and managed
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accounts offered by these businesses. Failure to achieve investment objectives may adversely affect our revenue and profitability through slower growth prospects and adverse impacts on policyholder or Client behaviour.
Changes in Legal and Regulatory Environment
Most of our businesses are subject to extensive regulation and supervision. Changes to legislation, regulations or government policies, or the manner in which they are interpreted or enforced, may require that we make significant changes to our strategy, may result in increased implementation costs and diversion of resources to manage the change, could impact financial reporting, accounting processes and capital requirements, and could impact the ability of sales intermediaries to distribute our products, all of which could have an adverse effect on our business and operations. Our failure to comply with existing and evolving regulatory requirements could also result in regulatory sanctions and could affect our relationships with regulatory authorities and our ability to execute our business strategies and plans.

These changes could impact our capital requirements, the regulatory framework for our products and services, the regulation of selling practices, sales intermediaries (such as bancassurance) and product offerings (such as coverage for prescription drugs), solvency requirements, executive compensation, corporate governance practices and could impose restrictions on our foreign operations, which may include changes to the limits on foreign ownership of local companies.
Environmental and Social Risk
Our financial performance, operations, and reputation may be adversely affected if we do not adequately prepare for the direct or indirect negative impacts of environmental and social risks. Environmental and social risk include but are not limited to environmental damage on properties owned or managed by us and climate change related physical and transition risks, public health issues and issues of inequality.

Business units in our Asset Management pillar integrate environmental (as well as social and governance - ESG) considerations in their investment decision-making for Sun Life assets and Client assets. Existing and potential ESG risks are incorporated into initial and ongoing reviews and assessments of public equities and fixed income, private fixed income, real estate, infrastructure and commercial mortgage investments.

We engage in and monitor environmental and broader sustainability developments in part through commitments to the United Nations-supported Principles for Responsible Investment, United Nations Environment Programme - Finance Initiative, Climate Action 100+, and CDP (formerly the Carbon Disclosure Project). Our International Sustainability Council, composed of senior executives from each of our businesses, key functions and regions convenes on broader sustainability issues. We report on sustainability performance, including reporting related to climate change, the environment and social issues, in our annual Sustainability Report, available at sunlife.com/sustainability.
Climate Change
Climate change is one of the defining issues of our time. The science has clearly demonstrated that the world is warming. We believe that it is incumbent upon us to respond and to take actions that support the goal of the Paris Agreement to limit the global temperature increase in this century to well below 2 degrees Celsius compared to pre-industrial levels. Ultimately, the long-term resilience of society, and our Company, will be materially impacted if we don’t take effective, collective action to address this global challenge.

Climate change presents medium to long-term risks to our business, with complex and broad potential impacts. As the commitments we make to our Clients extend decades into the future, the risks related to climate change impacts exist within the solutions we are providing to our Clients today. Our Purpose of helping our Clients achieve lifetime financial security and live healthier lives cannot be achieved without a sound approach to climate change that supports the transition to a lower-carbon future. Our Purpose can best be achieved through the integration of this thinking across our businesses, and through working collaboratively with other stakeholders towards a common goal of avoiding the worst effects of climate change.

Sun Life’s climate strategy includes the following elements:
•We recognize that as a long-term investor, we have the opportunity to be part of the solution to this global challenge and invest proactively in assets and businesses that support the transition to a lower-carbon economy.
•We assess climate-related impacts on our businesses and investments and adjust accordingly, while acknowledging the challenges of uncertainty and imperfect data to inform such decisions.
•We advocate for better data and disclosures, so we can make better-informed assessments of climate-related risks.
•We commit to continuously improving our climate-related measurement, monitoring and reporting.
•We are focused on reducing climate impact and strengthening the resilience of our own operations around the world, as well as the properties that we own in our investment portfolio.

We commit to working together across industries and with our Clients to contribute to solving this global challenge and recognize that we do not yet have the answers to this complex topic.

Our strategy will continuously evolve over time, building on our experience and external developments.
TCFD Disclosures
Sun Life supports the recommendations of the Financial Stability Board’s Task Force on Climate-Related Financial Disclosures ("TCFD"). The following sets out Sun Life’s climate-related disclosures in line with the TCFD recommendations, which are structured around four themes that represent core elements of how organizations operate: strategy, governance, risk management, and metrics and targets.
A dedicated senior executive steering committee guides our implementation of TCFD recommendations. The Chief Legal Officer, who reports directly to the CEO, chairs the TCFD steering committee, with representation from Enterprise Risk Management, Finance, Asset Management, and Sustainability.

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Strategy
Our Asset Management business group is comprised of two business units:
•MFS is a premier global asset management firm which offers a comprehensive selection of financial products and services that deliver superior value and active asset management for retail and institutional investors.
•SLC Management is an institutional asset management business that delivers liability driven investing, alternative fixed income and real estate solutions to Clients, including Sun Life's general account.

Our investment approach for climate change encompasses both a risk and opportunity viewpoint.

A transition to a lower carbon economy could affect public and private fixed income and non-fixed income asset values. Existing portfolio investments in coal, conventional oil and oil sands producers, utilities and related fossil fuel industries, railways and pipelines, as well as markets that depend on these industries, may be subject to additional financial risk as a result of changes in regulation, cost of capital, consumer preferences and competition from renewable energy companies leading to lower overall profitability and/or stranded assets.

Our previous work with climate change scenarios, as part of our Financial Condition Testing, has provided insight into the impact of climate-related risks on our investment portfolios. Throughout 2021, we will be participating in a climate scenario analysis pilot project between the Bank of Canada, OSFI, and a small group of Canadian financial institutions. We expect this work to enhance our climate scenario analysis capabilities and our understanding of transition-related risks.

Climate-related opportunities include those related to sustainability bonds, and investments in sustainable real estate investments and infrastructure and renewable energy. Such opportunities manifest in both direct (real estate, infrastructure) and securitized investments. Many companies and industries are benefitting from climate change-related tailwinds, such as mobility (vehicle electrification), energy efficiency services, and renewables. Through our ESG integration efforts, we seek to identify these opportunities in both public and private markets. We were the first life insurer globally to issue a sustainability bond, which helps support the transition to a lower-carbon economy. Through our Asset Management pillar, we are well-positioned to invest in the transition to a clean economy. Asset management is delivered by SLC Management, InfraRed and BGO, all of which operate under the SLC Management brand, as well as by MFS Investment Management.
•SLC Management invests in sustainable infrastructure around the world through its platform of public and private fixed income investments. Sustainable infrastructure categories include renewable energy, energy efficiency, and clean transportation. In deciding whether to invest in carbon-intensive companies, SLC Management also considers to what extent such investments will help those companies transition to a lower-carbon future. In cases such as thermal coal, SLC Management has reduced its exposure.
•InfraRed invests in and manages energy efficiency, low-carbon generation, and renewable energy projects, as well as green buildings, which advances our sustainable investment options for institutional Clients while complementing our focus on sustainable investing and climate change.
•BGO proactively addresses climate risks at the property and portfolio levels through strategic planning that assesses critical vulnerabilities to the built environment. These efforts help BGO to drive for long-term returns for Clients and investors.
•As long-term investors in public issuers, MFS assesses climate change as a key investment decision factor at both the issuer level and portfolio level. MFS also regularly engages with companies to encourage better disclosure and management of climate-related risks and opportunities.

As longer-term investors, we believe that integrating climate change as a key element of investment decision-making can be a source of competitive advantage for two reasons: we believe it should lead to stronger risk-adjusted returns for Clients over time, and stronger ESG investment ratings from groups like the UN-supported PRI, Morningstar, Global Real Estate Sustainability Benchmark (GRESB) and others are increasingly key decision factors for Clients. As participants in Climate Action 100+ investor initiative, we engage some of the world’s largest corporate GHG emitters to ensure they are minimizing and disclosing the risks and maximizing the opportunities presented by climate change.

The same principles are used in the selection and monitoring of third-party investment managers that we engage to invest assets on behalf of our Clients in group retirement savings plans. We recognize that our Clients are increasingly bringing a sustainable investment lens to our solutions, and in 2020, we launched a proprietary ESG integration evaluation framework to help sponsors of Sun Life Canada group retirement plans make informed decisions about the investment options they make available to their employees in their workplace plans. The evaluation framework uses detailed criteria in three key areas: Firm Policies, Investment Process and Active Ownership.

Governance
Three Board Committees have oversight over aspects of climate change.
•The Governance, Investment and Conduct Review Committee ("GICRC") provides oversight of our sustainability program, including review and approval of the annual Sustainability Report, and enterprise-wide Sustainability Policy. The GICRC monitors progress on sustainability plan implementation, goals and targets, including greenhouse gas ("GHG") emissions performance.
•The Risk Committee provides enterprise-wide oversight of the management of current and emerging risks, including of climate-related risks and, broadly, environmental risks. For more detail on the Risk Committee’s role, refer to Risk Management in this section.
•The Audit Committee has oversight of all financial disclosures, including those related to climate change.

The Board has ultimate oversight of climate change issues, and uses reports from the Board Committee Chairs noted above, and other direct presentations by management and external experts, to inform its views and decisions.

At the management level, the Chief Legal Officer, Chief Risk Officer, and Chief Investment Officer play key roles in assessing and managing climate-related risks and opportunities.
•Our Chief Legal Officer, who is a member of the most senior leadership team and reports directly to the CEO, is the executive sponsor of sustainability and chairs our International Sustainability Council ("ISC"), which meets at least four times per year. ISC members are responsible for the implementation of our sustainability plan, through the areas of focus with which their business or function aligns. Environment and Climate Change is part of the Trusted and Responsible Business foundation of our sustainability plan (available at sunlife.com/sustainability). As noted above, our Chief Legal Officer also chairs our senior executive TCFD steering committee with representation from Enterprise Risk Management, Finance, Asset Management, and Sustainability.
•Our Chief Risk Officer is responsible for leading the Risk Management function (as noted above in Risk Management sections 2 and 7). Key and emerging risks are monitored and reported to the Risk Committee of the Board.
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•The Chief Investment Officer chairs the Sustainability Committee and Sustainable Investment Council within SLC Management. The Sustainability Committee is responsible for setting strategic direction related to sustainability and ESG matters, and sets priorities on key sustainability initiatives across SLC Management. The Sustainable Investment Council oversees the integration of material ESG factors, including climate change, into the investment process.

At MFS, three governance bodies have responsibility for sustainable investing and stewardship activities. These groups set sustainable investing strategy, monitor progress and broadly ensure that MFS is considering material risks such as climate change in its investment activities:
•MFS Sustainability Group (membership includes MFS president, head of sustainability and stewardship, and chief investment officer),
•MFS Responsible Investing Committee (membership includes MFS president, general counsel and chief compliance officer), and
•MFS Proxy Voting Committee (membership includes MFS chief investment officer, and head of sustainability and stewardship

In addition, MFS head of sustainable investing and stewardship chairs a sustainable investing steering committee within the MFS investment team. The steering committee has established a Climate Working Group tasked with engaging the broader investment team on how climate change and environmental issues impact the investment process, and developing a framework to support and enhance MFS’s climate-related investment decision-making and corporate engagement activity.

Risk Management
Climate risk management is integrated into our Risk Management Framework, Governance, and supporting processes (as noted in preceding sections 1 through 8 and under Governance above).

Our definition of climate risk includes physical impacts of climate change and impacts of the transition to a lower-carbon economy. These impacts can include, but are not limited to, damage to owned and operated real assets including real estate and infrastructure, a reduction in the values of investments in public and private fixed income and non-fixed income assets tied to fossil fuels and carbon intensive industries, health impacts to affected populations, and socio-economic, geo-political and regulatory changes.

From an investment perspective, climate-related risks where material to an industry are integrated into the risk management process as we look to make long-term investments that are better positioned to withstand issues related to climate change. We incorporate a number of different analyses into our assessment of climate risks through both stand-alone analysis of physical risks by geographic region and through the assessment of business model and carbon transition risks. Climate-related risk types monitored may include acute and chronic physical risks and transition risks related to regulation, legal, technology, market and reputation or consumer preferences.

An environmental issue, which may or may not be caused by climate change, on a property owned or operated by us could have financial or reputational impacts. We maintain an environmental risk management program to help monitor and manage investment assets from losses due to environmental issues and to ensure compliance with applicable laws. We maintain insurance policies to cover certain environmental risks on owned assets. We have implemented a business continuity program to facilitate the recovery of critical business operations if an environmental issue affects a location where we conduct operations.

Metrics and Targets
We report our global Scope 1 and Scope 2 GHG emissions from company-occupied real estate and real estate investments under our financial control as well as Scope 3 GHG emissions(1) from corporate travel and as available, real estate-related sources such as water, waste and tenant- or landlord-paid utilities in our annual Sustainability Report available at www.sunlife.com/sustainability. In 2019, one year ahead of schedule, we achieved our target of reducing GHG emissions per square foot by 20%, from a 2014 base year, based on cumulative year-over-year reductions(2). We have set a goal of carbon-neutrality for our global operations beginning in 2021.

In addition, SLC Management and MFS utilize third party data vendors and tools that provide valuable insights related to the various physical climate risks and GHG exposure for their underlying portfolio companies and securities and are beginning to conduct carbon intensity analyses.

Please refer to Environmental and Social Risk in our AIF for additional climate-related risk discussion.

(1)     Scope 1, Scope 2 and Scope 3 GHG emissions are calculated according to the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard of the World Resources Institute and the World Business Council for Sustainable Development. Scope 1, Scope 2 and Scope 3 GHG emissions generally refer to, respectively, direct emissions from owned or controlled sources, indirect emissions from the generation of purchased energy, and other indirect sources.
(2)    Target performance is calculated using a rolling base-year approach. Additional details on the methodology are available in our 2020 Sustainability Report, available at sunlife.com/sustainability. This method has been selected to allow for a meaningful presentation of historical performance, while ensuring that comparisons are still relevant given the significant turnover in properties in the portfolio over time.
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v. Operational Risk
Risk Description
Operational risk is the risk of loss (financial and non-financial) resulting from inadequate or failed internal processes, people and systems or from external events. Operational risk is present in all of our business activities and encompasses a broad range of risks as described below. Operational risk is embedded in the practices utilized to manage other risks and, therefore, if not managed effectively, operational risk can impact our ability to manage other key risks.
Operational Risk Management Governance and Control
We employ a wide range of operational risk management practices and controls, as outlined below:
•Operational risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Board Committees.
•Risk appetite limits have been established in Operational Risk.
•Comprehensive Operational Risk Management Framework, Policies, guidelines and practices are in place.
•Our governance practices, corporate values, Code of Conduct and Company-wide approach to managing risk set the foundation for mitigating operational risks.
•Our Code of Conduct sets the tone for a strong ethical culture, and we regularly review and update the Code of Conduct to ensure that it continues to meet the expectations of regulators and other stakeholders. All our directors and employees must reconfirm annually their understanding of and commitment to comply with the Code of Conduct.
•We have established appropriate internal controls and systems for talent acquisition, rewards and development programs that attract, build and retain top talent and create strong succession plans as well as compensation programs, and we provide ongoing training to our people.
•We conduct regular monitoring of employee engagement to ensure we create and maintain a work environment where all employees are welcome and able to contribute effectively.
•Stress-testing techniques, such as FCT, are used to measure the effects of large and sustained adverse scenarios.
•We mitigate a portion of our operational risk exposure through our corporate insurance program by purchasing insurance coverage that seeks to provide insurance against unexpected material losses resulting from events such as criminal activity, property loss or damage and liability exposures, or that satisfies legal requirements and contractual obligations.
•Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

Specific operational risks and our risk management strategies are discussed below in further detail and in the Risk Factor section in the AIF.
Information Security and Privacy Risks
Information and technology are used in almost all aspects of our business and operations. As part of our Client strategy, we continue to enhance the digital side of our business to support and enable new business models and processes, that are more personal, proactive and predictive.

Our business and the successful implementation of our digital strategy are dependent on various factors including maintaining a secure environment for our Clients, employees and other parties' information. This requires the effective and secure use, management and oversight of information and physical assets. We engage with various stakeholders and leverage emerging technologies, including digital, mobile applications, cloud computing, artificial intelligence and robotic process automation. These technologies are used to collect, process and maintain information relating to business transactions and financial reporting, as well as the personal information of our Clients and employees. We also obtain services from a wide range of third-party service providers and have outsourced some business and information technology functions in various jurisdictions.

We continue investing in people, processes and technology to strengthen our abilities to respond to the evolving threat landscape. Our Information Security framework is overseen by the Chief Information Security Officer, supported by senior leadership and by our Operational Risk Management Framework. Our information security framework and governance controls (policies, procedures, training) are aligned with recognized industry standards and are compliant with applicable laws and regulations.

Our well-established security controls and processes are intent on protecting our information and computer systems and the information entrusted to us by our Clients and employees. Our protection strategy leverages information security risk assessments and privacy impact assessments to evaluate potential risks. The security framework also includes technology and process safeguards and regularly promotes secure behavioural practices. As part of our layered security approach, we deliver general security awareness training sessions to all employees every year that is reinforced with regular awareness resources and activities.

Many jurisdictions in which we do business are developing and implementing cyber security reporting requirements and more stringent consumer privacy legislation. Our global privacy program monitors adherence to our global privacy commitments, local laws and local privacy policies. We have also established a network of privacy officers across the Company who monitor emerging privacy legislation and provide guidance on handling personal information and help manage, report and resolve any privacy incidents that may occur. We also conduct privacy training, provide regular monitoring and reporting and carry cyber risk insurance to help mitigate the impact of privacy incidents.
Human Resources Risk
Our ability to achieve business objectives can be adversely affected if we are unable to attract, retain or effectively deploy resources with the in-depth knowledge and necessary skills required, or are unable to design compensation programs that effectively drive employee behaviour. Failure to manage Human Resources risk can also lead to direct financial and reputational loss including losses arising from activity that is inconsistent with Human Rights or employment laws or health and safety regulations.

66    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

To mitigate this risk, we have comprehensive Human Resource policies, practices and programs in place to ensure compliance with employment legislation, minimize the risk of employee misconduct, and proactively develop employee skills, capabilities and behaviours to meet future business needs.
Regulatory Compliance, Legal and Conduct Risk
We are subject to extensive regulatory oversight by insurance and financial services regulators in the jurisdictions in which we conduct business. In recent years, there has been an increased focus by regulators globally on Client fairness, conduct, anti-money laundering, privacy and data governance. Failure to comply with applicable laws or to conduct our business consistent with changing regulatory or public expectations could adversely impact our reputation and may lead to regulatory investigations, examinations, proceedings, settlements, penalties, fines, restrictions on our business, litigation or an inability to carry out our business strategy.

Our Chief Compliance Officer oversees our comprehensive Company-wide compliance framework, which is consistent with regulatory guidance from OSFI and other regulators. This framework promotes proactive, risk-based management of compliance and regulatory risk, and includes Company-wide and business segment policies, standards and operating guidelines, programs to promote awareness of laws and regulations that impact us, ongoing monitoring of emerging legal issues and regulatory changes and training programs. There are also employee orientation programs that include anti-money laundering and anti-terrorist financing, anti-bribery and corruption, privacy and information security risk management. Effective governance, oversight and implementation is a coordinated effort between first and second lines of defense functions. Second line oversight relies on a network of compliance officers and the general counsel in each business segment. The Chief Compliance Officer reports regularly to the Board and Board Committees on the state of compliance, key compliance risks, emerging regulatory trends, escalation of key issues and key risk indicators.
Information Technology Risk
The use of technology and computer systems is essential in supporting and maintaining business operations. We use technology to support virtually all aspects of our business and operations. The rapidly changing business environment increases the risk of our technology strategy not being agile enough to adapt to new business demands in a timely manner leading to financial losses, increased costs and the inability to meet Client needs.

To manage the risks associated with our technology infrastructure and applications, we have implemented a number of policies, directives and controls through our technology approval and risk governance model to ensure ongoing systems availability, stability and currency.
Third-Party Risk
We engage in a variety of third-party relationships, including with distributors, independent contractors, outsourcing service providers and suppliers. Our profitability or reputation could be impacted if these third parties are unable to meet their ongoing service commitments or fail to perform to expected standards.

To manage these risks, we have established Company-wide policies and guidelines which are consistent with OSFI's and other local regulatory requirements, and which set out our requirements to identify, assess, manage, monitor and report on third-party risks. Our program includes third-party risk assessments and enhanced due diligence if a supplier will have access to any personal data and/or confidential information or access to non-public systems. The key elements and risks associated with the third party are documented in the form of a written agreement, and the company monitors performance of its third parties in a manner that is commensurate to the size, risk, scope and complexity of the third-party relationship.
Business Disruption Risk
Our businesses are dependent on the availability of trained employees, physical locations to conduct operations and access to technology. A significant business disruption to our operations can result if one or more of these key elements are negatively impacted. System disruptions as well as unanticipated events, including pandemics, can negatively affect staff, preventing them from getting to work or from operating business processes.

To manage this risk, we have implemented a business continuity program to facilitate the recovery of critical business operations. This program encompasses business continuity, crisis management and disaster recovery planning. Our policy, guidelines and operating procedures establish consistent processes designed to ensure that key business functions can continue and normal operations can resume effectively and efficiently should a major disruption occur. In addition, to regularly update and test business continuity plans for critical business operations, we conduct mandatory business continuity awareness training for all employees annually and have off-site backup facilities and failover capability designed to minimize downtime and accelerate recovery time in the event of a major disruption.
Model Risk
We use complex models to support many business functions including product development and pricing, capital management, valuation, financial reporting, planning, hedging, asset-liability management, risk management and advanced analytics (such as artificial intelligence, predictive modeling and decision making algorithms). Model risk is the risk of loss, either in the form of financial loss, inappropriate or poor business decisions, damage to reputation, or other adverse impact, arising from inaccurate model outputs or incorrect use or interpretation of model outputs.

To manage model risk, we have established robust, Company-wide model risk management procedures over the models' life cycle with respect to building, using, changing and retiring models. The policy and operating guidelines set out minimum, risk-based requirements to ensure that models are effectively controlled, maintained and appropriately understood by users.
Information Management Risk
As an international provider of financial services, we deal with extensive information across a number of countries. Information management risk is the inability to capture, manage, retain and appropriately dispose of business records, the inability to provide data that is fit for purpose, accurate, complete or timely to support business decisions, and the inability to manage data location and cross-border appropriately. Failure to manage these risks could have financial or reputational impacts, and may lead to regulatory proceedings, penalties and litigation.
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To manage and monitor information management risk, we have an internal control framework, data governance and record management practices in place. Additional information on operational risk can be found in the Risk Factors section in the AIF.
vi. Liquidity Risk
Risk Description
Liquidity risk is the possibility that we will not be able to fund all cash outflow commitments and collateral requirements as they fall due. This includes the risk of being forced to sell assets at depressed prices resulting in realized losses on sale. This risk also includes restrictions on our ability to efficiently allocate capital among our subsidiaries due to various market and regulatory constraints on the movement of funds. Our funding obligations arise in connection with the payment of policyholder benefits, expenses, reinsurance settlements, asset purchases, investment commitments, interest on debt, and dividends on common and preferred shares. Sources of available cash flow include general fund premiums and deposits, investment related inflows (such as maturities, principal repayments, investment income and proceeds of asset sales), proceeds generated from financing activities, and dividends and interest payments from subsidiaries. We have various financing transactions and derivative contracts under which we may be required to pledge collateral or to make payments to our counterparties for the decline in market value of specified assets. The amount of collateral or payments required may increase under certain circumstances (such as changes to interest rates, credit spreads, equity markets or foreign exchange rates), which could adversely affect our liquidity.
Liquidity Risk Management Governance and Control
We generally maintain a conservative liquidity position and employ a wide range of liquidity risk management practices and controls, which are described below:
•Liquidity risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
•Liquidity is managed in accordance with our Asset Liability Management Policy and operating guidelines.
•Liquidity contingency plans are maintained for the management of liquidity in a liquidity event.
•Stress testing is performed by comparing liquidity coverage risk metrics under a one-month stress scenario to our policy thresholds. These liquidity coverage risk metrics are measured and managed at the enterprise and legal entity levels.
•Stress testing of our collateral is performed by comparing collateral coverage ratios to our policy threshold.
•Cash Management and asset-liability management programs support our ability to maintain our financial position by ensuring that sufficient cash flow and liquid assets are available to cover potential funding requirements. We invest in various types of assets with a view of matching them to our liabilities of various durations.
•Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.
•We actively manage and monitor our capital and asset levels, and the diversification and credit quality of our investments.
•Various credit facilities for general corporate purposes are maintained.
68    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

The following table summarizes the contractual maturities of our significant financial liabilities and contractual commitments as at December 31, 2020 and 2019:

Financial Liabilities and Contractual Obligations
December 31, 2020 ($ millions)	Within 1 year	1 year to 3 years	3 years to 5 years	Over 5 years	Total
Insurance and investment contract liabilities(1)	$14,735	$8,317	$8,641	$311,570	$343,263
Senior debentures and unsecured financing(2)	323	28	28	555	934
Subordinated debt(2)	143	285	285	5,661	6,374
Bond repurchase agreements	2,208	—	—	—	2,208
Accounts payable and accrued expenses(3)	6,992	—	—	—	6,992
Lease liabilities(4)	157	287	226	412	1,082
Secured borrowings from mortgage securitization	292	219	741	865	2,117
Borrowed funds(2)	54	128	32	256	470
Credit facilities(3)	338	—	—	—	338
Total liabilities	$25,242	$9,264	$9,953	$319,319	$363,778
Contractual commitments:(5)
Contractual loans, equities and mortgages	$777	$799	$553	$1,454	$3,583
Total contractual commitments	$777	$799	$553	$1,454	$3,583
December 31, 2019 ($ millions)	Within 1 year	1 year to 3 years	3 years to 5 years	Over 5 years	Total
Insurance and investment contract liabilities(1)	$11,931	$7,983	$8,737	$282,336	$310,987
Senior debentures and unsecured financing(2)	79	439	131	3,179	3,828
Subordinated debt(2)	114	229	229	4,208	4,780
Bond repurchase agreements	1,850	—	—	—	1,850
Accounts payable and accrued expenses(3)	6,041	—	—	—	6,041
Lease liabilities(4)	153	268	230	463	1,114
Secured borrowings from mortgage securitization	169	426	355	969	1,919
Borrowed funds(2)	77	57	20	234	388
Credit facilities(3)	73	—	—	—	73
Total liabilities	$20,487	$9,402	$9,702	$291,389	$330,980
Contractual commitments:(5)
Contractual loans, equities and mortgages	$869	$1,039	$546	$1,129	$3,583
Total contractual commitments	$869	$1,039	$546	$1,129	$3,583

(1) These amounts represent the undiscounted estimated cash flows of insurance and investment contract liabilities on our Consolidated Statements of Financial Position. These cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, amounts on deposit, commissions and premium taxes offset by contractual future premiums and fees on in-force contracts. These estimated cash flows are based on the best estimated assumptions used in the determination of insurance and investment contract liabilities. Due to the use of assumptions, actual cash flows will differ from these estimates.

(2) Payments due based on maturity dates and include expected interest payments. Actual redemption of certain securities may occur sooner as some include an option for the issuer to call the security at par at an earlier date.

(3) Reflects a change in presentation for our credit facility effective January 1, 2020. We have updated our prior period to reflect this change in presentation.
(4) Lease liabilities are included on the Consolidated Statements of Financial Position due to the implementation of IFRS 16 Leases ("IFRS 16").
(5) Contractual commitments and operating lease commitments are not reported on our Consolidated Financial Statements. Additional information on these commitments is included in Note 23 of our 2020 Annual Consolidated Financial Statements.

Additional information on liquidity risk can be found in Note 6 of our 2020 Annual Consolidated Financial Statements and the Risk Factors section in the 2020 AIF.
vii. Other Risks
Risks relating to the COVID-19 Pandemic
Pandemics, epidemics or outbreaks of an infectious disease could have an adverse impact on our results, business, financial condition or liquidity, and could result in changes to the way we operate. The COVID-19 pandemic and the measures imposed by governments around the world to limit its spread including travel restrictions, business closures, social distancing protocols, school closures, quarantines, and restrictions on gatherings and events, have disrupted the global economy, financial markets, supply chains, business activity and productivity in unprecedented ways. The duration
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and impacts of the COVID-19 pandemic in the countries in which we operate are varied and cannot currently be determined. Containment measures continue to impact global economic activity, including the pace and magnitude of recovery as well as contributing to increased market volatility and changes to the macroeconomic environment. Governments, monetary authorities, regulators and financial institutions, have taken, and continue to take, actions in support of the economy and financial system. These actions include fiscal, monetary and other financial measures to increase liquidity, and to provide financial aid to individuals and businesses. If the COVID-19 pandemic is prolonged, the adverse impact on the global economy could deepen, augmenting financial market declines or volatility, corporate insolvency risks and negative household wealth impacts. The continuing or worsening of the economic and market conditions caused by the COVID-19 pandemic, and impact on Clients, industries and individual countries could have a material adverse effect on our businesses including sales, fee income, investment performance, results of operations, corporate reputation and financial condition. Sustained adverse effects could also make it difficult for us to access capital markets, could impact our liquidity and capital position, or may result in downgrades in our credit ratings. To the extent the COVID-19 pandemic adversely affects our business, results of operations, corporate reputation and financial condition, it may also have the effect of heightening many of the other risks described in the Risk Factors section in our AIF and section J - Risk Management in this document. This includes, but is not limited to:
•Market risks, such as equity, interest rates and spread, real estate, and foreign currency risks, including impact on fee income;
•Insurance risk, including higher than expected mortality and, morbidity claims and adverse policyholder behaviour including but not limited to higher than expected policy lapses, withdrawals, and surrenders;
•Credit risk, including defaults, impairments and downgrades;
•Business and strategic risk including economic and political risk, business strategy implementation risk, distribution risk, expense risk, changes in Client behaviour, sales, investment performance, and changes in legal and regulatory environment;
•Operational risk, including information security and privacy risk, human resources risks, regulatory compliance, legal and conduct risk, information technology risk, processing risk, third-party risk, and business disruption risk, and change management risk with the need to quickly implement and execute new programs and procedures to support Clients, advisors, employees, products, and services; and
•Liquidity risk including collateral, and payment deferrals on invested assets or policyholder insurance premium impacts.

The overall impact of the COVID-19 pandemic is still uncertain and dependent on the progression of the virus, including mutations, the timing of mass vaccine production, distribution, public acceptance and the subsequent reduction in rates of infection and the actions taken by governments, monetary authorities, regulators, financial institutions, businesses and individuals, which could vary by country and result in differing outcomes. Given the extent of the circumstances, it is difficult to reliably measure or predict the potential impact of this uncertainty on our future financial results.

Consistent with the protocols and programs established in our Risk Management Framework, we continue to manage the risks that arise when providing products and services to Clients, which are in line with our Purpose to help Client achieve lifetime financial security and live healthier lives.
IFRS 17 and 9
IFRS 17 Insurance Contracts ("IFRS 17") and IFRS 9 Financial Instruments ("IFRS 9") are effective for Canadian insurance companies for annual periods beginning on or after January 1, 2023.

The adoption of IFRS 17 will be a significant change to the accounting and reporting process for the insurance industry. We have established a transition program for IFRS 17 and 9 and have dedicated significant resources to execute and oversee the multi-year cross functional plan to manage operational, regulatory, and business and strategic risks associated with the implementation of these standards.
•Operational risk - the standards requires a more expansive set of data, introduces complex estimation techniques, computational requirements and disclosures, which necessitate a major transformation to various actuarial and financial reporting processes, tools, and systems.
•Business and strategic risk - the standards may create additional volatility in our financial results and capital position. Volatility of reported results may require changes to business strategies and the introduction of new or modified non-GAAP measures to explain our results. The impact to business strategy could include changes to hedging and investment strategy, product strategy and the use of reinsurance and, as a result, could impact our exposures to other risks such as counterparty risk and liquidity risk.
•Regulatory Capital risk - the regulatory capital framework in Canada currently based on IFRS 4 Insurance Contracts ("IFRS 4") will align with IFRS 17 effective January 1, 2023. The impact to Sun Life from this change is currently uncertain. While OSFI has stated that it intends to maintain capital frameworks consistent with current capital policies and to minimize potential capital impacts at the industry level, the impact for individual companies may vary. OSFI will make changes to the LICAT guideline to reflect IFRS 17 and is consulting directly with affected stakeholders. LICAT guideline changes for Segregated Fund Guarantee capital are also planned to take effect January 1, 2023. OSFI has been engaging the industry in testing of new Segregated Fund Guarantee capital requirements, and the impact will not be known until the final calibrations are completed.

Additional information on other risks can be found in the Risk Factor section in our AIF.

K. Additional Financial Disclosure
1. Selected Annual Information

($ millions, after-tax, unless otherwise stated)	2020	2019	2018
Total revenue	43,337	39,679	26,997
Common shareholders' net income (loss)	2,404	2,618	2,522
Reported basic earnings per share ($)	4.11	4.42	4.16
Reported earnings per share (diluted) ($)	4.10	4.40	4.14
Total assets	323,011	297,202	271,827
70    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

2. Items related to Statement of Operations
i. Business Group Summary Statements of Operations

	2020						2019
($ millions, after-tax)	Canada	U.S.	Asset Management	Asia	Corporate	Total	Total
Net premiums	13,433	5,436	—	4,750	119	23,738	20,288
Net investment income	6,823	2,610	23	2,550	712	12,718	13,140
Fee income	1,376	92	5,014	572	(173)	6,881	6,251
Revenue	21,632	8,138	5,037	7,872	658	43,337	39,679
Gross claims and benefits paid and Changes in insurance/investment contract liabilities(1)	18,350	7,071	—	5,703	483	31,607	28,388
Operating expenses, commissions and other expenses(2)	3,614	1,618	3,712	1,615	237	10,796	10,189
Reinsurance expenses (recoveries)	(1,295)	(864)	—	(181)	(13)	(2,353)	(2,131)
Total benefits and expenses	20,669	7,825	3,712	7,137	707	40,050	36,446
Income tax expense (benefit)	50	56	334	54	1	495	286
Preferred shareholders' dividends	—	—	—	—	94	94	95
Non-controlling interests and participating policyholders' income in net income of subsidiaries	196	—	11	87	—	294	234
Reported net income (loss)	717	257	980	594	(144)	2,404	2,618

(1)    Includes changes in reinsurance assets and net transfer to (from) segregated funds.
(2)    Includes premium taxes and interest expense.

Canada
Canada's revenue increased by $1.2 billion or 6% in 2020 compared to 2019, driven by higher net premiums in Individual Insurance & Wealth and GB and higher net investment income, primarily from increases in the changes in fair value of FVTPL assets and liabilities in GRS and GB.

U.S.
U.S.'s revenue in 2020 was in line with 2019.

Asset Management
Asset Management's revenue increased by $0.5 billion or 11% in 2020 compared to 2019, driven by higher fee income in SLC Management and MFS.

Asia
Asia's revenue increased by $2.1 billion in 2020 compared to 2019, driven by higher net premiums in International Hubs, partially offset by lower net investment income, primarily from decreases in the changes in fair value of FVTPL assets and liabilities.

Corporate
Corporate's revenue decreased by $0.2 billion in 2020 compared to 2019, driven by lower net investment income, primarily from the changes in fair value of FVTPL assets.
ii. Revenue
Revenue includes: (i) premiums received on life and health insurance policies and fixed annuity products, net of premiums ceded to reinsurers; (ii) net investment income comprised of income earned on general fund assets, realized gains and losses on AFS assets and changes in the value of derivative instruments and assets designated as FVTPL and the impacts of foreign exchange translation on assets and liabilities; and (iii) fee income received for services provided. Premium and deposit equivalents from ASO, as well as deposits received by the Company on investment contracts such as segregated funds, mutual funds and managed funds are not included in revenue; however, the Company does receive fee income from these contracts, which is included in revenue. Fee income and ASO premium and deposit equivalents are an important part of our business and as a result, revenue does not fully represent sales and other activity taking place during the respective periods.

Net investment income can experience volatility arising from the quarterly fluctuation in the value of FVTPL assets and foreign currency changes on assets and liabilities, which may in turn affect the comparability of revenue from period to period. The change in fair value of FVTPL assets is driven largely by market-related factors such as interest rates, credit spreads and equity returns. The debt and equity securities that support insurance contract liabilities are generally designated as FVTPL and changes in fair values of these assets are recorded in net investment income in our Consolidated Statements of Operations. Changes in the fair values of the FVTPL assets supporting insurance contract liabilities are largely offset by a corresponding change in the liabilities.

Management’s Discussion and Analysis         Sun Life Financial Inc.     December 31, 2020    71

($ millions)	2020	2019
Premiums
Gross
Life insurance	11,812	9,470
Health insurance	10,649	9,908
Annuities	3,729	3,302
Gross premiums	26,190	22,680
Ceded
Life insurance	(1,573)	(1,570)
Health insurance	(587)	(511)
Annuities	(292)	(311)
Ceded premiums	(2,452)	(2,392)
Net premiums	23,738	20,288
Net investment income (loss)
Interest and other investment income	5,407	5,855
Fair value(1) and foreign currency changes on assets and liabilities	6,860	7,118
Net gains (losses) on AFS assets	451	167
Net investment income (loss)	12,718	13,140
Fee income	6,881	6,251
Total revenue	43,337	39,679

(1)    Represents the change in FVTPL assets and liabilities.

Revenue increased by $3.7 billion or 9% in 2020 compared to 2019, primarily driven by net premium revenue. The impacts of foreign exchange translation increased revenue by $322 million.

Gross premiums increased by $3.5 billion or 15% in 2020 compared to 2019, driven by increases in Asia, Canada, and the U.S.

Ceded premiums of $2.45 billion in 2020 were in line with 2019.

Net investment income decreased by $0.4 billion or 3% in 2020 compared to 2019, reflecting decreases in Asia, Corporate and the U.S., partially offset by increases in Canada. The impacts in Asia, Corporate and Canada were driven by the changes in fair value of FVTPL assets. The impacts in the U.S reflected higher net gains on AFS assets, including an AFS gain of $282 million in the third quarter of 2020 relating to the sale of debt securities and a loss of $342 million as a result of the termination of our fair value derivatives, both of which were related to the repayment of our senior financing obligation.(1)

Fee income increased by $0.6 billion or 10% in 2020, compared to 2019, driven by increases in Asset Management and Canada.
iii. Benefits and Expenses

($ millions)	2020	2019
Benefits and Expenses
Gross claims and benefits paid	18,307	17,421
Changes in insurance/investment contract liabilities(1)	15,125	11,404
Reinsurance expenses (recoveries)	(2,353)	(2,131)
Commissions	2,612	2,417
Operating expenses	7,401	7,033
Other(2)	(1,042)	302
Total benefits and expenses	40,050	36,446

(1)    Includes increase (decrease) in insurance contract liabilities, decrease (increase) in reinsurance assets, increase (decrease) in investment contract liabilities.
(2)    Other includes net transfer to (from) segregated funds, premium taxes and interest expense.

Total benefits and expenses increased by $3.6 billion or 10% in 2020 compared to 2019, primarily driven by increases in the changes in insurance and investment contract liabilities, and gross claims and benefits paid, partially offset by higher net transfers from segregated funds in Canada.

Gross claims and benefits paid increased by $0.9 billion or 5% in 2020 compared to 2019, driven by increases in Canada.

(1)     Our senior financing obligation related to U.S. statutory regulatory capital requirements for In-force Management. For additional information, refer to Note 12 of our 2020 Annual Consolidated Financial Statements.
72    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

Changes in insurance/investment contract liabilities and reinsurance assets increased by $3.7 billion in 2020 compared to 2019, driven by increases in insurance contract liabilities, primarily in Canada and Asia.

Commission expenses of $2.6 billion in 2020, increased by $0.2 billion compared to 2019, reflecting growth in Asia and Asset Management.

Operating expenses increased by $0.4 billion or 5% in 2020 compared to 2019, reflecting higher expenses in line with business growth, higher incentive compensation and project spend and the unfavourable impacts of foreign exchange translation. Additional information on operating expenses can be found in Note 18 of our 2020 Annual Consolidated Financial Statements.

Other decreased by $1.3 billion in 2020 compared to 2019, predominantly driven by net transfers from segregated funds in Canada.
iv. Taxes
Income Taxes
In 2020, we had an income tax expense of $495 million on reported net income before taxes of $3,287 million, which resulted in an effective income tax rate of 15.1%. This compares to an income tax expense of $286 million on reported net income before taxes of $3,233 million and an effective income tax rate of 8.8% in 2019.

On an underlying basis(1), in 2020, we had an income tax expense of $808 million on our underlying net income before taxes of $4,176 million, representing an effective income tax rate of 19.3% which is within our expected range of 15% to 20%. This compares to an income tax expense of $525 million on our underlying net income before taxes of $3,717 million and an effective income tax rate of 14.1% in 2019, which was below our expected range of 15% to 20%, primarily due to the favourable resolution of Canadian tax matters and higher tax-exempt investment income.

See section D - Profitability - 5 - Income taxes in this document for additional information on our effective tax rates.
Other Taxes
In addition to income taxes, we pay various indirect taxes in jurisdictions in which we carry on business. Indirect taxes include premium taxes, investment income tax, payroll related taxes, property taxes, sales taxes, business taxes and other taxes, as follows:

($ millions)	2020	2019
Income tax expense	495	286
Indirect taxes
Premium taxes (net of premium taxes on ceded business)(1)	395	375
Payroll taxes	190	175
Property taxes	124	122
Goods and services tax ("GST"), harmonized tax ("HST") and other sales taxes	121	117
Business taxes and other	30	43
Total indirect taxes	860	832
Total taxes	1,355	1,118
Reported effective income tax rate	15.1%	8.8%
Total taxes as a percentage of net income before deduction of total taxes	32.7%	27.5%

(1)    Premium taxes include investment income tax.

3. Items related to Statements of Financial Position
i. Changes in Liabilities and Shareholders' Equity
Insurance contract liabilities balances before Other policy liabilities of $137.7 billion as at December 31, 2020 increased by $13.8 billion compared to December 31, 2019, mainly due to changes in balances on in-force policies (which include fair value changes on FVTPL assets supporting insurance contract liabilities) and balances arising from new policies, partially offset by the impacts of foreign exchange translation.

Total shareholders' equity, including preferred share capital, was $24.5 billion as at December 31, 2020, compared to $23.4 billion as at December 31, 2019. The increase of $1.1 billion in total shareholders' equity was primarily due to:
(i)shareholders' net income of $2,498 million, before preferred share dividends of $94 million;
(ii)net unrealized gains on AFS assets in OCI of $319 million; partially offset by
(iii)common share dividend payments of $1,283 million;
(iv)a decrease of $204 million from the impacts of foreign exchange translation; and
(v)a decrease of $200 million from the repurchase and cancellation of common shares.

(1)    Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, which excludes amounts attributable to participating policyholders.
Management’s Discussion and Analysis         Sun Life Financial Inc.     December 31, 2020    73

ii. Off-Balance Sheet Arrangements
In the normal course of business, we are engaged in a variety of financial arrangements. The principal purposes of these arrangements are to earn management fees and additional spread on a matched book of business and to reduce financing costs.

While most of these activities are reflected on our balance sheet with respect to assets and liabilities, certain of them are either not recorded on our balance sheet or are recorded on our balance sheet in amounts that differ from the full contract or notional amounts. The types of off-balance sheet activities we undertake primarily include asset securitizations and securities lending.
Asset Securitizations
In the past, we sold mortgage or bond assets to non-consolidated structured entities, which may also purchase investment assets from third parties. Our securitized AUM held by these non-consolidated structured entities were $nil as at December 31, 2020 and less than $1 million as at December 31, 2019.

However, the majority of our securitization activities are recorded on our Consolidated Statements of Financial Position. We securitize multi-residential mortgages under the National Housing Act Mortgage-Backed Securities program sponsored by the CMHC. The securitization of the multi-residential mortgages with the CMHC does not qualify for de-recognition and remains on our Consolidated Statements of Financial Position. Additional information on this program can be found in Note 5 of our 2020 Annual Consolidated Financial Statements.
Securities Lending
We lend securities in our investment portfolio to other institutions for short periods to generate additional fee income. We conduct our program only with well-established, reputable banking institutions that carry a minimum credit rating of "AA". Collateral, which exceeds the fair value of the loaned securities, is deposited by the borrower with a lending agent, usually a securities custodian, and maintained by the lending agent until the underlying security has been returned to us. We monitor the fair value of the loaned securities on a daily basis with additional collateral obtained or refunded as the fair value fluctuates. Certain arrangements allow us to invest the cash collateral received for the securities loaned. Loaned securities are recognized in our Consolidated Statements of Financial Position as Invested Assets. As at December 31, 2020, we loaned securities with a carrying value of $2.0 billion for which the collateral held was $2.1 billion. This is consistent to loaned securities of $2.0 billion, with collateral of $2.1 billion as at December 31, 2019. Of the collateral held, we held cash collateral of $306 million as at December 31, 2020 ($nil as at December 31, 2019), which is recognized on our Consolidated Statements of Financial Position.
iii. Goodwill and Intangibles Impairment
The Company completed its annual goodwill and indefinite life intangible asset impairment testing in the fourth quarter of 2020. There were no goodwill impairment charges in 2020 or 2019. Impairment charges on intangible assets of $11 million were recognized in 2020 and there were impairment charges of $15 million in 2019.
iv. Commitments, Guarantees, Contingencies and Reinsurance Matters
In the normal course of business, we enter into leasing agreements, outsourcing arrangements and agreements involving indemnities to third parties. We are also engaged in arbitration proceedings from time to time with certain companies that have contracts to provide reinsurance to the Company. Information regarding our commitments, guarantees and contingencies are summarized in Note 23 of our 2020 Annual Consolidated Financial Statements. A table summarizing our significant financial liabilities and contractual obligations can be found in this MD&A in the section J - Risk Management - 9 - Risk Categories - vi - Liquidity Risk.
74    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

4. Fourth Quarter 2020 Profitability
The following table reconciles our net income measures and sets out the impacts that other notable items had on our net income in the fourth quarter of 2020 and 2019. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

	Q4'20	Q4'19
($ millions, after-tax)
Reported net income	744	719
Less: Market-related impacts(1)	20	18
Assumption changes and management actions(1)	(42)	(15)
Other adjustments(1)	(96)	(76)
Underlying net income(2)	862	792
Reported ROE(2)	13.3%	13.6%
Underlying ROE(2)	15.4%	15.0%
Experience-related items(3)
Investing activity	3	34
Credit	18	47
Mortality	(4)	(3)
Morbidity	24	(47)
Policyholder behaviour	(18)	(6)
Expenses	(53)	(45)
Other experience	(1)	(6)

(1)    Represents an adjustment made to arrive at a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)    Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.
(3)    Experience-related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

Reported net income increased by $25 million or 3% in the fourth quarter of 2020 compared to the same period in 2019, driven by the change in underlying net income of $70 million, partially offset by unfavourable ACMA impacts in the U.S. and higher fair value adjustments on MFS's share-based payment awards. Underlying net income increased driven by business growth, favourable morbidity experience related to Canada and the U.S., partially offset by lower investing activity reflecting losses in Canada in the current quarter due to asset repositioning, lower AFS gains reflecting an impairment in Asia, and less favourable credit experience in Asia and the U.S. Across the Company, mortality experience was in line with the prior year, as unfavourable experience in Canada was offset by favourable experience in Corporate. Furthermore, in the U.S., the unfavourable impact of COVID-19 claims in 2020 was comparable to the impacts of large case claims in In-force Management in the fourth quarter of 2019.

In the fourth quarter of 2020, our effective income tax rates on reported net income and underlying net income were 5.8% and 15.2%, respectively, compared to 10.8% and 13.9%, respectively, in the fourth quarter of 2019. Our effective tax rate on reported net income reflects favourable tax-exempt investment income within market-related impacts. Our effective tax rate on underlying net income in the fourth quarter of 2020 was within our expected range of 15% to 20%. In the fourth quarter of 2019, our effective tax rate on underlying net income was below our expected range, primarily due to higher tax-exempt investment income.

Management’s Discussion and Analysis         Sun Life Financial Inc.     December 31, 2020    75

Performance by Business Group - Fourth Quarter
We manage our operations and report our financial results in five business segments. The following section describes the operations and financial performance of Canada, U.S., Asset Management, Asia and Corporate.

The following table sets out the differences between our reported net income (loss) and underlying net income (loss) by business group.

	Q4'20
($ millions, after-tax)	Canada	U.S.	Asset Management	Asia	Corporate	Total
Reported net income (loss)	255	88	267	132	2	744
Less: Market-related impacts(1)	15	2	—	3	—	20
Assumption changes and management actions(1)	(3)	(60)	—	21	—	(42)
Other adjustments(1)	—	(2)	(66)	(8)	(20)	(96)
Underlying net income (loss)(2)	243	148	333	116	22	862
	Q4'19
($ millions, after-tax)	Canada	U.S.	Asset Management	Asia	Corporate	Total
Reported net income (loss)	275	131	228	136	(51)	719
Less: Market-related impacts(1)	6	—	—	5	7	18
Assumption changes and management actions(1)	(1)	(3)	—	(11)	—	(15)
Other adjustments(1)	6	(3)	(53)	(1)	(25)	(76)
Underlying net income (loss)(2)	264	137	281	143	(33)	792

(1)    Represents an adjustment made to arrive at a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)    Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

Canada
Canada's reported net income decreased by $20 million in the fourth quarter of 2020 compared to the same period in 2019, reflecting the change in underlying net income of $21 million, Market-related impacts in reported net income were in line with the prior year, reflecting favourable equity market impacts offset by changes in the fair value of investment properties and interest rate impacts. Underlying net income decreased reflecting investing activity losses due to asset repositioning in the current quarter, unfavourable expense and mortality experience, partially offset by improved morbidity experience and business growth. Unfavourable expense experience was largely driven by our continued investments in digital and GB operations.

U.S.
U.S.'s reported net income decreased by US$33 million ($43 million) or 33% (33%) in the fourth quarter of 2020 compared to the same period in 2019, reflecting unfavourable ACMA impacts relating to a new reinsurance agreement in In-force Management. Underlying net income increased by US$8 million ($11 million) or 8% (8%), driven by favourable morbidity experience in medical stop-loss, higher net investment returns on surplus and business growth, partially offset by less favourable credit experience and unfavourable expense experience. Unfavourable mortality experience in the quarter was in line with prior year, driven by current year COVID-19-related claims in employee benefits as compared to losses from large case claims in In-force Management in the fourth quarter of 2019.The impacts of foreign exchange translation decreased reported net income and underlying net income by $1 million and $2 million, respectively. The trailing four-quarter after-tax profit margin for Group Benefits(1) was 8.0% as of the fourth quarter of 2020, compared to 7.3% as of the fourth quarter of 2019.

Asset Management
Asset Management's reported net income increased by $39 million or 17% in the fourth quarter of 2020 compared to the same period in 2019, driven by the change in underlying net income of $52 million, partially offset by higher fair value adjustments on MFS’s share-based payment awards and higher acquisition and integration costs. Underlying net income increased driven by higher ANA in MFS and higher results due to the BGO and InfraRed acquisitions. The impacts of foreign exchange translation decreased reported net income and decreased underlying net income $3 million and $4 million, respectively.

In U.S. dollars, MFS's reported net income was US$194 million in the fourth quarter of 2020, an increase of $21 million or 12% compared to the same period in 2019, driven by the change in underlying net income of US$29 million, partially offset by higher fair value adjustments on MFS's share-based payment awards. Underlying net income of US$230 million increased driven by higher ANA. Pre-tax net operating profit margin ratio for MFS for the fourth quarter of 2020 was 41%, compared to 40% for the fourth quarter of 2019.

SLC Management's reported net income was $14 million in the fourth quarter of 2020, an increase of $15 million compared to the same period in 2019, driven by the change in underlying net income of $19 million partially offset by higher acquisition and integration costs. Underlying net income of $34 million increased driven by results from the BGO and InfraRed acquisitions.

(1)    Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.
76    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

Asia
Asia's reported net income decreased by $4 million or 3% in the fourth quarter of 2020 compared to the same period in 2019, reflecting the change in underlying net income of $27 million, offset by favourable ACMA impacts. Underlying net income decreased reflecting an AFS impairment of $20 million related to an investment in a fund managed by our joint venture in India and less favourable credit experience, partially offset by favourable expense experience and higher new business gain in International Hubs. The impacts of foreign exchange translation increased reported net income and underlying net income by $2 million and $3 million, respectively.

Corporate
Corporate's reported net income increased by $53 million in the fourth quarter of 2020 compared to the same period in 2019 driven by the increase in underlying net income of $55 million. Underlying net income increased driven by higher earnings in the run-off businesses, improved expense experience and lower project spend in Corporate Support, and higher investing activity in the UK. The impacts of foreign exchange translation were in line with the prior year for reported net income and underlying net income.
5. Fourth Quarter 2020 Growth
Revenue was $11.6 billion in the fourth quarter of 2020, an increase of $3.1 billion or 37% compared to the same period in 2019, driven by increases in the fair value of FVTPL assets and net premium revenue. The impacts of foreign exchange translation decreased revenue by $35 million.

Premiums and deposits increased by 18% in the fourth quarter of 2020 compared to the same period in 2019, excluding the unfavourable impacts of foreign exchange translation, driven by increased mutual fund sales, managed fund sales and segregated fund deposits.
6. Previous Quarters
The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our Interim and Annual MD&A for the relevant periods.

	Quarterly results
($ millions, unless otherwise noted)	Q4'20	Q3'20	Q2'20	Q1'20	Q4'19	Q3'19	Q2'19	Q1'19
Total revenue	11,649	10,032	15,186	6,470	8,525	9,616	10,146	11,392
Common shareholders' net income (loss)
Reported	744	750	519	391	719	681	595	623
Underlying(1)	862	842	739	770	792	809	739	717
Diluted EPS ($)
Reported	1.27	1.28	0.88	0.67	1.22	1.15	1.00	1.04
Underlying(1)	1.47	1.44	1.26	1.31	1.34	1.37	1.24	1.20
Basic reported EPS ($)
Reported	1.27	1.28	0.89	0.67	1.22	1.15	1.00	1.04
Reported net income (loss) by segment
Canada	255	387	117	(42)	275	223	148	237
U.S.	88	(113)	118	164	131	(186)	94	124
Asset Management	267	251	223	239	228	221	229	219
Asia	132	236	126	100	136	170	134	80
Corporate	2	(11)	(65)	(70)	(51)	253	(10)	(37)
Total reported net income (loss)	744	750	519	391	719	681	595	623
Underlying net income (loss) by segment(1)
Canada(1)	243	293	281	256	264	268	243	237
U.S.(1)	148	136	123	161	137	135	110	150
Asset Management(1)	333	294	259	242	281	251	245	227
Asia(1)	116	164	144	155	143	138	147	122
Corporate(1)	22	(45)	(68)	(44)	(33)	17	(6)	(19)
Total underlying net income (loss)(1)	862	842	739	770	792	809	739	717

(1)    Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

Third Quarter 2020
Reported net income was $750 million in the third quarter of 2020, an increase of $69 million or 10% compared to the same period in 2019, driven by favourable market-related impacts and lower acquisition costs, partially offset by unfavourable ACMA and fair value adjustments on MFS's share-based payment awards. Favourable market-related impacts were predominantly driven by interest rates and the rise in equity markets, partially offset by changes in the fair value of investment properties. Underlying net income was $842 million in the third quarter of 2020, an increase of $33 million or 4%, compared to the same period in 2019, driven by business growth, favourable results in GB in Canada, favourable morbidity experience in the U.S., higher new business gains and higher investing activity, partially offset by tax matters that were favourable in the third quarter of 2019, unfavourable credit experience, lower net investment returns on surplus, unfavourable mortality experience and lower available-for-sale gains.

Management’s Discussion and Analysis         Sun Life Financial Inc.     December 31, 2020    77

Second Quarter 2020
Reported net income decreased by $76 million or 13% in the second quarter of 2020 compared to the same period in 2019, reflecting unfavourable market-related impacts and impacts from fair value adjustments on MFS's share-based payments, partially offset by ACMA. Unfavourable market-related impacts reflected interest rate impacts and changes in the fair value of investment properties, partially offset by equity market impacts. Underlying net income was in line with the same period in 2019, with positive impacts from business growth, investing activity, morbidity experience and higher net investment returns on surplus, largely offset by unfavourable tax impacts, credit experience and expense experience.

First Quarter 2020
Reported net income decreased by $232 million or 37% in the first quarter of 2020 compared to the same period in 2019, reflecting unfavourable market-related and ACMA impacts and higher acquisition, integration and restructuring costs, partially offset by favourable fair value adjustments on MFS's share-based payment awards. Market-related impacts predominantly reflected the decline in equity markets, partially offset by the impact of credit spreads. Underlying net income increased by $53 million or 7%, driven by higher investing activity in Canada and the U.S., business growth, higher AFS gains, higher new business gains and improved credit experience compared to the first quarter of 2019. These were partially offset by lower net investment returns on surplus in Canada and Corporate, unfavourable expense and mortality experience, less favourable morbidity experience and unfavourable other experience.

Fourth Quarter 2019
Reported net income increased by $139 million or 24% in the fourth quarter of 2019 compared to the same period in 2018, driven by favourable market-related impacts, primarily from equity markets, partially offset by higher fair value adjustments on MFS’s share-based payment awards, unfavourable ACMA impacts and higher acquisition, integration and restructuring costs. Underlying net income increased by $74 million or 10%, driven by business growth, tax benefits in Corporate and favourable credit experience, partially offset by unfavourable morbidity experience in Canada and unfavourable expense experience, predominantly resulting from higher incentive compensation costs reported in Corporate.

Third Quarter 2019
Reported net income increased by $114 million or 20% in the third quarter of 2019 compared to the same period in 2018, driven by improved impacts from ACMA, partially offset by unfavourable market-related impacts, predominantly from interest rates, and higher acquisition costs related to the BGO acquisition. Underlying net income increased by $79 million or 11% in the third quarter of 2019, compared to the same period in 2018, which includes the favourable impact of tax matters from prior years of $78 million - $58 million in Corporate and $20 million in Canada. Underlying net income also reflected business growth, favourable credit experience, a gain from a mortgage investment prepayment in the U.S. and higher available-for-sale gains, offset by unfavourable morbidity experience in Canada and the U.S., and lower investing activity gains.

Second Quarter 2019
Reported net income of $595 million in the second quarter of 2019 decreased $111 million compared to the second quarter of 2018, primarily reflecting unfavourable market-related and ACMA impacts. Underlying net income in the second quarter of 2019 increased $10 million to $739 million compared to the same period in 2018, primarily driven by business growth, favourable expense experience and benefits from tax-related items primarily in the U.S., partially offset by unfavourable morbidity experience in Canada and the U.S., lower new business gains in International in Asia and lower AFS gains in the U.S.

First Quarter 2019
Reported net income of $623 million in the first quarter of 2019 decreased $46 million from the first quarter of 2018, while underlying net income decreased $53 million to $717 million. This variance was primarily due to interest on par seed capital of $110 million in the first quarter of 2018 and unfavourable credit experience, partially offset by favourable mortality, policyholder behaviour, investing activity gains, morbidity experience and other experience.

L. Non-IFRS Financial Measures
i. Underlying Net Income and Underlying EPS
Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from reported net income (loss) the impacts of the following items that create volatility in our results under IFRS and when removed assist in explaining our results from period to period:
(a)    market-related impacts that differ from our best estimate assumptions, which include: (i) impacts of returns in equity markets, net of hedging, for which our best estimate assumptions are approximately 2% per quarter. This also includes the impacts of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees; (ii) the impacts of changes in interest rates in the reporting period and on the value of derivative instruments used in our hedging programs including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; and (iii) the impacts of changes in the fair value of investment properties in the reporting period;
(b)    assumption changes and management actions, which include: (i) the impacts of revisions to the methods and assumptions used in determining our liabilities for insurance contracts and investment contracts, and (ii) the impacts on insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities; and

78    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

(c)    other adjustments:
(i)certain hedges in Canada that do not qualify for hedge accounting - this adjustment enhances the comparability of our net income from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges;
(ii)fair value adjustments on MFS's share-based payment awards that are settled with MFS's own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased - this adjustment enhances the comparability of MFS's results with publicly traded asset managers in the United States;
(iii)acquisition, integration and restructuring costs (including impacts related to acquiring and integrating acquisitions); and
(iv)other items that are unusual or exceptional in nature.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated. As noted below, underlying EPS excludes the dilutive impacts of convertible instruments.

The following table sets out the amounts that were excluded from our underlying net income (loss) and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS. A reconciliation of our underlying net income to our reported net income for the fourth quarters of 2020 and 2019 is provided in this MD&A in section K - Additional Financial Disclosure - 4 - Fourth Quarter 2020 Profitability.
Reconciliations of Select Net Income Measures

($ millions, unless otherwise noted)	2020	2019
Reported net income	2,404	2,618
Market-related impacts
Equity market impacts
Impacts from equity market changes	(34)	120
Basis risk impacts	(109)	7
Equity market impacts	(143)	127
Interest rate impacts(1)
Impacts of interest rate changes	(187)	(307)
Impacts of credit spread movements	(35)	(45)
Impacts of swap spread movements	8	4
Interest rate impacts	(214)	(348)
Impacts of changes in the fair value of investment properties	(104)	(16)
Less: Market-related impacts	(461)	(237)
Less: Assumption changes and management actions	(143)	(46)
Other adjustments
Certain hedges in Canada that do not qualify for hedge accounting	4	(5)
Fair value adjustments on MFS's share-based payment awards	(92)	(64)
Acquisition, integration and restructuring(2)	(117)	(87)
Less: Total of other adjustments	(205)	(156)
Underlying net income	3,213	3,057
Reported EPS (diluted) ($)	4.10	4.40
Less: Market-related impacts ($)	(0.80)	(0.39)
Assumption changes and management actions ($)	(0.24)	(0.08)
Certain hedges in Canada that do not qualify for hedge accounting ($)	0.01	(0.01)
Fair value adjustments on MFS's share-based payment awards ($)	(0.16)	(0.11)
Acquisition, integration and restructuring ($)	(0.20)	(0.15)
Impact of convertible securities on diluted EPS ($)	—	(0.02)
Underlying EPS (diluted) ($)	5.49	5.16

(1)    Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations.
(2)    Amounts relate to acquisition costs for the BGO acquisition and the InfraRed acquisition, which include the unwinding of the discount for the Other financial liabilities of $47 million and $16 million in 2020 and in 2019, respectively. As a result of various projects to simplify our organizational structure and drive efficiencies, we recorded a restructuring charge of $48 million and $25 million in 2020 and in 2019, respectively.

Management’s Discussion and Analysis         Sun Life Financial Inc.     December 31, 2020    79

The following table shows the pre-tax amount of underlying net income adjustments:

($ millions, unless otherwise noted)	2020	2019
Reported net income (after tax)	2,404	2,618
Underlying net income adjustments (pre-tax):
Less: Market-related impacts	(716)	(383)
Assumption changes and management actions	(214)	(127)
Other adjustments	(290)	(237)
Total underlying net income adjustments (pre-tax)	(1,220)	(747)
Tax-related to underlying net income adjustments	411	308
Underlying net income (after tax)	3,213	3,057

Tax related to underlying net income adjustments may vary from the expected effective tax rate range reflecting the mix of business based on the Company's international operations. The aggregate tax effect depends on whether the underlying adjustment increases and reductions to pre-tax income occurred in high or low tax jurisdictions.
ii. Additional Non-IFRS Measures
Management also uses the following non-IFRS financial measures:
Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE and underlying ROE, respectively, reported net income (loss) and underlying net income (loss) is divided by the total weighted average common shareholders' equity for the period. The quarterly ROE is annualized.

Financial leverage ratio. This total debt to total capital ratio is ratio of debt plus preferred shares to total capital, where debt consists of all capital qualifying debt securities. Capital qualifying debt securities consist of subordinated debt and innovative capital instruments.

Dividend payout ratio. This is the ratio of dividends paid per share to diluted underlying EPS for the period.

Sales. In Canada, insurance sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In the U.S., insurance sales consist of sales by Group Benefits. In Asia, insurance sales consist of the individual and group insurance sales by our subsidiaries and joint ventures and associates, based on our proportionate equity interest, in the Philippines, Indonesia, India, China, Malaysia, Vietnam, International and Hong Kong; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales by our India and China insurance joint ventures and associates, and Aditya Birla Sun Life AMC Limited's equity and fixed income mutual fund sales based on our proportionate equity interest, including sales as reported by our bank distribution partners. Asset Management sales consist of gross sales (inflows) for retail and institutional Clients; unfunded commitments are not included in sales. When sales are disclosed excluding the impacts of foreign exchange translation, this provides greater comparability across reporting periods. There is no directly comparable IFRS measure.

Value of New Business. VNB represents the present value of our best estimate of future distributable earnings, net of the cost of capital, from new business contracts written in a particular time period, except new business in our Asset Management pillar. The assumptions used in the calculations are generally consistent with those used in the valuation of our insurance contract liabilities except that discount rates used approximate theoretical return expectations of an equity investor. Capital required is based on the higher of Sun Life Assurance's LICAT operating target and local (country specific) operating target capital. VNB is a useful metric to evaluate the present value created from new business contracts. There is no directly comparable IFRS measure.

Pre-tax net operating profit margin ratio for MFS. This ratio is a measure of the profitability of MFS, which excludes the impacts of fair value adjustments on MFS's share-based payment awards, investment income, and certain commission expenses that are offsetting. These commission expenses are excluded in order to neutralize the impacts these items have on the pre-tax net operating profit margin ratio and have no impact on the profitability of MFS. There is no directly comparable IFRS measure.

After-tax profit margin for U.S. Group Benefits. This ratio assists in explaining our results from period to period and is a measure of profitability that expresses U.S. employee benefits and medical stop-loss underlying net income as a percentage of net premiums. This ratio is calculated by dividing underlying net income (loss) by net premiums for the trailing four quarters. There is no directly comparable IFRS measure.

Impacts of foreign exchange translation. Items impacting our Consolidated Statements of Operations, such as Revenue, Benefits and expenses, and Total net income (loss), are translated into Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, such as Assets and Liabilities, period end rates are used for currency translation purposes.

Assumption changes and management actions. In this document, the impacts of ACMA on shareholders' net income (after-tax) is included in reported net income and is excluded in calculating underlying net income, as described in Section D - Profitability in this document.

Note 10.A of our 2020 Annual Consolidated Financial Statements shows the pre-tax impacts of method and assumption changes on shareholders' and participating policyholders' insurance contract liabilities net of reinsurance assets, excluding changes in other policy liabilities and assets.

80    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

The view in this document of ACMA is the impacts on shareholders' reported net income (after tax). The Annual Consolidated Financial Statement view is a component of the change in total company liabilities. The following table provides a reconciliation of the differences between the two measures:

($ millions)	2020	2019
Impacts of method and assumption changes on insurance contract liabilities (pre-tax)(1)	(116)	(13)
Less: Participating policyholders(2)	54	1
Impacts of method and assumption changes excluding participating policyholders (pre-tax)	(170)	(14)
Less: Tax	(64)	(59)
Impacts of method and assumption changes excluding participating policyholders (after-tax)	(106)	45
Add: Management actions (after-tax)(3)(4)	(65)	19
Other (after-tax)(5)	28	(110)
Assumption changes and management actions (after-tax)(4)(6)(7)	(143)	(46)

(1)    Note 10.A of our 2020 Annual Consolidated Financial Statements shows the pre-tax impacts of method and assumption changes on shareholders' and participating policyholders' insurance contract liabilities net of reinsurance assets, excluding changes in other policy liabilities and assets, whereas the amounts shown in the table above are the shareholders' income impacts related to the amount shown in Note 10.A of our 2020 Annual Consolidated Financial Statements.
(2)    Adjustment to remove the pre-tax impacts of method and assumption changes on amounts attributed to participating policyholders.
(3)    Adjustment to include the after-tax impacts of management actions on insurance contract liabilities and investment contract liabilities which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities.
(4) In the third quarter of 2020, ACMA includes an after-tax loss of $10 million relating to the impact from the repayment of a senior financing obligation related to U.S. statutory regulatory capital requirements for In-force Management. The transaction mainly comprises of the benefit of an unwind fee of $15 million, more than offset by the net impact from the liquidation of the investment portfolio of $47 million. The latter includes a loss on the termination of derivatives and realized AFS gains on the disposal of debt securities of $270 million and $223 million ($342 million and $282 million, on a pre-tax basis), respectively. See section K - Additional Financial Disclosure in this document.
(5)    Adjustments to include the after-tax impacts of method and assumption changes on investment contracts and other policy liabilities.
(6)    Includes the tax impacts of ACMA on insurance contract liabilities and investment contract liabilities, reflecting the tax rates in the jurisdictions in which we do business.
(7)    ACMA is included in reported net income and is excluded in calculating underlying net income, as described in section D - Profitability - 2020 vs. 2019 in this document.

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, insurance sales, and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM, and assets under administration; (iii) VNB, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) ACMA, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, OSFI.

M. Accounting and Control Matters
1. Critical Accounting Policies and Estimates
Our significant accounting and actuarial policies are described in Note 1, 2, 3, 5, 6, 7 and 10 of our 2020 Annual Consolidated Financial Statements. Management must make judgments involving assumptions and estimates, some of which may relate to matters that are inherently uncertain, under these policies. The estimates described below are considered particularly significant to understanding our financial performance. As part of our financial control and reporting, judgments involving assumptions and estimates are reviewed by the independent auditor and by other independent advisors on a periodic basis. Accounting policies requiring estimates are applied consistently in the determination of our financial results.
Benefits to Policyholders
General
The liabilities for insurance contracts represent the estimated amounts which, together with estimated future premiums and net investment income, will provide for outstanding claims, estimated future benefits, policyholders' dividends, taxes (other than income taxes), and expenses on in-force insurance contracts.

In determining our liabilities for insurance contracts, assumptions must be made about mortality and morbidity rates, lapse and other policyholder behaviour, interest rates, equity market performance, asset default, inflation, expenses, and other factors over the life of our products. Most of these assumptions relate to events that are anticipated to occur many years in the future. Assumptions require significant judgment and regular review and, where appropriate, revision.

We use best estimate assumptions for expected future experience and apply margins for adverse deviations to provide for uncertainty in the choice of the best estimate assumptions. The amount of insurance contract liabilities related to the application of margins for adverse deviations to best estimate assumptions is called a provision for adverse deviations.
Management’s Discussion and Analysis         Sun Life Financial Inc.     December 31, 2020    81

Best Estimate Assumptions
Best estimate assumptions are intended to be current, neutral estimates of the expected outcome as guided by Canadian actuarial standards of practice. The choice of best estimate assumptions takes into account current circumstances, past experience data (Company and/or industry), the relationship of past to expected future experience, anti-selection, the relationship among assumptions, and other relevant factors. For assumptions on economic matters, the assets supporting the liabilities and the expected policy for asset-liability management are relevant factors.

Margins for Adverse Deviations
The appropriate level of margin for adverse deviations on an assumption is guided by Canadian actuarial standards of practice. For most assumptions, the standard range of margins for adverse deviations is 5% to 20% of the best estimate assumption, and the actuary chooses from within that range based on a number of considerations related to the uncertainty in the determination of the best estimate assumption. The level of uncertainty, and hence the margin chosen, will vary by assumption and by line of business and other factors. Considerations that would tend to indicate a choice of margin at the high end of the range include:
•The statistical credibility of the Company's experience is too low to be the primary source of data for choosing the best estimate assumption
•Future experience is difficult to estimate
•The cohort of risks lacks homogeneity
•Operational risks adversely impact the ability to estimate the best estimate assumption
•Past experience may not be representative of future experience and the experience may deteriorate

Provisions for adverse deviations in future interest rates are included by testing a number of scenarios of future interest rates, some of which are prescribed by Canadian actuarial standards of practice, and determining the liability based on the range of possible outcomes. A scenario of future interest rates includes, for each forecast period between the statement of financial position date and the last liability cash flow, interest rates for risk-free assets, premiums for asset default, rates of inflation, and an investment strategy consistent with the Company's investment policy. The starting point for all future interest rate scenarios is consistent with the current market environment. If few scenarios are tested, the liability would be at least as great as the largest of the outcomes. If many scenarios are tested, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile.

Provisions for adverse deviations in future equity returns are included by scenario testing or by applying margins for adverse deviations. In blocks of business where the valuation of liabilities uses scenario testing of future equity returns, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile. In blocks of business where the valuation of liabilities does not use scenario testing of future equity returns, the margin for adverse deviations on common share dividends is between 5% and 20%, and the margin for adverse deviations on capital gains would be 20% plus an assumption that those assets reduce in value by 20% to 50% at the time when the reduction is most adverse. A 30% reduction is appropriate for a diversified portfolio of North American common shares and, for other portfolios, the appropriate reduction depends on the volatility of the portfolio relative to a diversified portfolio of North American common shares.

In choosing margins, we ensure that, when taken one at a time, each margin is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption, and also that, in aggregate, the cumulative impact of the margins for adverse deviations is reasonable with respect to the total amount of our insurance contract liabilities. Our margins are generally stable over time and are generally only revised to reflect changes in the level of uncertainty in the best estimate assumptions. Our margins tend to be at the high end of the range for expenses and in the mid-range or higher for other assumptions. When considering the aggregate impact of margins, the actuary assesses the consistency of margins for each assumption across each block of business to ensure there is no double counting or omission and to avoid choosing margins that might be mutually exclusive. In particular, the actuary chooses similar margins for blocks of business with similar characteristics, and also chooses margins that are consistent with other assumptions, including assumptions about economic factors. The actuary is guided by Canadian actuarial standards of practice in making these professional judgments about the reasonableness of margins for adverse deviations.

The best estimate assumptions and margins for adverse deviations are reviewed at least annually and revisions are made when appropriate. The choice of assumptions underlying the valuation of insurance contract liabilities is subject to external actuarial peer review.
Critical Accounting Estimates
Significant factors affecting the determination of policyholders' benefits, the methodology by which they are determined, their significance to the Company's financial condition and results of operations are described below.

Non-fixed Income Market Movements
We are exposed to equity markets through our segregated fund products (including variable annuities) that provide guarantees linked to underlying fund performance and through insurance products where the insurance contract liabilities are supported by non-fixed income assets.

For segregated fund products (including variable annuities), we have implemented hedging programs involving the use of derivative instruments to mitigate a large portion of the equity market risk associated with the guarantees. The cost of these hedging programs is reflected in the liabilities. The equity market risk associated with anticipated future fee income is not hedged.

The majority of non-fixed income assets that are designated as FVTPL support our participating and universal life products where investment returns are passed through to policyholders through routine changes in the amount of dividends declared or in the rate of interest credited. In these cases, changes in non-fixed income asset values are largely offset by changes in insurance contract liabilities.

82    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

Interest Rates
We generally maintain distinct asset portfolios for each major line of business. In the valuation of insurance contract liabilities, the future cash flows from insurance contracts and the assets that support them are projected under a number of interest rate scenarios, some of which are prescribed by Canadian actuarial standards of practice. Reinvestments and disinvestments take place according to the specifications of each scenario, and the liability is set based on the range of possible outcomes.

For certain products, including participating insurance and certain forms of universal life policies and annuities, policyholders share investment performance through routine changes in the amount of dividends declared or in the rate of interest credited. These products generally have minimum interest rate guarantees.

Hedging programs are in place to help mitigate the impact of interest rate movements.

Mortality
Mortality refers to the rates at which death occurs for defined groups of people. Life insurance mortality assumptions are generally based on the past five to ten years of experience. Our experience is combined with industry experience where our own experience is insufficient to be statistically valid. Assumed mortality rates for life insurance and annuity contracts include assumptions about future mortality improvement based on recent trends in population mortality and our outlook for future trends.

Morbidity
Morbidity refers to both the rates of accident or sickness and the rates of recovery therefrom. Most of our disability insurance is marketed on a group basis. We offer critical illness policies on an individual basis in Canada and Asia, long-term care on an individual basis in Canada, and medical stop-loss insurance is offered on a group basis in the U.S. In Canada, group morbidity assumptions are based on our five-year average experience, modified to reflect any emerging trend in recovery rates. For long-term care and critical illness insurance, assumptions are developed in collaboration with our reinsurers and are largely based on their experience. In the U.S., our experience is used for both medical stop-loss and disability assumptions, with some consideration of industry experience.

Policy Termination Rates
Policyholders may allow their policies to lapse prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by surrendering their policy for the cash surrender value. Assumptions for lapse experience on life insurance are generally based on our five-year average experience. Lapse rates vary by plan, age at issue, method of premium payment, and policy duration.

Premium Payment Patterns
For universal life contracts, it is necessary to set assumptions about premium payment patterns. Studies prepared by industry or the actuarial profession are used for products where our experience is insufficient to be statistically valid. Premium payment patterns usually vary by plan, age at issue, method of premium payment, and policy duration.

Expense
Future policy-related expenses include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements, and related indirect expenses and overhead. Expense assumptions are mainly based on our recent experience using an internal expense allocation methodology. Inflationary increases assumed in future expenses are consistent with the future interest rates used in scenario testing.

Asset Default
As required by Canadian actuarial standards of practice, insurance contract liabilities include a provision for possible future default of the assets supporting those liabilities. The amount of the provision for asset default included in the insurance contract liabilities is based on possible reductions in future investment yield that vary by factors such as type of asset, asset credit quality (rating), duration, and country of origin. The asset default assumptions are comprised of a best estimate plus a margin for adverse deviations, and are intended to provide for loss of both principal and income. Best estimate asset default assumptions by asset category and geography are derived from long-term studies of industry experience and the Company's experience. Margins for adverse deviation are chosen from the standard range (of 25% to 100%) as recommended by Canadian actuarial standards of practice based on the amount of uncertainty in the choice of best estimate assumption. The credit quality of an asset is based on external ratings if available (public bonds) and internal ratings if not (mortgages and loans). Any assets without ratings are treated as if they are rated below investment grade.

In contrast to asset impairment provisions and changes in FVTPL assets arising from impairments, both of which arise from known credit events, the asset default provision in the insurance contract liabilities covers losses related to possible future (unknown) credit events. Canadian actuarial standards of practice require the asset default provision to be determined taking into account known impairments that are recognized elsewhere on the statement of financial position. The asset default provision included in the insurance contract liabilities is reassessed each reporting period in light of impairments, changes in asset quality ratings, and other events that occurred during the period.
Sensitivities to Best Estimate Assumptions
The sensitivities presented below are forward-looking statements. They include measures of our estimated shareholders' net income sensitivity to changes in the best estimate assumptions in our insurance contract liabilities based on a starting point and business mix as at December 31, 2020 and as at December 31, 2019, reflecting the update of actuarial method and assumption changes described in this MD&A under the heading Assumption Changes and Management Actions and, where appropriate, taking into account hedging programs in place as at December 31, 2020 and December 31, 2019 described in this MD&A under the heading Market Risk. These sensitivities represent the Company's estimate of changes in best estimate assumptions that are reasonably likely based on the Company's and/or the industry's historical experience and industry standards and best practices as at December 31, 2020 and December 31, 2019.
Management’s Discussion and Analysis         Sun Life Financial Inc.     December 31, 2020    83

Changes to the starting point for interest rates, equity market prices and business mix will result in different estimated sensitivities. Additional information regarding equity and interest rate sensitivities, including key assumptions, can be found under the heading J - Risk Management - 9 - Risk Categories - Market Risk Sensitivities in this document.

The following table sets out the estimated immediate impact on, or sensitivity of, our common shareholders' net income attributable to certain changes in best estimate assumptions as at December 31, 2020 and December 31, 2019:

Critical Accounting Estimate	Sensitivity	2020	2019
($ millions, after-tax)
Mortality	2% increase in the best estimate assumption for insurance products	(25)	(35)
	2% decrease in the best estimate assumption for annuity products	(150)	(135)
Morbidity	5% adverse change in the best estimate assumption	(250)	(205)
Policy Termination Rates	10% decrease in the termination rate - where fewer terminations would be financially adverse	(295)	(265)
	10% increase in the termination rate - where more terminations would be financially adverse	(200)	(195)
Operating Expenses and Inflation	5% increase in unit maintenance expenses	(175)	(170)
Real Estate	1% reduction in assumed future real estate returns	(495)	(455)
Equities	1% reduction in assumed future equity returns	(235)	(195)

Fair Value of Assets and Liabilities
Debt securities, equity securities and certain other invested assets are designated as FVTPL or AFS and are recorded at fair value in our Consolidated Statements of Financial Position. Changes in fair value of assets designated as FVTPL, and realized gains and losses on sale of FVTPL assets are recorded in income. Changes in fair value of AFS assets are recorded in OCI. For foreign currency translation, exchange differences calculated on the amortized cost of AFS debt securities are recognized in income and other changes in carrying amount are recognized in OCI. The exchange differences from the translation of AFS equity securities and other invested assets are recognized in OCI. Net impairment losses and realized gains and losses on sale of AFS assets are reclassified from OCI to income.

The fair value of government and corporate debt securities is determined using quoted prices in active markets for identical or similar securities. When quoted prices in active markets are not available, fair value is determined using market standard valuation methodologies, which include discounted cash flow analysis, consensus pricing from various broker dealers that are typically the market makers, or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are determined primarily using observable market inputs, which include, but are not limited to, benchmark yields, reported trades of identical or similar instruments, broker-dealer quotes, issuer spreads, bid prices, and reference data including market research publications. In limited circumstances, non-binding broker quotes are used.

The fair value of asset-backed securities is determined using quoted prices in active markets for identical or similar securities, when available, or valuation methodologies and valuation inputs similar to those used for government and corporate debt securities. Additional valuation inputs include structural characteristics of the securities, and the underlying collateral performance, such as prepayment speeds and delinquencies. Expected prepayment speeds are based primarily on those previously experienced in the market at projected future interest rate levels. In instances where there is a lack of sufficient observable market data to value the securities, non-binding broker quotes are used.

The fair value of equity securities is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earnings multiples of comparable companies.

Mortgages and loans are generally carried at amortized cost. The fair value of mortgages and loans, for disclosure purposes, is determined by discounting the expected future cash flows using a current market interest rate applicable to financial instruments with a similar yield, credit quality and maturity characteristics. Valuation inputs typically include benchmark yields and risk-adjusted spreads from current lending activities or loan issuances. The risk-adjusted spreads are determined based on the borrower's credit and liquidity, as well as term and other loan-specific features. Long-term mortgages and loans are generally categorized in Level 3 of the fair value hierarchy. The significant unobservable input is a portion of these risk adjusted spreads at or beyond the 20 year point for mortgages and at or beyond the 10 year point for loans.

Derivative financial instruments are recorded at fair value with changes in fair value recorded in income unless the derivative is part of a qualifying hedging relationship for accounting purposes. The fair value of derivative financial instruments depends upon derivative types. The fair value of exchange-traded futures and options is determined using quoted prices in active markets, while the fair value of OTC derivatives is determined using pricing models, such as discounted cash flow analysis or other market standard valuation techniques, with primarily observable market inputs. Valuation inputs used to price OTC derivatives may include swap interest rate curves, foreign exchange spot and forward rates, index prices, the value of underlying securities, projected dividends, volatility surfaces, and in limited circumstances, counterparty quotes.
The fair value of OTC derivative financial instruments also includes credit valuation adjustments to reflect the credit risk of both the derivative counterparty and ourselves as well as the impact of contractual factors designed to reduce our credit exposure, such as collateral and legal rights of offset under master netting agreements. Inputs into determining the appropriate credit valuation adjustments are typically obtained from publicly available information and include credit default swap spreads when available, credit spreads derived from specific bond yields, or published cumulative default experience data adjusted for current trends when credit default swap spreads are not available.

84    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

The fair value of other invested assets is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earnings multiples of comparable companies.

Investment properties are recorded at fair value with changes in fair value recorded in income. The fair value of investment properties is generally determined using property valuation models that are based on expected capitalization rates and models that discount expected future net cash flows at current market interest rates reflective of the characteristics, location, and market of each property. Expected future net cash flows include contractual and projected cash flows and forecasted operating expenses, and take into account interest, rental and occupancy rates derived from market surveys. The estimates of future cash inflows, in addition to expected rental income from current leases, include projected income from future leases based on significant assumptions that are consistent with current market conditions. The future rental rates are estimated based on the location, type and quality of the properties, and take into account market data and projections at the valuation date. The fair values are typically compared to market-based information for reasonability, including recent transactions involving comparable assets. The methodologies and inputs used in these models are in accordance with real estate industry valuation standards. Valuations are prepared externally or internally by professionally accredited real estate appraisers.

The fair value of short-term securities is approximated by their carrying amount adjusted for credit risk where appropriate.

Due to their nature, the fair value of policy loans and cash are assumed to be equal to their carrying values, which is the amount these assets are recorded at in our Consolidated Statements of Financial Position.

Investments for accounts of segregated fund holders are recorded at fair value with changes in fair value recorded in net realized and unrealized gains (losses) within the segregated fund and are not recorded in our Consolidated Statements of Operations. The fair value of investments for accounts of segregated fund holders is determined using quoted prices in active markets or independent valuation information provided by investment managers. The fair value of direct investments within investments for accounts of segregated fund holders, such as short-term securities and government and corporate debt securities, is determined according to valuation methodologies and inputs described above in the respective asset type sections. The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions as described above for asset-backed securities.

The methodologies and assumptions for determining the fair values of investment contract liabilities are included in Note 10.B of our 2020 Annual Consolidated Financial Statements.

We categorize our assets and liabilities carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:

Level 1: Fair value is based on the unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, exchange-traded equity securities, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 2: Fair value is based on quoted prices for similar assets or liabilities traded in active markets, or prices from valuation techniques that use significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, OTC derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include certain corporate bonds, certain other invested assets, and investment properties.

As pricing inputs become more or less observable, assets are transferred between levels in the hierarchy. Total gains and losses in income and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For a financial instrument that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the Level 3 reconciliation schedule in Note 5 of our 2020 Annual Consolidated Financial Statements. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the Level 3 reconciliation schedule in Note 5 of our 2020 Annual Consolidated Financial Statements. Transfers into Level 3 occur when the inputs used to price the financial instrument lack observable market data and as a result, no longer meet the Level 1 or 2 criteria at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria at the reporting date.

Transfers into and out of Level 3 for financial assets were $5 million and $89 million for the year ended December 31, 2020, respectively, compared to $15 million and $304 million, respectively, for the year ended December 31, 2019. The total amount of the net realized/unrealized gains (losses) related to financial instruments transferred out of Level 3 during the period, which were excluded from the Level 3 reconciliation, was a loss of $5 million as at December 31, 2020 compared to a gain of $1 million as at December 31, 2019.

Additional information on the fair value measurement of investments can be found in Note 5 of our 2020 Annual Consolidated Financial Statements.
Impairment
Management assesses debt and equity securities, mortgages and loans and other invested assets for objective evidence of impairment at each reporting date. Financial assets are impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one or more loss events that have an impact on the estimated future cash flows that can be reliably estimated. Objective evidence of impairment generally includes significant financial difficulty of the issuer, including actual or anticipated bankruptcy or defaults and delinquency in payments of interest or
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principal or disappearance of an active market for the financial assets. All equity instruments in an unrealized loss position are reviewed to determine if objective evidence of impairment exists. Objective evidence of impairment for an investment in an equity instrument or other invested asset also includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates, and a significant or prolonged decline in the fair value of an equity instrument or other invested asset below its cost.

Additional information on the impairment of financial assets can be found in Note 1 and 6 of our 2020 Annual Consolidated Financial Statements.
Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable tangible and intangible assets of the acquired businesses. Goodwill is carried at original cost less any impairment subsequently incurred. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a cash generating unit ("CGU") falling below its carrying value. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other groups of assets. The goodwill balances are allocated to either individual or groups of CGUs that are expected to benefit from the synergies of the business combination. Goodwill impairment is quantified by comparing a CGU's or a group of CGU's carrying value to its recoverable amount, which is the higher of fair value less cost to sell and value in use. Impairment losses are recognized immediately and cannot be reversed in future periods.

No impairment charges were recognized in 2020. We had a carrying value of $6.1 billion in goodwill as at December 31, 2020. Additional information on goodwill can be found in Note 9 of our 2020 Annual Consolidated Financial Statements.
Intangible Assets
Intangible assets consist of finite life and indefinite life intangible assets. Finite life intangible assets are amortized on a straight-line basis or using a units-of-production method, over the useful economic lives which are varying periods of up to 40 years. Amortization is charged through operating expenses. The useful lives of finite life intangible assets are reviewed annually, and the amortization is adjusted as necessary. Indefinite life intangibles are not amortized, and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying values of the indefinite life intangible assets to their recoverable amounts. The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use. If the carrying values of the indefinite life intangibles exceed their recoverable amounts, these assets are considered impaired, and a charge for impairment is recognized in our Consolidated Statements of Operations. The recoverable amount of intangible assets is determined using various valuation models, which require management to make certain judgments and assumptions that could affect the estimates of the recoverable amount. Impairment charges on intangible assets of $11 million were recognized in 2020 and there were impairment charges of $15 million in 2019.

As at December 31, 2020 our finite life intangible assets had a carrying value of $1.6 billion, which reflected the value of the field force, asset administration contracts, and Client relationships acquired as part of the Clarica, CMG Asia, Genworth EBG, Ryan Labs, Prime Advisors, Bentall Kennedy, and the U.S. employee benefits business acquisitions, as well as software costs. Our indefinite life intangible assets had a carrying value of $0.9 billion as at December 31, 2020. The value of the indefinite life intangible assets reflected fund management contracts of MFS, BGO and InfraRed.
Income Taxes
Income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Deferred income tax is provided using the liability method. Our provision for income taxes is calculated based on the tax rates and tax laws that have been enacted or substantially enacted by the end of the reporting period.

As a multinational organization, we are subject to taxation in numerous jurisdictions. We seek to operate in a tax efficient manner while ensuring that we are in compliance with all laws and regulations. The determination of the required provision for current and deferred income taxes requires that we interpret tax legislation in the jurisdictions in which we operate and that we make assumptions about the expected timing of realization of deferred income tax assets and liabilities. Tax laws are complex and their interpretation requires significant judgment. The provision for income taxes reflects management's interpretation of the relevant tax laws and its best estimate of the income tax implications of the transactions and events during the period. We believe that our provisions for uncertain tax positions appropriately reflect the risk of tax positions that are under audit, dispute or appeal with tax authorities, or which are otherwise considered to involve uncertainty. The adequacy of our tax provision is reviewed at the end of each reporting period. To the extent that our interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience. The amount of any increase or decrease cannot be reasonably estimated.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax losses and unused tax credits to the extent that it is probable that taxable profit will be available against which the temporary differences, unused tax losses and unused tax credits can be utilized. At each reporting period, we assess all available evidence, both positive and negative, to determine the amount of deferred income tax assets to be recorded. If it is probable that the benefit of tax losses and tax deductions will not be realized, a deferred income tax asset is not recognized. The assessment requires significant estimates and judgment about future events based on the information available at the reporting date.

From time to time, local governments, in countries in which we operate, enact changes to statutory corporate income tax rates. These changes require us to review and re-measure our deferred tax assets and liabilities as of the date of enactment. As at December 31, 2020, our net deferred tax asset in the Consolidated Statements of Financial Position was $1,251 million, primarily in Canada. Any future tax rate reductions in jurisdictions where we carry a net deferred tax asset, could result in a reduction in the carrying value of the deferred tax asset and a corresponding income tax expense at the time of substantial enactment of a rate reduction.
86    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

Pension Plans and Other Post-Retirement Benefits
The Company sponsors defined benefit pension plans and defined contribution plans for eligible employees. All of our material defined benefit plans worldwide are closed to new entrants with new hires participating in defined contribution plans. Our defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. We maintain certain supplementary non-contributory defined benefit pension arrangements for eligible employees, which are primarily for benefits which are in excess of local tax limits. In addition to these plans, in some countries the Company sponsors certain post-retirement benefit plans (for medical, dental and/or life insurance benefits) for eligible qualifying employees and their dependents who meet certain requirements.

In Canada, since January 1, 2009, all new employees participate in a defined contribution plan, while existing employees continue to accrue future benefits in the prior plan which provides a defined benefit plan and an optional contributory defined contribution plan.

With the closure of the Canadian defined benefit plans to new entrants, the volatility associated with future service accruals for active members has been limited and will decline over time. As at December 31, 2020, there are no active members in the UK and no active employees accruing future service benefits in the U.S. defined benefit plans.

The major risks remaining in relation to past service obligations are increases in liabilities due to a decline in discount rates, greater life expectancy than assumed and adverse asset returns. We have significantly de-risked the investments of our material defined benefit pension plans Company-wide by systematically shifting the pension asset mix towards liability matching investments. The target for our significant plans is to minimize volatility in funded status arising from changes in discount rates and exposure to equity markets.

Due to the long-term nature of these defined benefit plans, the calculation of benefit expenses and accrued benefit obligations depends on various assumptions, including discount rates, rates of compensation increases, health care cost trend rates, retirement ages, mortality rates and termination rates. Based upon consultation with external pension actuaries, management determines the assumptions used for these plans on an annual basis. The discount rate used for our material defined benefit plans is determined with reference to market yields of high-quality corporate bonds that are denominated in the same currency in which the benefits will be paid, and that have terms to maturity approximating the terms of obligations.

Actual experience may differ from that assumed, which would impact the valuation of defined benefit plans and the level of benefit expenses recognized in future years. Details of our pension and post-retirement benefit plans and the key assumptions used for the valuation these plans are included in Note 25 of our 2020 Annual Consolidated Financial Statements.
2. Changes in Accounting Policies
We have included in this section a summary of changes in accounting policies. Where there are references to Notes, these are part of our 2020 Annual Consolidated Financial Statements.
2.A New and Amended International Financial Reporting Standards Adopted in 2020
We adopted the following amendments on January 1, 2020:

In March 2018, the IASB issued a revised Conceptual Framework for Financial Reporting ("Conceptual Framework"), which replaced the Conceptual Framework issued in 2010. The revised Conceptual Framework includes revised definitions of an asset and a liability, as well as new guidance on measurement, derecognition, presentation and disclosure, to be applied prospectively. The adoption of this guideline did not have a material impact on our Consolidated Financial Statements.

In October 2018, the IASB issued Definition of a Business, which amended IFRS 3 Business Combinations ("IFRS 3"). The amendments clarify the definition of a business to assist entities in determining whether a transaction represents a business combination or an acquisition of assets, and are applied prospectively. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements.

In October 2018, the IASB issued Definition of Material (Amendments to IAS 1 and IAS 8). The amendments clarify the definition of material and provide guidance to improve consistency in its application in IFRS standards. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements.

In September 2019, the IASB issued the Interest Rate Benchmark Reform, which includes amendments to IFRS 9, IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39") and IFRS 7 Financial Instruments: Disclosures ("IFRS 7"). We have deferred adoption of IFRS 9 and continue to apply IAS 39. The amendments clarify that entities can continue to apply certain hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows from the hedging instrument are based will not be altered as a result of interest rate benchmark reform. The adoption of the IAS 39 amendments did not have a material impact on our Consolidated Financial Statements.

We adopted the following amendment on June 1, 2020:

In May 2020, the IASB issued COVID-19-Related Rent Concessions, which is an amendment to IFRS 16 Leases. The amendment provides lessees with a practical expedient to not account for COVID-19-related rent concessions as lease modifications. The amendment does not affect lessors. The adoption of this amendment did not have a material impact on our Consolidated Financial Statements. The amendment was applied retrospectively.
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2.B Amended International Financial Reporting Standards to be Adopted in 2021
The following new and amended IFRS were issued by the IASB and are expected to be adopted by us in 2021:

In August 2020, the IASB issued the Interest Rate Benchmark Reform Phase 2, which includes amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. They address issues that arise from the implementation of the reforms, including the replacement of one benchmark with an alternative one. We do not expect the adoption of this amendment to have a material impact on our Consolidated Financial Statements.
2.C Amended International Financial Reporting Standards to be Adopted in 2022 or Later
We are currently assessing the impact the adoption these amendments will have on our Consolidated Financial Statements:

In May 2020, the IASB issued Reference to the Conceptual Framework, which includes amendments to IFRS 3. The amendments update an outdated reference to the Conceptual Framework in IFRS 3 without significantly changing the requirements in the standard. The amendments are effective to business combinations for which the acquisition date is on or after January 1, 2022.

In May 2020, the IASB issued Property, Plant and Equipment - Proceeds before Intended Use, which includes amendments to IAS 16 Property, Plant and Equipment. The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments apply retrospectively to assets ready for use in the comparative period. The amendments are effective for annual periods beginning on or after January 1, 2022.

In May 2020, the IASB issued Onerous Contracts - Cost of Fulfilling a Contract, which includes amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The amendments specify that the 'cost of fulfilling' a contract comprises the 'costs that relate directly to the contract'. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendments are effective for annual periods beginning on or after January 1, 2022.

In May 2020, the IASB issued Annual Improvements to IFRS Standards 2018-2020, which includes minor amendments to three IFRS standards applicable to our Consolidated Financial Statements. The amendments apply prospectively. The amendments are effective for annual periods beginning on or after January 1, 2022.

In May 2017, the IASB issued IFRS 17, which replaces IFRS 4. In June 2020, the IASB issued amendments to IFRS 17, which include deferral of the effective date to annual periods beginning on or after January 1, 2023. The deferral option of IFRS 9 for insurers was also extended to that same date. IFRS 17 establishes the principles for the recognition, measurement, presentation, and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current fulfillment values using one of three measurement models, depending on the nature of the contract. IFRS 17 is to be applied retrospectively to each group of insurance contracts unless impracticable. If, and only if, it is impracticable to apply IFRS 17 retrospectively for a group of insurance contracts, an entity shall apply IFRS 17 using a modified retrospective approach or a fair value approach. IFRS 17 will affect how we account for our insurance contracts and how we report our financial performance in our Consolidated Statements of Operations. We are currently assessing IFRS 17, which will have a significant impact on our Consolidated Financial Statements.

In July 2014, the IASB issued the final version of IFRS 9, which replaces IAS 39. IFRS 9 includes guidance on the classification and measurement of financial instruments, impairment of financial assets, and hedge accounting. Financial asset classification is based on the cash flow characteristics and the business model in which an asset is held. The classification determines how a financial instrument is accounted for and measured. IFRS 9 also introduces an impairment model for financial instruments not measured at fair value through profit or loss that requires recognition of expected losses at initial recognition of a financial instrument and the recognition of full lifetime expected losses if certain criteria are met. In addition, a new model for hedge accounting was introduced to achieve better alignment with risk management activities. This standard is effective for annual periods beginning on or after January 1, 2018. In October 2017, the IASB issued narrow-scope amendments to IFRS 9. The amendments clarify the classification of certain prepayable financial assets and the accounting of financial liabilities following modification. The amendments are effective for annual periods beginning on or after January 1, 2019. However, pursuant to the aforementioned amendments to IFRS 4, we elected the deferral approach permitted under IFRS 4 to continue to apply IAS 39. We are currently assessing the impact that IFRS 9, along with these amendments, will have on our Consolidated Financial Statements.
3. Disclosure Controls and Procedures
The Company has established disclosure controls and procedures that are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's President and CEO, Executive Vice-President and Chief Financial Officer ("CFO"), and Executive Vice-President, Chief Legal Officer and Public Affairs, on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of our disclosure controls and procedures, as defined under rules adopted by the Canadian securities regulatory authorities and the SEC, as at December 31, 2020, was carried out under the supervision of and with the participation of the Company's management, including the CEO and the CFO. Based on our evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective as at December 31, 2020.
Management's Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements in accordance with IFRS.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
88    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis

We conducted an assessment of the effectiveness of our internal control over financial reporting, as of December 31, 2020, based on the framework and criteria established in Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, we have concluded that our internal control over financial reporting was effective as of December 31, 2020.

Our internal control over financial reporting, as of December 31, 2020, has been audited by the Company's external auditor, Deloitte LLP, Independent Registered Public Accounting Firm, who also audited our Annual Consolidated Financial Statements for the year ended December 31, 2020. As stated in the Report of Independent Registered Public Accounting Firm, they have expressed an unqualified opinion on our internal control over financial reporting as of December 31, 2020.
Changes in Internal Control over Financial Reporting
No changes were made in our internal control over financial reporting for the period which began on January 1, 2020 and ended December 31, 2020 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

N. Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Information on legal and regulatory proceedings can be found in Note 23 of our 2020 Annual Consolidated Financial Statements.

O. Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, financial objectives, future results of operations, and strategic goals; (ii) concerning our medium-term financial objectives which are described in this MD&A under the heading B - Overview - 2 - Financial Objectives, (collectively, our "medium-term financial objectives"); (iii) relating to productivity and expense initiatives, growth initiatives, outlook, and other business objectives; (iv) relating to our expected tax range for future years; (v) relating to the plans we have implemented in response to the COVID-19 pandemic and related economic conditions and their impact on the Company; (vi) that are predictive in nature or that depend upon or refer to future events or conditions; (vii) set out in this document under the heading J - Risk Management - 9 Risk Categories - Market Risk - Market Risk Sensitivities - Equity Market Sensitivities and Interest Rate Sensitivities; (viii) relating to cash flows, anticipated payment obligations, funding requirements and our ability to meet these obligations; (ix) relating to tax provisions; (x) relating to risks and uncertainties; and (xi) that include words such as "achieve", "aim", "ambition", "anticipate", "aspiration", "assumption", "believe", "continue", "could", "estimate", "expect", "goal", "initiatives", "intend", "may", "objective", "outlook", "plan", "potential", "project", "seek", "should", "strategy", "strive", "target", "will" and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates and projections regarding future events and are not historical facts, and remain subject to change, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its uncertain impact on our business.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the impact of the COVID-19 pandemic and related economic conditions on our operations, liquidity, financial conditions or results and the matters set out in this document under the headings B - Overview - 2 - Financial Objectives; D - Profitability - 2020 vs. 2019; I - Capital and Liquidity Management; J - Risk Management; and M - Accounting and Control Matters - 1 - Critical Accounting Policies and Estimates and in the AIF under the heading Risk Factors, and the factors detailed in SLF Inc.'s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.
Medium-Term Financial Objectives
The Company's medium-term financial objectives set out in B - Overview - 2 - Financial Objectives are forward-looking non-IFRS financial measures. Our ability to achieve those objectives is dependent on our success in achieving growth initiatives and business objectives and on certain key assumptions that include: (i) no significant changes in the level of interest rates; (ii) average total equity market return of approximately 8-10% per annum; (iii) credit experience in line with best estimate actuarial assumptions; (iv) no significant changes in the level of our regulatory capital requirements; (v) no significant changes to our effective tax rate; (vi) no significant increase in the number of shares outstanding; (vii) other key assumptions include: no material changes to our hedging program, hedging costs that are consistent with our best estimate assumptions, no material assumption changes including updates to the economic scenario generator and no material accounting standard changes; and (viii) our best estimate actuarial assumptions used in determining our insurance and investment contract liabilities. Our underlying ROE is dependent upon capital levels and options for deployment of excess capital. Our medium-term financial objectives do not reflect the indirect effects of interest rate and equity market movements including the potential impacts on goodwill or the current valuation allowance on deferred tax assets as well as other items that may be non-operational in nature.

Our target dividend payout ratio of 40%-50% of our underlying net income assumes that economic conditions and our results will enable us to maintain our payout ratio in the target range, while maintaining a strong capital position. The declaration, amount and payment of dividends is subject to the approval of SLF Inc.'s Board of Directors and our compliance with the capital requirements in the Insurance Companies Act (Canada). Additional information on dividends is provided in the section I - Capital and Liquidity Management - 3 - Shareholder Dividends in this MD&A.

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Although considered reasonable by the Company, we may not be able to achieve our medium-term financial objectives as the assumptions on which these objectives were based may prove to be inaccurate. Accordingly, our actual results could differ materially from our medium-term financial objectives as described in the section B - Overview - 2 - Financial Objectives in this MD&A. Our medium-term financial objectives do not constitute guidance.
Risk Factors
Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, including our medium-term financial objectives, are set out below. The realization of our forward-looking statements, including our ability to meet our medium-term financial objectives, essentially depends on our business performance which, in turn, is subject to many risks, which have been further heightened with the current COVID-19 pandemic given the uncertainty of its duration and impact. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks - related to policyholder behaviour; mortality experience, morbidity experience and longevity; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and political conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of mergers, acquisitions, strategic investments and divestitures; the impact of competition; the performance of our investments and investment portfolios managed for Clients; changes in the legal or regulatory environment, including capital requirements; the environment and social, environmental laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - COVID-19 matters, including the severity, duration and spread of COVID-19; its impact on the global economy, and its impact on Sun Life's business, financial condition and or results; risks associated with IFRS 17 and IFRS 9; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgements used in calculating taxes.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.
90    Sun Life Financial Inc.     December 31, 2020        Management’s Discussion and Analysis